As filed with the Securities and Exchange Commission on May 9, 2011

Registration No. 333-171903

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

LinkedIn Corporation

(Exact name of Registrant as specified in its charter)

Delaware	7370	47-0912023
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2029 Stierlin Court

Mountain View, CA 94043

(650) 687-3600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey Weiner

Chief Executive Officer

LinkedIn Corporation

2029 Stierlin Court

Mountain View, CA 94043

(650) 687-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey D. Saper, Esq. Katharine A. Martin, Esq. Jon C. Avina, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Erika Rottenberg, Esq. Lora D. Blum, Esq. LinkedIn Corporation 2029 Stierlin Court Mountain View, CA 94043 (650) 687-3600	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	9,016,000	$35.00	$315,560,000.00	$16,319.02

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The Registrant previously paid $20,317.50 in connection with the original filing of this Registration Statement on January 27, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 9, 2011

7,840,000 Shares

Class A Common Stock

LinkedIn Corporation is offering 4,827,804 shares of its Class A common stock and the selling stockholders are offering 3,012,196 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price will be between $32.00 and $35.00 per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 99.1% of the voting power of our outstanding capital stock following this offering, and outstanding shares of Class B common stock held by our co-founder and board Chair, Reid Hoffman, will represent approximately 21.7% of the voting power of our outstanding capital stock following this offering.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “LNKD.”

Investing in our Class  A common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to LinkedIn	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,176,000 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2011.

MORGAN STANLEY	BofA MERRILL LYNCH	J.P. MORGAN

ALLEN & COMPANY LLC UBS INVESTMENT BANK

                    , 2011

Connecting talent with opportunity at massive scale

Alberto L.
Principal Architect
Rome, Italy | Architecture
Got some great advice from other small-business founders on how to grow my new business
Christina S.
Certified Financial Planner
New York City | Financial Services
Received two recommendations and found my dream job

Manage your professional identity

Build and engage with your professional network

Access knowledge, insights and opportunities

My product has been recommended by the web's top influencers
Online Marketing Manager
I found twelve great candidates today
VP of Talent Acquisition
Prepping for my next client meeting
VP of Sales

Hiring Solutions

Over 2/3 of the Fortune 100 use LinkedIn to hire top talent

Marketing Solutions

Reaching one of the most influential and affluent audiences on the web

Premium Subscriptions

Enhanced search and communication capabilities

Member Base

1
New member every second

100%
Fortune 500 companies represented

200+
Countries and territories

2,000,000+
Groups on LinkedIn

100,000,000+
Members worldwide

LinkedIn member base in millions

44% United States
56% International
0.1
1.5
4.1
7.9
16.7
32.3
55.1
90+
'03
'04
'05
'06
'07
'08
'09
'10

Data and statistics as of March 31, 2011

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of our Class A common stock.

Through and including                    , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

LINKEDIN CORPORATION

We are the world’s largest professional network on the Internet with more than 100 million members in over 200 countries and territories. Through our proprietary platform, members are able to create, manage and share their professional identity online, build and engage with their professional network, access shared knowledge and insights, and find business opportunities, enabling them to be more productive and successful.

We believe we are the most extensive, accurate and accessible network focused on professionals. We believe we are creating significant value for professionals, enterprises and professional organizations worldwide by connecting talent with opportunity at massive scale. We believe that our members and the enterprises and professional organizations that use our platform are only beginning to leverage the power and potential of our network and its underlying database of professional information.

Our comprehensive platform provides members with solutions, including applications and tools, to search, connect and communicate with business contacts, learn about attractive career opportunities, join industry groups, research organizations and share information. At the core of our platform are our members, who create profiles that serve as their professional profiles and are accessible by any other member, as well as (unless a member chooses otherwise) anyone with an Internet connection. We believe that our platform allows our members to compete more effectively, make better decisions faster and manage their careers to achieve their full potential.

The cornerstone of our business strategy is to focus on our members first. We provide the majority of our solutions to our members at no cost. We believe this approach provides the best way to continue to build a critical mass of members, resulting in beneficial network effects that promote greater utilization of our solutions, higher levels of engagement and increased value for all of our members.

We provide enterprises and professional organizations of all sizes with solutions designed to identify specific talent within our global network, enable their employees to be more productive and successful, build brand awareness, and market their products and services. Enterprises and professional organizations that use our solutions include large corporations, small- and medium-sized businesses, educational institutions, government agencies, non-profit organizations and other similar entities. Our current products for enterprises and professional organizations include hiring solutions, marketing solutions and premium subscriptions. Our hiring solutions are transforming the talent acquisition market by providing unique access not only to active job seekers but also to passive candidates who are not actively looking to change jobs. Our marketing solutions enable enterprises to reach a large audience of influential and affluent professionals and connect them to relevant products and services.

We generate revenue from enterprises and professional organizations by selling our hiring solutions and marketing solutions offline through our field sales organization or online on our website. We also generate revenue from members, acting as individuals or on behalf of their enterprise or professional organization, who subscribe to our premium services. We strive to ensure that our hiring solutions, marketing solutions and premium subscriptions provide both a high level of value for our customers and also a high degree of relevance for our members. We believe this monetization strategy properly aligns objectives among members, customers and our entire network and supports our financial objective of sustainable revenue and earnings growth over the long term.

We have achieved significant growth as our network has scaled and as we have expanded our product offerings. From 2009 to 2010, net revenue increased $123.0 million, or 102%, net income increased $19.4 million, or 487%, and adjusted EBITDA increased $33.3 million, or 227%. In the three months ended March 31, 2011, net revenue increased $49.2 million, or 110%, net income increased $0.3 million, or 14%, and adjusted EBITDA increased $4.2 million, or 46%, over the three months ended March 31, 2010. See “Adjusted EBITDA” below for a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss).

Our Mission

Our mission is to connect the world’s professionals to make them more productive and successful. Our members come first. We believe that prioritizing the needs of our members is the most effective, and ultimately the most profitable, way to accomplish our mission and to create long-term value for all of our stakeholders. We will continue to concentrate on opportunities we believe are in the best interests of our members. Our long-term approach enables us to invest, innovate and pioneer in unexplored segments of our industry to increase the value proposition of our proprietary platform and extensive data.

Our solutions are designed to enable professionals to achieve higher levels of performance and professional success and enable enterprises and professional organizations to find and connect with the world’s best talent.

Our Vision

Our vision is to create economic opportunity for every professional in the world. This vision not only applies to each of our employees, but every LinkedIn member, each of whom has the ability to create economic opportunities for others. We believe this is the fundamental power of our network.

Our Opportunity

We believe we are transforming the way people work by connecting talent with opportunity at massive scale. Our goal is to provide a global platform capable of mapping every professional’s experience, skills and other relevant professional data to his or her professional graph, including connections with colleagues and business contacts.

We provide the following key benefits to our members:

•

Ability to Manage Their Professional Identity. Through online professional profiles of record that members create, manage and control, we are reshaping how members present their professional identity. Our members share, at their own discretion, information about themselves in their profiles, and this data is available, accessible and searchable online. The accuracy of our members’ public profile information combined with our search engine optimization technology often enables their professional profiles to appear at or near the top of search engine results, increasing the awareness of our members’ professional identities.

•

Enhanced Ability to Build and Engage with Their Professional Network. We enable members to build their professional networks by linking their professional profiles with those of others to whom they are directly and indirectly connected, creating an ever-expanding professional graph. In this manner, members use our platform to engage with other members whom they trust and value and reach people who are not known to them but who are known and trusted by others within their professional network. Through access to rich, up-to-date profile and professional graph data, members can make better use of their existing and new connections.

•

Access to Knowledge, Insights and Opportunities. We believe we are a trusted source for comprehensive and rich, real-time news, opinions and other professional intelligence. Our proprietary platform provides solutions that enable our members to search and access insights and opportunities generated by our community of professionals, enterprises and professional organizations. The information and opportunities presented to each member are personalized based on his or her profile and professional graph, thereby providing our members with compelling and relevant information designed to make them more productive and successful.

In addition, enterprises and professional organizations also utilize our solutions to receive numerous benefits, such as attracting new talent and more fully understanding, retaining and engaging with their employees and other professionals. We provide the following key benefits to enterprises and professional organizations:

•

Matching Talent with Opportunity. With the world’s largest online professional network, we provide enterprises and professional organizations the ability to connect with the global professional talent pool at scale. Our extensive hiring solutions allow enterprises and professional organizations to leverage the insights from our platform to source and develop a pipeline of active and passive talent, including the ability to automate talent matching, post jobs, engage and educate candidates, streamline applications and validate information. We believe our solutions are both more cost-effective and more efficient than traditional recruiting approaches, such as hiring third-party search firms, to identify and screen candidates.

•

Efficient Marketing Channel. Through our marketing solutions, enterprises and professional organizations are able to create, promote and control their corporate identity and enhance their brand awareness. Our marketing solutions, including our self-service platform, allow enterprises and professional organizations to pursue business-to-business marketing, prosumer marketing and marketing to mass consumers. Marketers use our solutions to create an online brand and corporate identity, disseminate trade publications and collateral, engage in highly targeted marketing campaigns and gain rich customer insights, all at scale and on a cost-effective basis, which is particularly attractive to small- and medium-sized enterprises and professional organizations that have limited resources. Our proprietary platform is designed to leverage viral actions, social media, trusted recommendations and our rich user-generated data to efficiently connect members, enterprises and professional organizations to relevant products and services.

•

Targeted Advertising. Our member base constitutes one of the most influential, affluent and highly educated audiences on the web. According to The Nielsen Company @Plan data released in December 2010, U.S. visitors to our website represent more decision makers, have higher average household incomes and are comprised of more college or post graduates than U.S. visitors of many leading business websites. Our marketing solutions provide advertisers with the ability to target audiences based on our members’ profile information, including title, function, company name, company size, industry and geography. In addition, our detailed advertising campaign reports provide advertisers with insights to further maximize the return on their advertising budget.

•

Increase Employee Productivity. We serve as the central hub of a professional’s online network and a platform for enterprises and professional organizations to share knowledge and professional insights with their employees and thereby increase their productivity. For example, employees who are members are able to join groups for sharing information, articles, links, conversations and opinions. In addition, sales professionals who are members are able to accelerate their sales processes by accessing information to identify leads and decision-makers, request introductions to other members through a common connection and thereby increase their efficiency and potentially eliminate cold calls altogether.

Our Competitive Strengths

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity:

•

Exclusive Focus on Professionals. As a result of our exclusive focus on professionals, we have built the world’s largest professional network on the Internet with over 100 million members. We have developed a strong brand as a trusted database for profile information and provider of applications and tools for professionals to more effectively present their professional identity online, build and engage with their professional network more efficiently, and access insights to be more productive and successful.

•

Large and Growing Global Member Base. Our member base continues to grow rapidly, adding approximately one new member every second, primarily through “word-of-mouth” and the network effects of our platform. While it took us nearly 500 days to reach our first one million members, during the second half of 2010, on average, we added more than a million new members every 10 days. Between 2008 and 2010, our member base increased at a 76% compounded annual growth rate. As of January 2011, over 50% of our members were from outside of the United States and our member base included executives from all of the companies in the 2010 Fortune 500.

•

Business Model with Powerful Network Effects. The size and growth of our member base, the number of enterprises and professional organizations that use our platform, and the amount of rich and accurate information generated by our members increase the value we deliver to all participants in our network. A larger member base provides more opportunities to form professional connections for members, as well as increased opportunities to identify and attract talent for enterprises and professional organizations. At the same time, an increasing number of enterprises and professional organizations accessing our network enhances the relevance for members who stand to benefit from professional insights and opportunities. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage.

•

Robust and Trusted Source of Relevant Professional Data. Our proprietary platform processes, filters and indexes a vast and growing amount of user-generated content, including updates to members’ professional profiles, connections, activities and recommendations. The more data our members choose to share, the more value they receive from the network. As a result, members are more willing to share accurate and detailed information about themselves. We use the information that flows through our platform to provide more relevant searches and information to enhance productivity. Since our formation, we have provided easy-to-use controls that enable our members to select what they would like to share with whom, and we believe we have been clear and consistent on how we use this information to the benefit of members, enterprises and professional organizations.

•

Large Customer Base. Thousands of enterprises and professional organizations use our hiring solutions and marketing solutions. In 2010, our hiring solutions were used by nearly 3,900 companies. As of March 31, 2011, our hiring solutions were used by nearly 4,800 companies, including 73 of the Fortune 100. Our customers also include many small- and medium-sized businesses using our platform to leverage their limited recruiting resources. In 2010, our marketing solutions were used by more than 33,000 customers. This broad customer base provides us with not only diversification but also market validation for additional new customers.

•

Proprietary Technology Platform. Our proprietary software applications and technologies enable us to perform large scale real-time data and computational analyses that support our solutions. We categorize and query large sets of structured and unstructured data to personalize relevant information. For example, one of our key personalized recommendation features typically involves the processing of over 75 terabytes per day, and nearly two billion people searches were performed on our website in 2010.

Our Key Metrics

Our number of registered members, the number of unique visitors to our website and the number of page views on our website have continued to grow over time. We believe this growth is primarily attributable to the network effects of our business model, the strength of our brand and the value of our solutions. For a description of how we calculate each of our key metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.” The chart below highlights the growth in each of these areas since 2008:

(1)	The number of registered members is higher than the number of actual members due to various factors. For more information, see “Risk Factors—The number of our registered members is higher than the number of actual members, and a substantial majority of our page views are generated by a minority of our members.”
(2)	Worldwide data provided by comScore, a leading provider of digital marketing intelligence. Beginning in August 2009, comScore changed the method by which it counts traffic, which makes prior data not meaningful for period over period comparison purposes.

Our Strategy

Our mission is to connect the world’s professionals to make them more productive and successful. The key elements of our strategy are:

•

Foster Viral Member Growth. With over 100 million members, we will continue to pursue initiatives that promote the viral growth of our member base. These initiatives include registration optimization, enhanced search engine optimization, seamless integration with other applications and enhancements to our communications capabilities. Viral growth is a critical element in our mission to connect the world’s professionals.

•

Serve as the Professional Profile of Record. By maintaining the trust we have developed with our members and through continued improvements, such as enhancing our profile tools and search engine optimization, we seek to be the professional profile for every professional worldwide. Using our platform, any member can find, connect with and learn about other professionals.

•

Be the Essential Source of Professional Insights. As the amount of information being shared across the Internet continues to rapidly increase, we seek to be the essential source for relevant shared professional knowledge and data. Our platform enables members to easily contribute and share information at their discretion. We are uniquely positioned to continue to create more value from this information by providing relevant and timely business and career intelligence, insights and recommendations to our members, enabling them to be more productive and successful.

•

Work Wherever Our Members Work. We believe the value proposition of our network is most powerful when it is accessible wherever and whenever our members work. As a result, we plan to continue to grow our developer community by making our products and services available via open application programming interfaces, or APIs, and embeddable widgets to enable access to our solutions anywhere professionals work. In addition, we will continue to make our platform accessible on a large number of mobile and other Internet-connected devices to ensure members have constant access to our network.

•

Increase Monetization While Creating Value for Our Members. We intend to leverage our unique business model to further monetize our platform while adding value to members, enterprises and professional organizations on a global basis. For example, by providing our members with better tools to share their professional skills and insights, our hiring solutions can more efficiently and effectively identify specific active and passive candidates for a particular opportunity resulting in benefits for both members and customers. A core part of our strategy is making our solutions more relevant for our members and customers by significantly investing in targeting capabilities and analytics.

•

Expand Our International Presence. We have seen significant growth in our international member base and have established operations in Australia, Canada, France, India, Ireland, the Netherlands and the United Kingdom. We intend to expand our sales, technical and support operations in additional international locations and expand our international member base by making our platform available in more languages and further developing our brand across various international geographies.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

•	we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our website is accessible at all times with short or no perceptible load times;

•

if our security measures are compromised, or if our website is subject to attacks that degrade or deny the ability of members to access our solutions, members and customers may curtail or stop the use of our solutions;

•	our core value of putting our members first may conflict with the short-term interests of our business;

•	the number of our registered members is higher than the number of actual members, and a substantial majority of our page views are generated by a minority of our members;

•

we process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and changes in these regulations or our actual or perceived failure to comply with such obligations could harm our business;

•	we expect our revenue growth rate to decline, and as we continue to invest for future growth, we do not expect to be profitable on a GAAP basis in 2011;

•	we expect to face increasing competition in the market for online professional networks; and

•

the dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, as those stockholders will hold Class B common stock after this offering, which will be entitled to 10 votes per share, as opposed to the Class A common stock that we and the selling stockholders are offering, which will be entitled to one vote per share. Specifically, outstanding shares of Class B common stock will represent approximately 99.1% of the voting power of our outstanding capital stock following this offering, and outstanding shares of Class B common stock held by our co-founder and board Chair, Reid Hoffman, will represent approximately 21.7% of the voting power of our outstanding capital stock following this offering.

Corporate Information

We were incorporated in Delaware in March 2003 under the name LinkedIn, Ltd. and changed our name to LinkedIn Corporation in January 2005. Our principal executive offices are located at 2029 Stierlin Court, Mountain View, CA 94043, and our telephone number is (650) 687-3600. Our website address is www.linkedin.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “LinkedIn,” “we,” “company,” “us” and “our” refer to LinkedIn Corporation and our wholly owned subsidiaries.

LinkedIn, the LinkedIn logo and other trademarks or service marks of LinkedIn appearing in this prospectus are the property of LinkedIn. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Class A common stock offered
By us	4,827,804 shares
By the selling stockholders	3,012,196 shares
Total	7,840,000 shares

Class A common stock to be outstanding after this offering	7,840,000 shares

Class B common stock to be outstanding after this offering	86,658,627 shares

Total Class A and Class B common stock to be outstanding after this offering	94,498,627 shares

Over-allotment option to be offered by us	1,176,000 shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes, including further expansion of our product development and field sales organizations, and for capital expenditures. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds” on page 35.

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NYSE symbol	“LNKD”

The total number of shares of our Class A and Class B common stock outstanding after this offering is based on no shares of our Class A common stock and 89,670,823 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding, as of March 31, 2011, and excludes:

•

16,221,375 shares of our Class B common stock issuable upon the exercise of outstanding options as of March 31, 2011 granted pursuant to our Amended and Restated 2003 Stock Incentive Plan at a weighted-average exercise price of $5.86 per share;

•

1,559,080 shares of our Class B common stock issuable upon the exercise of outstanding options granted after March 31, 2011 pursuant to our Amended and Restated 2003 Stock Incentive Plan at an exercise price of $22.59 per share;

•	13,659,553 shares reserved for future grant or issuance under our 2011 Equity Incentive Plan, which will become effective upon the completion of this offering, consisting of:

•	2,000,000 shares of our Class A common stock reserved for future grant or issuance under our 2011 Equity Incentive Plan, and

•

11,659,553 shares of our Class B common stock reserved for future grant or issuance under our Amended and Restated 2003 Stock Incentive Plan (after giving effect to the grant of options to purchase 1,559,080 shares of our Class B common stock after March 31, 2011, and an increase of

13,000,000 shares in the number of shares reserved for issuance pursuant to our Amended and Restated 2003 Stock Incentive Plan after March 31, 2011), which shares will be added to the shares of our Class A common stock to be reserved under our 2011 Equity Incentive Plan upon its effectiveness; and

•	3,500,000 shares of Class A common stock reserved for issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering.

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

•	the reclassification of our common stock into an equivalent number of shares of our Class B common stock and the authorization of our Class A common stock;

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the automatic conversion of all shares of our outstanding preferred stock into an aggregate of 45,647,201 shares of our Class B common stock immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the three months ended March 31, 2010 and 2011, and the unaudited consolidated balance sheet data as of March 31, 2011, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$78,773	$120,127	$243,099	$44,716	$93,932
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	18,589	25,857	44,826	8,305	16,783
Sales and marketing	16,986	26,847	58,978	10,454	29,361
Product development	29,366	39,444	65,104	12,141	24,735
General and administrative	12,976	19,480	35,064	6,672	13,614
Depreciation and amortization	6,365	11,854	19,551	3,940	8,159

Total costs and expenses	84,282	123,482	223,523	41,512	92,652

Income (loss) from operations	(5,509)	(3,355)	19,576	3,204	1,280
Other income (expense), net	1,277	230	(610)	(346)	449

Income (loss) before income taxes	(4,232)	(3,125)	18,966	2,858	1,729
Provision (benefit) for income taxes	290	848	3,581	1,043	(349)

Net income (loss)	$(4,522)	$(3,973)	$15,385	$1,815	$2,078

Net income (loss) attributable to common stockholders	$(4,522)	$(3,973)	$3,429	$—	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(0.10)	$0.08	$0.00	$0.00

Diluted	$(0.11)	$(0.10)	$0.07	$0.00	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	42,389	41,184	42,446	41,966	43,726

Diluted	42,389	41,184	46,459	44,228	51,459

Pro forma net income per share attributable to common stockholders (1) (unaudited):
Basic			$0.17		$0.02

Diluted			$0.17		$0.02

Pro forma weighted-average shares used to compute pro forma net income per share attributable to common stockholders (1) (unaudited):
Basic			88,091		89,373

Diluted			92,104		97,106

Other Financial and Operational Data:
Adjusted EBITDA (2)	$5,461	$14,651	$47,959	$9,078	$13,282
Number of registered members (at period end)	32,307	55,111	90,437	64,177	101,528

(1)	Pro forma net income per share has been calculated assuming the conversion of all outstanding shares of our preferred stock and common stock into 88,955,943 and 89,670,823 shares of our Class B common stock prior to the completion of this offering as of December 31, 2010 and March 31, 2011, respectively.
(2)	We define adjusted EBITDA as net income (loss), plus: provision (benefit) for income taxes, other (income) expense, net, depreciation and amortization, and stock-based compensation. Please see “Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Stock-based compensation included in the statements of operations data above was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenue	$298	$370	$439	$89	$183
Sales and marketing	513	657	1,225	250	1,098
Product development	1,214	2,346	3,248	690	1,603
General and administrative	2,580	2,779	3,920	905	959

Total stock-based compensation	$4,605	$6,152	$8,832	$1,934	$3,843

	As of December 31,		As of March 31, 2011
	2009	2010	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$89,979	$92,951	$106,060	$106,060	$252,670
Property and equipment, net	25,730	56,743	65,782	65,782	65,782
Working capital	71,885	66,734	64,629	64,629	211,239
Total assets	148,559	238,188	265,332	265,332	411,942
Redeemable convertible preferred stock	87,981	87,981	87,981	—	—
Convertible preferred stock	15,413	15,846	15,846	—	—
Total stockholders’ equity	9,082	36,249	46,530	134,511	281,121

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock and common stock into 89,670,823 shares of our Class B common stock prior to the completion of this offering.
(2)	The pro forma as adjusted column reflects (i) the automatic conversion of all outstanding shares of our preferred stock and common stock into 89,670,823 shares of our Class B common stock, prior to the completion of this offering and (ii) the sale by us of 4,827,804 shares of our Class A common stock offered by this prospectus at an assumed initial public offering price of $33.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $33.50 per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $31.2 million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(4,522)	$(3,973)	$15,385	$1,815	$2,078
Provision (benefit) for income taxes	290	848	3,581	1,043	(349)
Other (income) expense, net	(1,277)	(230)	610	346	(449)
Depreciation and amortization	6,365	11,854	19,551	3,940	8,159
Stock-based compensation	4,605	6,152	8,832	1,934	3,843

Adjusted EBITDA	$5,461	$14,651	$47,959	$9,078	$13,282

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a short operating history in a new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market. These risks and difficulties include our ability to, among other things:

•	increase our number of registered members and member engagement;

•	avoid interruptions or disruptions in our service or slower than expected website load times;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased member usage globally, as well as the deployment of new features and products;

•

responsibly use the data that our members share with us to provide solutions that make our members more successful and productive and that are critical to the hiring and marketing needs of enterprises and professional organizations;

•	increase revenue from the solutions we provide;

•	continue to earn and preserve our members’ trust with respect to their professional reputation and information;

•	process, store and use personal data in compliance with governmental regulation and other legal obligations related to privacy;

•	successfully compete with other companies that are currently in, or may in the future enter, the online professional network space;

•	hire, integrate and retain world class talent; and

•	successfully expand our business, especially internationally.

If the market for online professional networks does not develop as we expect, or if we fail to address the needs of this market, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could harm our business and cause our operating results to suffer.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our website is accessible within an acceptable load time.

A key element to our continued growth is the ability of our members, users (whom we define as anyone who visits our website, regardless of whether or not they are a member), enterprises and professional organizations in all geographies to access our website within acceptable load times. We call this website performance. We have recently experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our website is unavailable when users attempt to access it or does not load as quickly as they expect, users may seek other websites to obtain the information for which they are looking, and may not return to our website as often in the future, or at all. This would negatively impact our ability to attract members, enterprises and professional organizations and increase engagement on our website. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We recently implemented a disaster recovery program, which allows us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, it does not yet provide a real-time back-up data center, so if our primary data center shuts down, there will be a period of time that the website will remain shut down while the transition to the back-up data center takes place.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks and similar events. Our U.S. corporate offices and certain of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area and Southern California, both regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures.

If our security measures are compromised, or if our website is subject to attacks that degrade or deny the ability of members or customers to access our solutions, members and customers may curtail or stop use of our solutions.

Our solutions involve the storage and transmission of members’ and customers’ information, some of which may be private, and security breaches could expose us to a risk of loss of this information, which could result in potential liability and litigation. Like all websites, our website is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in website performance or availability problems, the complete shutdown of our website, or the loss or unauthorized disclosure of confidential information, our members or customers may lose trust and confidence in us, and decrease the use of our website or stop using our website in its entirety. Further, outside parties may attempt to fraudulently induce employees, members or customers to disclose sensitive information in order to gain access to our information or our members’ or customers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new members and increase engagement by existing members, cause existing members to close their accounts or existing customers to cancel their contracts, subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our operating results.

Our core value of putting our members first may conflict with the short-term interests of our business.

One of our core values is to make decisions based on the best interests of our members, which we believe is essential to our success in increasing our member growth rate and engagement and in serving the best, long-term interests of the company and our stockholders. Therefore, in the past, we have forgone, and may in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our members, even if our decision negatively impacts our operating results in the short term. In addition, as part of our philosophy of putting our members first, as long as our members are adhering to our terms of service, this philosophy may cause disagreements, or negatively impact our relationships, with our existing or prospective customers. This could result in enterprises and professional organizations blocking access to our website or refusing to purchase our hiring or marketing solutions or premium subscriptions. Our decisions may not result in the long-term benefits that we expect, in which case our member engagement, business and operating results could be harmed.

The number of our registered members is higher than the number of actual members, and a substantial majority of our page views are generated by a minority of our members.

The number of registered members in our network is higher than the number of actual members because some members have multiple registrations, other members have died or become incapacitated, and others may have registered under fictitious names. Given the challenges inherent in identifying these accounts, we do not have a reliable system to accurately identify the number of actual members, and thus we rely on the number of registered members as our measure of the size of our network. Further, a substantial majority of our members do not visit our website on a monthly basis, and a substantial majority of our page views are generated by a minority of our members. If the number of our actual members does not meet our expectations or we are unable to increase the breadth and frequency of our visiting members, then our business may not grow as fast as we expect, which will harm our operating and financial results and may cause our stock price to decline.

If our members’ profiles are out-of-date, inaccurate or lack the information that users and customers want to see, we may not be able to realize the full potential of our network, which could adversely impact the growth of our business.

If our members do not update their information or provide accurate and complete information when they join LinkedIn or do not establish sufficient connections, the value of our network may be negatively impacted because our value proposition as a professional network and as a source of accurate and comprehensive data will be weakened. For example, customers of our hiring solutions may not find members that meet their qualifications or may misidentify a candidate as having such qualifications, which could result in mismatches that erode customer confidence in our solutions. Similarly, incomplete or outdated member information would diminish the ability of our marketing solutions customers to reach their target audiences and our ability to provide our customers with valuable insights. Therefore, we must provide features and products that demonstrate the value of our network to our members and motivate them to contribute additional, timely and accurate information to their profile and our network. If we fail to successfully motivate our members to do so, our business and operating results could be adversely affected.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other member data, and we enable our members to share their personal information with each other and with third parties. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other member data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our members’ information at risk and could in turn have an adverse effect on our business.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, products, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our members share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our members choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that our members voluntarily share with us.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. See the discussion included in “Government Regulation” beginning on page 89 of this prospectus.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

We expect our operating results to fluctuate on a quarterly and annual basis.

Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our Class A common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•	the unproven nature of our business model;

•	our commitment to putting our members first even if it means forgoing short-term revenue opportunities;

•	the cost of investing in our technology infrastructure may be greater than we anticipate;

•	our ability to increase our member base and member engagement;

•	disruptions or outages in our website availability, actual or perceived breaches of privacy, and compromises of our member data;

•	the entrance of new competitors in our market whether by established companies or the entrance of new companies;

•	changes in our pricing policies or those of our competitors;

•

macroeconomic changes, in particular, deterioration in labor markets, which would adversely impact sales of our hiring solutions, or economic growth that does not lead to job growth, for instance increases in productivity;

•	the timing and costs of expanding our field sales organization and delays or inability in achieving expected productivity;

•	our ability to increase sales of our products and solutions to new customers and expand sales of additional products and solutions to our existing customers;

•	the size and seasonal variability of our customers’ recruiting and marketing budgets;

•	the extent to which existing customers renew their agreements with us and the timing and terms of those renewals; and

•	general industry and macroeconomic conditions.

Given our short operating history and the rapidly evolving market of online professional networks, our historical operating results may not be useful to you in predicting our future operating results. We believe our rapid growth has masked the cyclicality and seasonality of our business. As our revenue growth rate slows, we expect that the cyclicality and seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate. In particular, we expect sales of hiring solutions to be weaker in the first quarter of the year due to budgetary cycles and sales of our marketing solutions to be weaker in the third quarter of the year as Internet usage during the summer months generally slows.

We expect our revenue growth rate to decline, and, as our costs increase, we may not be able to generate sufficient revenue to sustain our profitability over the long term.

From 2008 to 2010, our net revenue grew from $78.8 million to $243.1 million, which represents a compounded annual growth rate of approximately 76%. We expect that, in the future, as our net revenue increases to higher levels our revenue growth rate will decline over time, and we may not be able to generate sufficient revenue to sustain our profitability. We also expect our costs to increase in future periods, which could negatively affect our future operating results. In particular, in 2011, our philosophy is to continue to invest for future growth, and as a result we do not expect to be profitable on a GAAP basis in 2011. We expect to continue to expend substantial financial and other resources on:

•	our technology infrastructure, including website architecture, development tools scalability, availability, performance and security, as well as disaster recovery measures;

•	product development, including investments in our product development team and the development of new features;

•	sales and marketing, including a significant expansion of our field sales organization;

•	international expansion in an effort to increase our member base, engagement and sales; and

•	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our operating results and business would be harmed.

We expect to face increasing competition in the market for online professional networks from social networking sites and Internet search companies, among others, as well as continued competition for customers of our hiring and marketing solutions.

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the market for online professional networks.

Our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets for hiring and marketing solutions to continue to focus on these areas. A number of these companies may have greater resources than us, which may enable them to compete more effectively. Additionally, users of social networks may choose to use, or increase their use of, those networks for professional purposes, which may result in those users decreasing or eliminating their use of LinkedIn. Companies that currently focus on social networking could also expand their focus to professionals. We and other companies have historically established alliances and relationships with some of these companies to allow broader exposure to users and access to data on the Internet. We may also, in the future, establish alliances or relationships with other competitors or potential competitors. To the extent companies terminate such relationships and establish alliances and relationships with others, our business could be harmed. Specifically, we compete for members, enterprises and professional organizations as discussed below.

Members—Professional Networks. The market for online professional networks is new and rapidly evolving. Other companies such as Facebook, Google, Microsoft and Twitter could develop competing solutions or partner with third parties to offer such products. We face competition from a number of smaller companies in international markets, such as Xing in Germany and Viadeo in France, that provide online professional networking solutions, as well as Internet companies in the customer relationship management market, such as Salesforce.com (Chatter and Jigsaw). Our competitors may announce new products, services or enhancements that better address changing industry standards or the needs of members and customers, such as mobile access.

Any such increased competition could cause pricing pressure, loss of market share or decreased member engagement, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results.

Enterprises and Professional Organizations—Recruiting. With respect to our hiring solutions, we compete with established online recruiting companies, such as Monster+HotJobs and CareerBuilder, talent management companies, such as Taleo, and traditional recruiting firms. If the efficiency and usefulness of our products to enterprises and professional organizations do not continue to exceed those provided by competitors, which factors are influenced by the number and engagement of our members, we will not be able to compete successfully.

Enterprises and Professional Organizations—Advertising and Marketing. With respect to our marketing solutions, we compete with online and offline outlets that generate revenue from advertisers and marketers. To the extent competitors are better able to provide advertisers with cost-effective access to attractive demographics, either through new business models or increased user volume, we may not be successful in retaining our existing advertisers or attracting new advertisers, and our business would be harmed.

Finally, other companies that provide content for professionals could develop more compelling offerings that compete with our premium subscriptions and adversely impact our ability to sell and renew subscriptions to our members.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our headcount and operations, which will continue to place significant demands on our management and our operational and financial infrastructure. As of March 31, 2011, approximately 58% of our employees had been with us for less than one year and approximately 79% for less than two years. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. In particular, we intend to continue to make substantial investments to expand our research and development, field sales, and general and administrative organizations, and our international operations. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. The risks of over-hiring or over-compensating and the challenges of integrating a rapidly growing employee base into our corporate culture are exacerbated by our international expansion. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our brand, operating results and overall business. Further, we have made changes in the past, and will in the future make changes, to our features, products and services that our members or customers may not like, find useful or agree with. We may also decide to discontinue certain features, products or services, or charge for certain features, products or services that are currently free or increase fees for any of our features, products or services. If members or customers are unhappy with these changes, they may decrease their engagement on our site, or stop using features, products or services or the site generally. They may, in addition, choose to take other types of action against us such as organizing petitions or boycotts focused on our company, our website or any of our services, filing claims with the government or other regulatory bodies, or filing lawsuits against us. Any of these actions could negatively impact our member growth and engagement and our brand, which would harm our business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	improving our information technology infrastructure to maintain the effectiveness of our solutions;

•

enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of members, enterprises and professional organizations;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and

•	appropriately documenting our information technology systems and our business processes.

These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Our international operations are subject to increased challenges and risks.

We have started to expand our operations internationally, including opening several international offices and our website is available in English, as well as French, German, Italian, Portuguese and Spanish. We expect to significantly expand our international operations in the future by opening offices in new jurisdictions and expanding our offerings in new languages. However, we have limited operating history as a company outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Expanding internationally may subject us to risks that we have either not faced before or increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries;

•

providing solutions across a significant distance, in different languages and among different cultures, including potentially modifying our solutions and features to ensure that they are culturally relevant in different countries;

•

increased competition from local websites and services, that provide online professional networking solutions, such as Germany-based Xing and France-based Viadeo, who may also expand their geographic footprint;

•	compliance with applicable foreign laws and regulations;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

•	political and economic instability in some countries, specifically in Ireland;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

•	higher costs of doing business internationally.

If our revenue from our international operations, and particularly from our operations in the countries and regions on which we have focused our spending, do not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of members, enterprises and professional organizations, or our ability to increase their level of engagement.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Our brand is predicated on the idea that individual professionals will find immense value in building and maintaining their professional identities and reputations on our platform. Maintaining, protecting and enhancing the “LinkedIn” brand is critical to expanding our base of members, enterprises, advertisers, corporate customers and other partners, and increasing their engagement with our website, and will depend largely on our ability to maintain member trust, be a technology leader and continue to provide high-quality solutions, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, including social networks, or copycat websites that have misappropriated our data in the past or may misappropriate our data in the future.

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites with data from other companies. In addition, “copycat” websites have misappropriated data on our network and attempted to imitate our brand or the functionality of our website. When we have become aware of such websites, we have employed technological or legal measures in an attempt to halt their operations. However, we may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

Failure to protect or enforce our intellectual property rights could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, domain names and patents as critical to our success. In particular, we must maintain, protect and enhance the “LinkedIn” brand. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. Effective trade secret, copyright, trademark, trade dress, domain name and patent prosecution is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We are seeking to protect our trademarks, patents, and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filing that is expensive and time-consuming.

Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our “LinkedIn” brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed and the market price of our Class A common stock could decline.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs.

In addition, we use open source software in our solutions and will use open source software in the future. From time to time, we may face claims against companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which would have a negative effect on our business and operating results.

Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the final outcome of those matters that we currently face will have a material adverse effect on our business. However, there can be no assurance that our expectations will prove correct, and even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, our operating results, our reputation or the market price of our Class A common stock.

If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, we may not achieve our revenue projections, and our operating results would be harmed.

In order to grow our business, we must continually attract new customers, sell additional solutions to existing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. We do not typically enter into long-term contracts with our customers, and even when we do, they can generally terminate their relationship with us. We have limited historical data with respect to rates of customer renewals, upgrades and expansions, so we may not accurately predict future trends for any of these metrics. Furthermore, unlike traditional software companies, the nature of our products and solutions is such that customers may decide to terminate or not renew their agreements with us without causing significant disruptions to their own businesses.

We must demonstrate that our hiring solutions are an important recruiting tool for enterprises and professional organizations and that our marketing solutions provide them with access to an audience of one of the most influential, affluent and highly educated audiences on the Internet. However, potential customers may not be familiar with our solutions or may prefer other more traditional products and services for their hiring, advertising and marketing needs.

The rate at which we expand our customer base or increase our customers’ renewal rates may decline or fluctuate because of several factors, including the prices of our solutions, the prices of products and services offered by our competitors, reduced hiring by our customers or reductions in their hiring or marketing spending levels due to macroeconomic or other factors and the efficacy and cost-effectiveness of our solutions. If we do not attract new customers or if our customers do not renew their agreements for our solutions, renew on less favorable terms, or do not purchase additional functionality or offerings, our revenue may grow more slowly than expected or decline.

Ultimately, attracting new customers and retaining existing customers requires that we continue to provide high quality solutions that our customers value. In particular, our hiring solutions customers will discontinue their purchases of our solutions if we fail to effectively connect them with the talent they seek, and our premium subscribers will discontinue their subscriptions if they do not find the networking and business opportunities that they value. Similarly, customers of our marketing solutions will not continue to do business with us if their advertisements do not reach their intended audiences. Therefore we must continue to demonstrate to our customers that using our marketing solutions is the most effective and cost-efficient way to maximize their results. Even if our marketing solutions are providing value to our customers, advertisers are sensitive to general economic downturns and reductions in consumer spending, among other events and trends, which generally results in reduced advertising expenditures and could adversely affect sales of our marketing solutions. If we fail to provide high quality solutions and convince customers of our value proposition, we may not be able to retain existing customers or attract new customers, which would harm our business and operating results.

Because we recognize most of the revenue from our hiring solutions and our premium subscriptions over the term of the agreement, a significant downturn in these businesses may not be immediately reflected in our operating results.

We recognize revenue from sales of our hiring solutions and premium subscriptions over the terms of the agreements, which is typically 12 months. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in the sales of these offerings may not be reflected in our short-term results of operations.

We depend on world class talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain world class talent. Our ability to execute efficiently is dependent upon contributions from all of our employees, in particular our senior management team. Key institutional knowledge remains with a small group of long-term employees and directors whom we may not be able to retain. We may not be able to retain the services of any of our long-term employees or other members of senior management in the future. We do not have employment agreements other than offer letters with any key employee, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

Our growth strategy also depends on our ability to expand and retain our organization with world class talent. Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources is intense, particularly in the San Francisco Bay Area, where our headquarters is located. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

We believe that our culture has the potential to be a key contributor to our success. From 2009 to 2010, we doubled the size of our workforce, and we expect to continue to hire aggressively as we expand, especially in field sales and internationally. If we do not continue to develop our corporate culture as we grow and evolve, including maintaining our culture of transparency with our employees, it could harm our ability to foster the innovation, creativity and teamwork we believe we need to support our growth. In addition, our initial public offering could create disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general.

Many individuals are using devices other than personal computers to access the Internet. If users of these devices do not widely adopt solutions we develop for these devices, our business could be adversely affected.

The number of people who access the Internet through devices other than personal computers, including mobile telephones, personal digital assistants, smart phones and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase. If we are unable to develop mobile solutions to meet the needs of our users, our business could suffer. Additionally, as new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our solutions for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of such devices.

The effectiveness of our marketing solutions depends in part on our relationships with advertising serving technology companies.

We rely, in part, on advertising serving technology companies to deliver our marketing solutions product. Our agreements with these companies may not be extended or renewed after their respective expirations, or we may not be able to extend or renew our agreements on terms and conditions favorable to us. If these agreements are terminated, we may not be able to enter into agreements with alternative companies on acceptable terms or on a timely basis or both, which could negatively impact revenue from our marketing solutions.

Enterprises or professional organizations, including governmental agencies, may restrict access to our website, which could lead to the loss or slowing of growth in our member base or the level of member engagement.

Our solutions depend on the ability of our members to access the Internet and our website. Enterprises or professional organizations, including governmental agencies, could block access to our website or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit listing the employers’ names on the employees’ LinkedIn profiles in order to minimize the risk that employees will be contacted and hired by other employers. For example, the government of the People’s Republic of China recently blocked access to our site in China for a short period of time. We cannot assure you that the Chinese government will not block access to one or more of our features and products or our entire site in China for a longer period of time or permanently. If these entities block or limit access to our website or adopt policies restricting our members from providing us with accurate and up-to-date information, the value of our network could be negatively impacted, which would adversely affect our ability to offer compelling hiring and marketing solutions and subscriptions to our members, enterprises, professional organizations and customers.

If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, our member engagement could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our new user growth or in ways that make it harder for our members to use our website, or if our competitors’ SEO efforts are more successful than ours, overall growth in our member base could slow, member engagement could decrease, and we could lose existing members. These modifications may be prompted by search engine companies entering the online professional networking market or aligning with competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website would harm our business and operating results.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on relationships with various third parties, including technology and content providers to grow our business. Identifying, negotiating and documenting relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our agreements with technology and content providers and similar third parties are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. In addition, these third parties may not perform as expected under our agreements with them, and we have had, and may in the future have, disagreements or disputes with these parties, which could negatively affect our brand and reputation. It is possible that these third parties may not be able to devote the resources we expect to the relationship. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our operating results would suffer. Even if we are successful, these relationships may not result in improved operating results.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency, and an increasing percentage of our international revenue is from customers who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the dollar equivalent of such expenses being higher and/or the dollar equivalent of such foreign-denominated revenue being lower than would be the case if exchange rates were stable. This could have a negative impact on our reported operating results. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to reduce our worldwide effective tax rate. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to Our Class A Common Stock and this Offering

The dual class structure of our common stock as contained in our charter documents has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founders and our executive officers, employees and directors and their affiliates, and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our founders, and our executive officers, employees and directors and their affiliates, will together hold approximately 99.1% of the voting power of our outstanding capital stock following this offering, and our co-founder and Chair, Reid Hoffman, will control approximately 20.1% of our outstanding shares of Class A and Class B common stock, representing approximately 21.7% of the voting power of our outstanding capital stock, following this offering, and therefore will have significant influence over the management and affairs of the company and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as 10% of the combined voting power of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Hoffman retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Hoffman owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Hoffman is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

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require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation; and

•	reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price, if at all.

The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in projected operational and financial results;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our solutions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our Class A or Class B common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements; and

•	general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Prior to this offering, there has been limited trading of our common stock in alternative online markets at prices that may be higher than what our Class A common stock will trade at once it is listed.

While, prior to this offering, our shares have not been listed on any stock exchange or other public trading market, there has been some trading of our securities, for instance, in private trades or trades on alternative online markets, such as SecondMarket and SharesPost, that exist for privately traded securities. These markets are speculative, and the trading price of our securities on these markets is privately negotiated. The future value of our Class A common stock will depend to a large degree on our business and financial performance, and we cannot assure you that the price of our Class A common stock will equal or exceed the price at which our securities have traded on these private secondary markets.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $30.60 per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of March 31, 2011, after giving effect to the issuance of 4,827,804 shares of our Class A common stock in this offering. See “Dilution” on page 38. Furthermore, investors purchasing shares of our Class A common stock in this offering will only own approximately 8.3% of our outstanding shares of Class A and Class B common stock (and have 0.9% of the combined voting power of the outstanding shares of our Class A and Class B common stock) after the offering even though the new investors’ aggregate investment will represent 57.4% of the total consideration received by us in connection with all initial sales of 94,498,627 shares of our capital stock outstanding as of March 31, 2011, after giving effect to the issuance of shares of our Class A common stock in this offering and 3,012,196 shares of our Class A common stock to be sold by the selling stockholders. To the extent outstanding options to purchase our Class B common stock are exercised, investors purchasing our Class A common stock in this offering will experience further dilution.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of outstanding shares of our common stock as of March 31, 2011, upon completion of this offering, we will have 7,840,000 shares of Class A common stock and 86,658,627 shares of Class B common stock outstanding, assuming no exercise of our outstanding options and the sale of 3,012,196 shares of our Class A common stock to be sold by the selling stockholders.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining 86,658,627 shares of Class B common stock outstanding after this offering, based on shares outstanding as of March 31, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

Morgan Stanley & Co. Incorporated may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

After this offering, the holders of 42,941,315 shares of Class B common stock, or 45.4% of our total outstanding common stock, based on shares outstanding as of March 31, 2011 and giving effect to the sale of shares by the selling stockholders, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. Shares of our Class B common stock automatically will convert into shares of our Class A common stock upon any sale or transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation to become effective upon completion of this offering. If these holders of our Class B common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our Class A common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register up to approximately 35.0 million shares of our common stock for issuance under our Amended and Restated 2003 Stock Incentive Plan, 2011 Equity Incentive Plan and 2011 Employee Stock Purchase Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock, and there has been no public market for our Class B common stock other than the limited trading that has occurred on alternative online markets, such as SecondMarket and SharesPost, which has been occurring on a speculative basis. Although we have applied to list our Class A common stock on the New York Stock Exchange, or the NYSE, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

During 2008, we identified a material weakness in our internal control over financial reporting due to an ineffective financial statement closing and review process that resulted in certain misstatements in our 2006 and 2007 financial statements. Our 2006 and 2007 financial statements were restated to correct the misstatements and we remediated the material weakness in 2008.

In 2010, we had two remaining significant deficiencies as a result of (i) incomplete documentation of our accounting policies and procedures and (ii) lack of a written fraud risk assessment process, both of which represent significant deficiencies in the design of internal control over financial reporting. To remediate the first of these significant deficiencies, we have drafted documentation of our accounting policies and procedures. To remediate the second of these significant deficiencies, we are taking actions to develop a written fraud risk assessment process, including the adoption of related policies and procedures. Although we believe the actions we have taken will remediate these significant deficiencies during 2011, we may fail to do so or could experience unforeseen difficulties causing new significant deficiencies or material weaknesses. In addition, we may need to operate for an extended period of time with the new or revised controls in place before these significant deficiencies will be determined to be remediated.

If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to increase engagement of our solutions by our members, enterprises and professional organizations;

•	our ability to protect our users’ information and adequately address privacy concerns;

•	our ability to maintain an adequate rate of revenue growth;

•	the effects of increased competition in our market;

•	our ability to effectively manage our growth;

•	our ability to successfully enter new markets and manage our international expansion;

•	to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	the attraction and retention of qualified employees and key personnel; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our Class A common stock offered by us will be approximately $146.6 million, based on an assumed initial public offering price of $33.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $183.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $33.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $31.2 million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us of this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Based on our current cash and cash equivalents balance together with cash generated from operations, we do not expect that we will have to utilize any of the net proceeds to us of this offering to fund our operations during the next 12 months. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of March 31, 2011 on:

•	an actual basis;

•

a pro forma basis, giving effect to the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of preferred stock and common stock into an aggregate of 89,670,823 shares of Class B common stock prior to the completion of this offering as if such conversion had occurred on March 31, 2011; and

•

a pro forma as adjusted basis, giving effect to the sale by us of 4,827,804 shares of Class A common stock in this offering, at an assumed initial public offering price of $33.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of 3,012,196 shares of Class A common stock by the selling stockholders.

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma, As Adjusted (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$106,060	$106,060	$252,670

Redeemable convertible preferred stock, $0.0001 par value: 11,157,993 shares authorized, 10,957,631 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$87,981	$—	$—
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value: 34,689,570 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	15,846	—	—
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: 120,000,000 shares authorized, 44,023,622 shares issued and outstanding, actual; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	4	—	—
Class A common stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 7,840,000 shares issued and outstanding, pro forma as adjusted	—	—	1
Class B common stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 120,000,000 shares authorized, 89,670,823 shares issued and outstanding, pro forma; 120,000,000 shares authorized, 86,658,627 shares issued and outstanding, pro forma as adjusted	—	9	9
Additional paid-in capital	33,277	137,099	283,708
Accumulated other comprehensive loss	(3)	(3)	(3)
Accumulated deficit	(2,594)	(2,594)	(2,594)

Total stockholders’ equity	46,530	134,511	281,121

Total capitalization	$134,511	$134,511	$281,121

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $33.50 per share would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) cash and cash equivalents, and additional paid-in capital, total stockholders’ equity and total capitalization by approximately $31.2 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The total number of shares of our Class A and Class B common stock reflected in the discussion and table above is based on no shares of Class A common stock and 89,670,823 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding on a pro forma basis, and excludes, as of March 31, 2011:

•

16,221,375 shares of Class B common stock issuable upon the exercise of outstanding options as of March 31, 2011 granted pursuant to our Amended and Restated 2003 Stock Incentive Plan at a weighted-average exercise price of $5.86 per share;

•

1,559,080 shares of our Class B common stock issuable upon the exercise of outstanding options granted after March 31, 2011 pursuant to our Amended and Restated 2003 Stock Incentive Plan at an exercise price of $22.59 per share;

•	13,659,553 shares reserved for future grant or issuance under our 2011 Equity Incentive Plan, which will become effective upon the completion of this offering, consisting of:

•	2,000,000 shares of our Class A common stock reserved for future grant or issuance under our 2011 Equity Incentive Plan, and

•

11,659,553 shares of our Class B common stock reserved for future grant or issuance under our Amended and Restated 2003 Stock Incentive Plan (after giving effect to the grant of options to purchase 1,559,080 shares of our Class B common stock after March 31, 2011, and an increase of 13,000,000 shares in the number of shares reserved for issuance pursuant to our Amended and Restated 2003 Stock Incentive Plan after March 31, 2011), which shares will be added to the shares of our Class A common stock to be reserved under our 2011 Equity Incentive Plan upon its effectiveness; and

•	3,500,000 shares of Class A common stock reserved for issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of March 31, 2011 was $127.5 million, or $2.90 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

After giving effect to the (i) automatic conversion of our outstanding preferred stock into our Class B common stock immediately prior to the completion of this offering and (ii) receipt of the net proceeds from our sale of 4,827,804 shares of Class A common stock in this offering at an assumed initial public offering price of $33.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $274.1 million, or $2.90 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.48 per share to existing stockholders and an immediate dilution of $30.60 per share to new investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$33.50
Pro forma net tangible book value per share as of March 31, 2011	$1.42
Increase per share attributable to this offering	1.48

Pro forma net tangible book value per share, as adjusted to give effect to this offering		2.90

Dilution in pro forma net tangible book value per share to new investors in this offering		$30.60

A $1.00 increase (decrease) in the assumed initial public offering price of $33.50 per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.05 per share and the dilution to new investors by $0.95 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.30 per share and the dilution to new investors by $0.30 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our Class A and Class B common stock, as adjusted to give effect to this offering, would be $3.25 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $30.25 per share of Class A common stock.

The table below summarizes as of March 31, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $33.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentage and per share data)
Existing stockholders	89,670,823	94.9%	$120,033	42.6%	$1.34
New investors	4,827,804	5.1	161,731	57.4	33.50

Total	94,498,627	100.0%	$281,764	100.0%	2.98

The total number of shares of our Class A and Class B common stock reflected in the discussion and tables above is based on no shares of Class A common stock and 89,670,823 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding, as of March 31, 2011, and excludes:

•

16,221,375 shares of Class B common stock issuable upon the exercise of outstanding options as of March 31, 2011 granted pursuant to our Amended and Restated 2003 Stock Incentive Plan at a weighted-average exercise price of $5.86 per share;

•

1,559,080 shares of our Class B common stock issuable upon the exercise of outstanding options granted after March 31, 2011 pursuant to our Amended and Restated 2003 Stock Incentive Plan at an exercise price of $22.59 per share;

•	13,659,553 shares reserved for future grant or issuance under our 2011 Equity Incentive Plan, which will become effective upon the completion of this offering, consisting of:

•	2,000,000 shares of our Class A common stock reserved for future grant or issuance under our 2011 Equity Incentive Plan, and

•

11,659,553 shares of our Class B common stock reserved for future grant or issuance under our Amended and Restated 2003 Stock Incentive Plan (after giving effect to the grant of options to purchase 1,559,080 shares of our Class B common stock after March 31, 2011, and an increase of 13,000,000 shares in the number of shares reserved for issuance pursuant to our Amended and Restated 2003 Stock Incentive Plan after March 31, 2011), which shares will be added to the shares of our Class A common stock to be reserved under our 2011 Equity Incentive Plan upon its effectiveness; and

•	3,500,000 shares of Class A common stock reserved for issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 86,658,627 shares, or 91.7% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 7,840,000 shares, or 8.3% of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our Amended and Restated 2003 Stock Incentive Plan as of April 15, 2011 were exercised, then our existing stockholders, including the holders of these options, would own 93.0% and our new investors would own 7.0% of the total number of shares of our Class A and Class B common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $248.1 million, or 60.5%, the total consideration paid by our new investors would be $161.7 million, or 39.5%, the average price per share paid by our existing stockholders would be $2.31 and the average price per share paid by our new investors would be $33.50.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statements of operations data for the three months ended March 31, 2010 and 2011, and the unaudited consolidated balance sheet data as of March 31, 2011, are derived from our unaudited consolidated financial statements that are included elsewhere in the prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$9,836	$32,486	$78,773	$120,127	$243,099	$44,716	$93,932
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	2,019	7,384	18,589	25,857	44,826	8,305	16,783
Sales and marketing	1,555	5,037	16,986	26,847	58,978	10,454	29,361
Product development	4,411	11,578	29,366	39,444	65,104	12,141	24,735
General and administrative	2,248	6,812	12,976	19,480	35,064	6,672	13,614
Depreciation and amortization	973	2,107	6,365	11,854	19,551	3,940	8,159

Total costs and expenses	11,206	32,918	84,282	123,482	223,523	41,512	92,652

Income (loss) from operations	(1,370)	(432)	(5,509)	(3,355)	19,576	3,204	1,280
Other income (expense), net	696	773	1,277	230	(610)	(346)	449

Income (loss) before income taxes	(674)	341	(4,232)	(3,125)	18,966	2,858	1,729
Provision (benefit) for income taxes	3	13	290	848	3,581	1,043	(349)

Net income (loss)	$(677)	$328	$(4,522)	$(3,973)	$15,385	$1,815	$2,078

Net income (loss) attributable to common stockholders	$(677)	$—	$(4,522)	$(3,973)	$3,429	$—	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.02)	$0.00	$(0.11)	$(0.10)	$0.08	$0.00	$0.00

Diluted	$(0.02)	$0.00	$(0.11)	$(0.10)	$0.07	$0.00	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	31,438	38,092	42,389	41,184	42,446	41,966	43,726

Diluted	31,438	38,961	42,389	41,184	46,459	44,228	51,459

Pro forma net income per share attributable to common stockholders (1) (unaudited):
Basic					$0.17		$0.02

Diluted					$0.17		$0.02

Pro forma weighted-average shares used to compute pro forma net income per share attributable to common stockholders (1) (unaudited):
Basic					88,091		89,373

Diluted					92,104		97,106

Other Financial and Operational Data:
Adjusted EBITDA (2)	$(285)	$3,480	$5,461	$14,651	$47,959	$9,078	$13,282
Number of registered members (at period end)	7,885	16,712	32,307	55,111	90,437	64,177	101,528

(1)	Pro forma net income per share has been calculated assuming the conversion of all outstanding shares of our preferred stock and common stock into 88,955,943 and 89,670,823 shares of our Class B common stock prior to the completion of this offering as of December 31, 2010 and March 31, 2011, respectively.

(2)	We define adjusted EBITDA as net income (loss), plus: provision (benefit) for income taxes, other (income) expense, net, depreciation and amortization, and stock-based compensation. Please see “Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Stock-based compensation included in the statements of operations data above was as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenue	$5	$87	$298	$370	$439	$89	$183
Sales and marketing	13	163	513	657	1,225	250	1,098
Product development	78	599	1,214	2,346	3,248	690	1,603
General and administrative	16	956	2,580	2,779	3,920	905	959

Total stock-based compensation	$112	$1,805	$4,605	$6,152	$8,832	$1,934	$3,843

	As of December 31,					As of March 31, 2011
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,073	$17,946	$80,495	$89,979	$92,951	$106,060
Property and equipment, net	2,162	9,702	21,724	25,730	56,743	65,782
Working capital	1,595	10,175	71,486	71,885	66,734	64,629
Total assets	7,718	35,162	122,062	148,559	238,188	265,332
Redeemable convertible preferred stock	(100)	12,700	87,981	87,981	87,981	87,981
Convertible preferred stock	15,413	15,413	15,413	15,413	15,846	15,846
Total stockholders’ equity	3,961	6,589	5,230	9,082	36,249	46,530

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the payment of bonuses to our executive officers.

Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(677)	$328	$(4,522)	$(3,973)	$15,385	$1,815	$2,078
Provision (benefit) for income taxes	3	13	290	848	3,581	1,043	(349)
Other (income) expense, net	(696)	(773)	(1,277)	(230)	610	346	(449)
Depreciation and amortization	973	2,107	6,365	11,854	19,551	3,940	8,159
Stock-based compensation	112	1,805	4,605	6,152	8,832	1,934	3,843

Adjusted EBITDA	$(285)	$3,480	$5,461	$14,651	$47,959	$9,078	$13,282

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the world’s largest professional network on the Internet with more than 100 million members in over 200 countries and territories. Through our proprietary platform, members are able to create, manage and share their professional identity online, build and engage with their professional network, access shared knowledge and insights, and find business opportunities, enabling them to be more productive and successful. We believe we are creating significant value for professionals, enterprises and professional organizations worldwide by connecting talent with opportunity at massive scale.

Our comprehensive platform provides members with solutions, including applications and tools to search, connect and communicate with business contacts, learn about attractive career opportunities, join industry groups, research organizations and share information. At the core of our platform are our members, who create profiles that serve as their professional profiles and are accessible by any other member, as well as (unless a member chooses otherwise) anyone with an Internet connection. We believe that our platform allows our members to compete more effectively, make better decisions faster and manage their careers to achieve their full potential.

We provide enterprises and professional organizations of all sizes with solutions to identify specific talent within our global network, enable their employees to be more productive and successful, build brand awareness, and market their products and services. Enterprises and professional organizations that use our solutions include large corporations, small- and medium-sized businesses, educational institutions, government agencies, non-profit organizations and other similar entities.

Our financial objective is to create sustainable revenue and earnings growth over the long term. To best achieve this objective, we focus on our members who create their profiles on LinkedIn and utilize the majority of our solutions at no cost. We believe this approach is the best way to continue to build a critical mass of members resulting in beneficial network effects, which promote greater utilization of our solutions, higher levels of engagement and increased value for all of our members. Similarly, we strive to ensure that our hiring solutions, marketing solutions and premium subscriptions deliver a high level of value for both our customers and our members. We believe this monetization strategy creates a symbiotic relationship among members, customers and our entire network that supports our financial objective.

In May 2003, we launched the LinkedIn.com website, and by the end of 2003 we had 14 employees and over 78,000 members. In September 2004, we began generating revenue on our website through our marketing solutions. We launched LinkedIn Jobs, which is currently a component of our hiring solutions, and began generating revenue from it in March 2005. Later that year, we launched our first premium subscription product and began generating revenue from it in August 2005. In March 2008, we launched LinkedIn Corporate Solutions, a key component of our hiring solutions, further diversifying our sources of revenue. As of December 31, 2010, we had 990 employees and over 90 million members. As of March 31, 2011, we had 1,288 employees and over 100 million members.

We were incorporated in Delaware in March 2003 and are headquartered in Mountain View, California. Our international headquarters is located in Dublin, Ireland. We have sales and marketing offices in Australia, Canada, France, India, the Netherlands and the United Kingdom. For 2010, 27% of our net revenue was derived from customers located outside the United States. For the three months ended March 31, 2011, 31% of our net revenue was derived from customers located outside the United States. We expect the percentage of total net revenue derived from outside the United States to increase in future periods as we continue to expand our international operations.

We achieved significant growth as our network has scaled and as we have expanded our product offerings. In 2010, our net revenue was $243.1 million, which represented an increase of 102% from 2009. In 2010, we generated $15.4 million of net income and $48.0 million of adjusted EBITDA, which represented an increase of 487% and 227%, respectively, from 2009. For the three months ended March 31, 2011, our net revenue was $93.9 million, which represented an increase of 110% from the three months ended March 31, 2010. For the three months ended March 31, 2011, we generated $2.1 million of net income and $13.3 million of adjusted EBITDA, which represented an increase of 14% and 46%, respectively, from the three months ended March 31, 2010. Our future growth will depend, in part, on our ability to increase our member base and member engagement, which we believe will result in increased sales of our hiring solutions, marketing solutions and premium subscriptions to new and existing customers.

In 2011, our philosophy is to continue to invest for long-term growth. We expect to continue to invest heavily in our product development efforts to enable our members and customers to derive more value from our platform. In addition, we expect to continue to aggressively expand our field sales organization to market our solutions both in the United States and internationally. We expect to continue to make significant capital expenditures to upgrade our technology and network infrastructure to improve the ability of our website to handle expected increases in usage and to enable the release of new features and solutions. As a result of our investment philosophy, we do not expect to be profitable on a U.S. generally accepted accounting principles, or GAAP, basis in 2011. For the same reason, we expect our adjusted EBITDA to decline in the near term before showing the growth that we believe will result from the investments we make in 2011.

How We Generate Revenue

We generate revenue from selling our hiring solutions and marketing solutions offline through our field sales organization or online on our website. We also generate revenue from online sales of our premium subscriptions. Since 2008, net revenue from our hiring solutions has increased as a percentage of our total net revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(dollars in thousands)
Net revenue by product:
Hiring solutions	$17,352	$36,136	$101,884	$16,929	$46,333
Marketing solutions	25,972	38,278	79,309	14,226	27,683
Premium subscriptions	35,449	45,713	61,906	13,561	19,916

Total	$78,773	$120,127	$243,099	$44,716	$93,932

Percentage of net revenue by product:
Hiring solutions	22%	30%	42%	38%	49%
Marketing solutions	33	32	33	32	30
Premium subscriptions	45	38	25	30	21

Total	100%	100%	100%	100%	100%

Hiring Solutions. Revenue from our hiring solutions is derived primarily from the sale of our LinkedIn Corporate Solutions and LinkedIn Jobs products. LinkedIn Corporate Solutions allow enterprises and professional organizations to identify job candidates based on industry, job function, geography, experience, education, and other specifications. Our customers can also purchase job slots to utilize job postings on our website throughout the contract term. We recognize the net revenue from sales of LinkedIn Corporate Solutions ratably over the subscription period, which is typically 12 months and billed annually, quarterly or monthly. We also sell LinkedIn Jobs on our website to enterprises and professional organizations of all sizes. These jobs are generally posted for 30 days, and revenue from individual job postings is recognized over the same period.

Growth in our hiring solutions will largely depend on our ability to grow our customer pipeline while maintaining strong renewal and upsell rates with current customers, which will depend on increased productivity from our expanded field sales organization. In addition, our growth depends in part on minimizing cancellations and reductions in the number of licensed seats.

Marketing Solutions. Revenue from our marketing solutions is derived primarily from fees we receive from marketers, principally advertising agencies and direct advertisers, for display and text ads on our website. We also provide a self-service advertising solution that allows marketers to directly create and place ads on prominent pages on our website. Revenue from display or text ads is generally recognized when the advertisement is displayed on our website.

Growth in our marketing solutions will largely depend on our ability to provide marketers with targeted access to professionals, which will depend on our ability to increase our number of registered members, level of member engagement and advertising inventory. In addition, the success of our marketing solutions will depend on our ability to increase awareness of our solutions among marketers, which will depend on increased productivity from our expanded field sales organization, and overall continued growth in online advertising budgets.

Premium Subscriptions. Revenue from our premium subscriptions is derived primarily from online sales of our Business, Business Plus and Executive subscription products. These products provide our members, acting as individuals or on behalf of their enterprises or professional organizations, with access to more tools and features than our free membership, including enhanced search results, enhanced communication capability, improved organizational functionality and priority customer support. Premium subscriptions do not include other subscription revenue from sales of the Talent and Job Seeker families of products, which are part of our hiring solutions. We offer our members monthly or annual subscriptions. Revenue from our premium subscriptions is recognized ratably over the contract period, which is generally one to 12 months.

Growth in our premium subscriptions will largely depend on our ability to increase our number of registered members and level of member engagement as well as our ability to continue to offer features and content that our members, enterprises and professional organizations find compelling as sources of professional knowledge, insights and opportunities, while minimizing the number of cancellations and downgrades.

A substantial portion of our net revenue is subscription-based and exhibits characteristics that are similar to a software-as-a-service, or SaaS, business model. Specifically, LinkedIn Recruiter requires a significant upfront investment of resources to procure new business, but the resulting revenue is recognized over the contract period.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

•

Number of Registered Members. We define the number of registered members in our network as the number of individual users who have created a member profile on our website as of the date of measurement. We believe the number of registered members is a key indicator of the growth of our network and our ability to receive the benefits of the network effects resulting from such growth.

Growth in our member base depends, in part, on our ability to successfully develop and market our solutions to professionals who have not yet become members of our network. Member growth will also be contingent on our ability to include additional languages on our website and continued international expansion of our member base. We typically experience slower member growth in the third quarter of the year as a result of decreased Internet usage by professionals during the summer months. We believe that a higher number of registered members will result in increased sales of our hiring and marketing solutions and premium subscriptions, as customers will have access to a larger pool of professional talent.

For example, from 2009 to 2010, the number of our registered members increased 64%, and from March 31, 2010 to March 31, 2011, the number of registered members increased 58%. Over these same periods, we experienced even greater increases in our net revenue. While growth in the number of registered members is an important indicator of expected revenue growth, it also informs our management’s decisions with respect to those areas of our business that will require further investment to support expected future membership growth. For example, as the number of registered members increases, we will need to increase our capital expenditures to improve our information technology infrastructure to maintain the effectiveness of our solutions and the performance of our website for our members.

•

Unique Visitors. We define unique visitors as users who have visited our website at least once during a month regardless of whether they are a member, based on data provided by comScore, a leading provider of digital marketing intelligence. We view unique visitors as a key indicator of growth in our brand awareness among users and whether we are providing our members with useful products and features, thereby increasing member engagement. We believe that a higher level of member engagement will result in increased sales of our hiring and marketing solutions and premium subscriptions, as customers will have access to a larger pool of professional talent. Growth in unique visitors will be driven by our international expansion, growth in the number of registered members and improvements to features and products that drive member traffic to our website.

In the three months ended March 31, 2011, the number of unique visitors increased 65% over the three months ended March 31, 2010, reflecting increased traffic to our website by a growing number of users. While this increase in unique visitors helped to drive the increase in net revenue that we experienced during this period, it also provided management with important insights into the ways in which our users and members were using our website, including how they were coming to our website and which products and features best promoted brand awareness to attract users to our website.

•

Page Views. We define page views as the number of pages on our website that users view during the measurement period based on data provided by comScore. Similar to unique visitors, we believe page views is a key indicator for gaining insight into whether we are increasing member engagement and whether our members are deriving value from our solutions. We expect growth in page views will be driven, in part, by improvements in products and features that drive member traffic to our website, growth in the number of registered members and international expansion. However, page views may not capture all of the value that our members and other users derive from our solutions because part of the benefit of certain products and features is that the member or user does not need to visit our website to receive value from our platform. For example, members can respond to emails they receive from other members without accessing their LinkedIn account or our website.

In the three months ended March 31, 2011, the number of page views increased 96% over the three months ended March 31, 2010, reflecting increased use of the information, products and features available on our website by our users. While, similar to the increase in registered members and unique visitors, this increase in page views also helped to drive the increase in net revenue that we experienced during this period, it also provided management with important insights into the ways in which our users were utilizing the information, products and features on our website, which informs management’s decision on how to improve these products and features to provide our users with compelling reasons for continuing to come back to our website.

•

Number of LinkedIn Corporate Solutions Customers. We define the number of LinkedIn Corporate Solutions customers as the number of enterprises and professional organizations that we have under active contracts for this product as of the date of measurement. Our LinkedIn Corporate Solutions include LinkedIn Recruiter, Job Slots, LinkedIn Referral Engine (beta), LinkedIn Recruitment Media and LinkedIn Career Pages. We believe the number of LinkedIn Corporate Solutions customers is a key indicator of our market penetration in the online recruiting market, the productivity of our field sales organization and the value that our products bring to both large and small enterprises and professional organizations. The number of customers subscribing to our LinkedIn Corporate Solutions product is particularly important to monitor given that we expect revenue from LinkedIn Corporate Solutions to continue to represent a significant portion of our total net revenue, and we are significantly investing in our ability to successfully sell this unique product in a new and rapidly evolving market.

From 2009 to 2010, the number of LinkedIn Corporate Solutions customers increased 144%, and from March 31, 2010 to March 31, 2011, the number of LinkedIn Corporate Solutions customers increased 161%. During these periods, we experienced an increase in net revenue from sales of our hiring solutions, both in terms of absolute net revenue and as a percentage of our total net revenue (as further described in “Results of Operations” below), which was, and continues to be, largely driven by increases in the number of our customers that have purchased our LinkedIn Corporation Solutions products.

(1)	The number of registered members is higher than the number of actual members due to various factors. For more information, see “Risk Factors—The number of our registered members is higher than the number of actual members, and a substantial majority of our page views are generated by a minority of our members.”

(2)	Worldwide data provided by comScore, a leading provider of digital marketing intelligence. Beginning in August 2009, comScore changed the method by which it counts traffic, which makes prior data not meaningful for period over period comparison purposes.

•

Sales Channel Mix. Depending on the specific product, we sell our hiring and marketing solutions offline through our field sales organization or online on our website. The vast majority of our premium subscriptions are sold online on our website. Our field sales organization uses a direct sales force to solicit customers, agencies and resellers. This offline channel is characterized by a longer sales cycle where price can be negotiated, higher relative average selling prices, longer contract terms, higher selling expenses and a longer cash collection cycle compared to our online channel.

Our online sales channel allows members to purchase solutions directly on our website. Members can purchase premium subscriptions as well as certain lower priced products in our hiring and marketing solutions, such as job postings and self-service advertising. This channel is characterized by lower average selling prices and higher cancellations compared to our offline channel, lower selling costs due to our automated payments platform and a highly liquid collection cycle.

Historically, net revenue from our field sales channel has grown significantly faster than our online channel, and we expect this trend to continue. While we expect this trend to result in higher relative average selling prices for our solutions, we also expect it to result in higher selling expenses, which will adversely affect our gross and operating margins. The following table presents our net revenue by field sales and online sales:

	Year Ended December 31,						Three Months Ended March 31,
	2008		2009		2010		2010		2011
	(dollars in thousands)
Field sales	$37,329	47%	$64,031	53%	$135,691	56%	$23,684	53%	$50,628	54%
Online sales	41,444	53	56,096	47	107,408	44	21,032	47	43,304	46

Net revenue	$78,773	100%	$120,127	100%	$243,099	100%	$44,716	100%	$93,932	100%

Cost of Revenue and Expenses

Cost of Revenue. Our cost of revenue primarily consists of web hosting costs related to operating our website and salaries, benefits and stock-based compensation for our customer support, infrastructure and advertising operations teams. Credit card processing fees, direct costs related to our research products, certain uncollected valued added taxes, or VAT, and sales taxes, allocated facilities costs, costs related to solutions offered to our customers in our production environment, and other supporting overhead costs are also included in cost of revenue. We currently expect cost of revenue to increase on an absolute basis and remain relatively flat as a percentage of revenue in the near term as, consistent with our investment philosophy for 2011, we continue to expand data centers and headcount associated with supporting our website.

Sales and Marketing. Our sales and marketing expenses primarily consist of salaries, benefits, stock-based compensation, travel expense and incentive compensation for our sales and marketing employees. In addition, sales and marketing expenses include customer acquisition marketing, branding, advertising and public relations costs, as well as allocated facilities and other supporting overhead costs. We plan to continue to invest heavily in sales and marketing to expand our global footprint, grow our current customer accounts and continue building brand awareness. In the near term and consistent with our investment philosophy for 2011, we expect sales and marketing expenses to increase on an absolute basis and as a percentage of revenue and to be our largest expense on an absolute basis and as a percentage of revenue.

Product Development. Our product development expenses primarily consist of salaries, benefits and stock-based compensation for our engineers and developers. In addition, product development expenses include outside services and consulting, as well as allocated facilities and other supporting overhead costs. We believe that continued investment in features, software development tools and code modification is important to attaining our strategic objectives, and, as a result, we expect product development expense to increase on an absolute basis and as a percentage of revenue in the near term, consistent with our investment philosophy for 2011.

General and Administrative. Our general and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, and facilities and other supporting overhead costs not allocated to other departments. We expect that our general and administrative expenses will increase on an absolute basis and as a percentage of revenue in the near term as we continue to expand our business and incur additional expenses associated with being a publicly traded company.

Depreciation and Amortization. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. We expect that depreciation and amortization expenses will increase on an absolute basis as we continue to expand our technology infrastructure but decline as a percentage of revenue over time.

Other Income (Expense), Net. Other income (expense), net consists primarily of the interest income earned on our cash and cash equivalents, foreign exchange gains and losses, and changes in the fair value of a warrant.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions.

Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of net revenue for those periods (certain items may not foot due to rounding). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Net revenue	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	24	22	18	19	18
Sales and marketing	22	22	24	23	31
Product development	37	33	27	27	26
General and administrative	16	16	14	15	14
Depreciation and amortization	8	10	8	9	9

Total costs and expenses	107	103	92	93	99

Income (loss) from operations	(7)	(3)	8	7	1
Other income (expense), net	2	0	0	(1)	0

Income (loss) before income taxes	(5)	(3)	8	6	2
Provision (benefit) for income taxes	0	1	1	2	(0)

Net income (loss)	(6)%	(3)%	6%	4%	2%

Three Months Ended March 31, 2010 and 2011

Net Revenue

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
Net revenue by product:
Hiring solutions	$16,929	$46,333	174%
Marketing solutions	14,226	27,683	95%
Premium subscriptions	13,561	19,916	47%

Total	$44,716	$93,932	110%

Percentage of net revenue by product:
Hiring solutions	38%	49%
Marketing solutions	32	30
Premium subscriptions	30	21

Total	100%	100%

Total net revenue increased $49.2 million, or 110%, in the three months ended March 31, 2011, compared to the three months ended March 31, 2010. Net revenue from our hiring solutions increased $29.4 million, or 174%, as a result of an overall increase in professional hiring demand and further market penetration of our LinkedIn Corporate Solutions product, as evidenced by the 161% increase in the number of LinkedIn Corporate Solutions customers in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Net revenue from our marketing solutions increased $13.5 million, or 95%, as a result of an increase in customers’ overall online advertising budgets and improved productivity from our expanded field sales organization. During the same period, net revenue from our premium subscriptions increased $6.4 million, or 47%, during the same period as a result of an increase in the number of our premium subscribers and a reduction in cancellations from current customers.

Cost of Revenue

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
Cost of revenue	$8,305	$16,783	102%
Percentage of net revenue	19%	18%

Headcount (at period end):	93	169	82%

In the three months ended March 31, 2011, cost of revenue increased $8.5 million, or 102%, over the three months ended March 31, 2010. The increase was primarily attributable to increases in headcount related expenses of $2.5 million, in part as a result of growth in our international operations, web hosting service expenses of $1.8 million, certain uncollected sales and VAT taxes of $1.4 million, facility and employee benefit allocations of $0.9 million, direct costs of $0.8 million, and data center equipment maintenance expenses of $0.7 million.

Sales and Marketing

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
Sales and marketing	$10,454	$29,361	181%
Percentage of net revenue	23%	31%

Headcount (at period end):	159	493	210%

In the three months ended March 31, 2011, sales and marketing expenses increased $18.9 million, or 181%, over the three months ended March 31, 2010. The increase was primarily attributable to an increase in headcount related expenses of $13.9 million as we expanded our field sales organization. We also experienced increases in facility and employee benefit allocations of $3.1 million and marketing and public relations expenses of $1.7 million.

Product Development

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
Product development	$12,141	$24,735	104%
Percentage of net revenue	27%	26%

Headcount (at period end):	240	450	88%

In the three months ended March 31, 2011, product development expenses increased $12.6 million, or 104%, over the three months ended March 31, 2010. The increase was primarily attributable to an increase in headcount related expenses of $9.1 million as a result of our focus on developing new features and products to encourage member growth and engagement. We also experienced increases in facility and employee benefit allocations of $2.2 million and consulting expenses of $0.9 million.

General and Administrative

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
General and administrative	$6,672	$13,614	104%
Percentage of net revenue	15%	14%

Headcount (at period end):	80	176	120%

In the three months ended March 31, 2011, general and administrative expenses increased $6.9 million, or 104%, over the three months ended March 31, 2010. The increase was primarily a result of an increase in headcount related expenses of $7.2 million to support our overall growth. We also experienced an increase in facilities related costs of $3.3 million and expenses for consulting and outside services of $2.3 million. These increases were partially offset by facility and employee benefit allocations of $6.3 million.

Depreciation and Amortization

	Three Months Ended March 31,
	2010	2011	% Change
	(dollars in thousands)
Depreciation and amortization	$3,940	$8,159	107%
Percentage of net revenue	9%	9%

In the three months ended March 31, 2011, depreciation and amortization expenses increased $4.2 million, or 107%, over the three months ended March 31, 2010. The increase was primarily the result of our continued investment in expanding our technology infrastructure in order to support continued growth in our member base.

Other Income (Expense), Net

	Three Months Ended March 31,
	2010	2011
	(in thousands)
Interest income	$7	$14
Transaction gain (loss) on foreign exchange	(289)	530
Other non-operating loss, net	(64)	(95)

Total other income (expense), net	$(346)	$449

In the three months ended March 31, 2011, other income (expense), net increased $0.8 million over the three months ended March 31, 2010. The increase in other income (expense), net was largely driven by net transaction gains on foreign exchange.

Provision (Benefit) for Income Taxes

	Three Months Ended March 31,
	2010	2011
	(in thousands)
Provision (benefit) for income taxes	$1,043	$(349)

In the three months ended March 31, 2011, income tax expense decreased $1.4 million over the three months ended March 31, 2010. This decrease was primarily attributable to the change of our geographic mix of taxable income to lower tax jurisdictions and research and development credits generated during the period. For certain jurisdictions, we have computed our provision (benefit) for income taxes based on the actual year-to-date effective tax rate by applying the discrete method. The effective tax rates as of March 31, 2010 and March 31, 2011 were 36% and (20)%, respectively, with the decrease resulting from the reduction in pre-tax income and research and development credits for the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Years Ended December 31, 2008, 2009 and 2010

Net Revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Net revenue by product:
Hiring solutions	$17,352	$36,136	$101,884	108%	182%
Marketing solutions	25,972	38,278	79,309	47	107
Premium subscriptions	35,449	45,713	61,906	29	35

Total	$78,773	$120,127	$243,099	52%	102%

Percentage of net revenue by product:
Hiring solutions	22%	30%	42%
Marketing solutions	33	32	33
Premium subscriptions	45	38	25

Total	100%	100%	100%

During 2008, 2009 and 2010, we focused on revenue growth across all of our products. While our revenue was primarily driven by sales of our premium subscriptions, we expanded our solution offerings during this period and made significant investments in our field sales organization to promote our hiring and marketing solutions. As a result, during 2009 and 2010, revenue attributable to our premium subscriptions declined as a percentage of our total net revenue.

2009 Compared to 2010. Total net revenue increased $123.0 million, or 102%, from 2009 to 2010. Net revenue from our hiring solutions increased $65.7 million, or 182%, as a result of an overall increase in professional hiring demand and further market penetration of our LinkedIn Corporate Solutions product, as evidenced by the 144% increase in the number of LinkedIn Corporate Solutions customers from 2009 to 2010. Net revenue from our marketing solutions increased $41.0 million, or 107%, as a result of an increase in customers’ overall online advertising budgets and improved productivity from our expanded field sales organization. Net revenue from our premium subscriptions increased $16.2 million, or 35%, during the same period as a result of an increase in the number of our premium subscribers and a reduction in cancellations from current customers.

2008 Compared to 2009. Total net revenue increased $41.4 million, or 52%, from 2008 to 2009. Net revenue from our hiring solutions and premium subscriptions increased primarily as a result of higher productivity from our expanded field sales organization as well as an increase in the number of subscribers of our premium subscriptions. To a lesser extent, net revenue from our hiring solutions increased as a result of the fact that we had a full year of sales of LinkedIn Corporate Solutions in 2009, as we had only recently introduced that solution during the last half of 2008. From 2008 to 2009, the number of LinkedIn Corporate Solutions customers increased approximately 85%. Finally, net revenue from our marketing solutions increased primarily as a result of an increase in the number of advertisements displayed on our website and higher productivity from our expanded field sales organization.

Cost of Revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Cost of revenue	$18,589	$25,857	$44,826	39%	73%
Percentage of net revenue	24%	22%	18%

Headcount (at period end):	73	86	141	18%	64%

2009 Compared to 2010. Cost of revenue increased $19.0 million, or 73%, from 2009 to 2010. The increase was primarily attributable to increases in headcount related expenses of $5.0 million, in part as a result of growth in our international operations, web hosting service expenses of $3.5 million, certain uncollected sales and VAT taxes of $3.1 million, consulting and outside services expenses of $1.6 million, data center equipment maintenance expenses of $2.4 million, and facility and employee benefit allocations of $1.9 million.

2008 Compared to 2009. Cost of revenue increased $7.3 million, or 39%, from 2008 to 2009. The increase was primarily attributable to an increase of $3.1 million in web hosting service expenses, an increase of $1.5 million in product related costs coupled with an increase in headcount related expenses of $1.3 million as we hired more employees to support the growth of our business.

Sales and Marketing

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$16,986	$26,847	$58,978	58%	120%
Percentage of net revenue	22%	22%	24%

Headcount (at period end):	68	125	313	84%	150%

2009 Compared to 2010. Sales and marketing expenses increased $32.1 million, or 120%, from 2009 to 2010. The increase was primarily attributable to an increase in headcount related expenses of $21.2 million as we expanded our field sales organization. We also experienced increases in facility and employee benefit allocations of $5.5 million, marketing and public relations expenses of $3.1 million, and consulting and outside services expenses of $1.5 million.

2008 Compared to 2009. Sales and marketing expenses increased $9.9 million, or 58%, from 2008 to 2009. The increase was primarily attributable to an increase in headcount related expenses of $6.7 million as a result of continued expansion of our field sales organization to promote sales of our marketing solutions and drive the growth of our hiring solutions and, to a lesser extent, increases of $0.6 million in travel expenses and $0.4 million in expenses related to marketing and branding activities.

Product Development

	Year Ended December 31,			2007 to 2008 % Change	2008 to 2009 % Change
	2008	2009	2010
	(dollars in thousands)
Product development	$29,366	$39,444	$65,104	34%	65%
Percentage of net revenue	37%	33%	27%

Headcount (at period end):	155	207	383	34%	85%

2009 Compared to 2010. Product development expenses increased $25.7 million, or 65%, from 2009 to 2010. The increase was primarily attributable to an increase in headcount related expenses of $17.4 million as a result of our focus on developing new features and products to increase member growth and engagement. We also experienced increases in facility and employee benefit allocations of $6.0 million and consulting expenses of $1.4 million.

2008 Compared to 2009. Product development expenses increased $10.1 million, or 34%, from 2008 to 2009. The increase was primarily attributable to an increase in headcount related expenses of $7.4 million as a result of hiring software engineers to further develop new features and products.

General and Administrative

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
General and administrative	$12,976	$19,480	$35,064	50%	80%
Percentage of net revenue	16%	16%	14%

Headcount (at period end):	42	62	153	48%	147%

2009 Compared to 2010. General and administrative expenses increased $15.6 million, or 80%, from 2009 to 2010. The increase was primarily a result of an increase in headcount related expenses of $16.1 million to support our overall growth. We also experienced an increase in facilities related costs of $7.6 million and expenses for consulting and outside services of $3.1 million. These increases were partially offset by facility and employee benefit allocations of $13.4 million.

2008 Compared to 2009. General and administrative expenses increased $6.5 million, or 50%, from 2008 to 2009. The increase was primarily attributable to an increase in headcount related expenses of $3.6 million in order to support increased operations, an increase of $2.2 million in expenses for consulting and outside services, an increase of $1.7 million for audit, tax and legal fees, and an increase of $1.5 million for facilities related costs. These increases were partially offset by facility and employee benefit allocations of $3.2 million.

Depreciation and Amortization

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Depreciation and amortization	$6,365	$11,854	$19,551	86%	65%
Percentage of net revenue	8%	10%	8%

2009 Compared to 2010. Depreciation and amortization expenses increased $7.7 million, or 65%, from 2009 to 2010. The increase was primarily the result of our investment in expanding our technology infrastructure to support continued growth in our member base, particularly in the last half of 2010.

2008 Compared to 2009. Depreciation and amortization expenses increased $5.5 million, or 86%, from 2008 to 2009, primarily as a result of additional capital expenditures to build out our technology infrastructure. Although purchases of property, equipment and software decreased from 2008 to 2009, depreciation and amortization expenses increased as there was a full year of depreciation related to our significant capital expenditures in 2008 and continued investments in 2009.

Other Income (Expense), Net

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Interest income	$1,219	$350	$64
Transaction gain (loss) on foreign exchange	33	51	(405)
Other non-operating income (loss), net	25	(171)	(269)

Total other income (expense), net	$1,277	$230	$(610)

2009 Compared to 2010. Other income (expense), net decreased $0.8 million, or 365%, from 2009 to 2010. The decrease in other income, net was largely driven by net transaction losses on foreign exchange, coupled with a decrease in interest income as a result of lower short-term interest rates.

2008 Compared to 2009. Other income, net decreased $1.0 million, or 82%, from 2008 to 2009, primarily as a result of a decrease in short-term interest rates coupled with a mark-to-market adjustment of a preferred stock warrant recorded within other non-operating (loss) income, net.

Income Taxes

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Provision for income taxes	$290	$848	$3,581

2009 Compared to 2010. Income tax expense increased $2.7 million from 2009 to 2010. This increase was primarily attributable to our geographic mix of income and the significant increase in pre-tax income from a pre-tax loss of $3.1 million for 2009 to pre-tax income of $19.0 million for 2010. The effective tax rates as of December 31, 2009 and 2010 were (27)% and 19%, respectively, with the increase resulting from the significant increase in pre-tax income in 2010 compared to 2009.

2008 Compared to 2009. Income tax expense increased $0.6 million from 2008 to 2009, primarily as a result of a decrease in pre-tax loss in 2009 compared to 2008. In 2009, we recorded income taxes that were principally attributable to Federal alternative minimum tax, California taxes, foreign taxes and other corporate taxes. The effective tax rates as of December 31, 2008 and December 31, 2009 were (7)% and (27)%, respectively. The negative effective tax rates are due to our pre-tax losses in both 2008 and 2009. The change in the rate is primarily attributable to the increase in non-deductible stock-based compensation amounts in 2009 compared to 2008.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of net revenue for each of the nine quarters ended March 31, 2011 (certain items may not foot due to rounding). We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 30, 2010	Mar 31, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$23,242	$27,754	$29,798	$39,333	$44,716	$54,895	$61,792	$81,696	$93,932
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below) (1)	5,597	6,025	6,399	7,836	8,305	9,842	11,835	14,844	16,783
Sales and marketing (1)	5,331	5,936	6,310	9,270	10,454	13,055	14,831	20,638	29,361
Product development (1)	8,547	8,747	10,013	12,137	12,141	14,822	17,188	20,953	24,735
General and administrative (1)	3,908	4,042	4,881	6,649	6,672	7,667	9,092	11,633	13,614
Depreciation and amortization	2,499	2,788	3,112	3,455	3,940	4,201	4,845	6,565	8,159

Total costs and expenses	25,882	27,538	30,715	39,347	41,512	49,587	57,791	74,633	92,652

Income (loss) from operations	(2,640)	216	(917)	(14)	3,204	5,308	4,001	7,063	1,280
Other income (expense), net	90	312	(43)	(129)	(346)	(357)	434	(341)	449

Income (loss) before income taxes	(2,550)	528	(960)	(143)	2,858	4,951	4,435	6,722	1,729
Provision (benefit) for income taxes	370	(107)	136	449	1,043	658	475	1,405	(349)

Net income (loss)	$(2,920)	$635	$(1,096)	$(592)	$1,815	$4,293	$3,960	$5,317	$2,078

Net income (loss) attributable to common stockholders	$(2,920)	$—	$(1,096)	$(592)	$—	$938	$915	$1,576	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.07)	$0.00	$(0.03)	$(0.01)	$0.00	$0.02	$0.02	$0.04	$0.00

Diluted	$(0.07)	$0.00	$(0.03)	$(0.01)	$0.00	$0.02	$0.02	$0.03	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	41,385	40,461	41,253	41,632	41,966	42,232	42,515	43,058	43,726

Diluted	41,385	41,346	41,253	41,632	44,228	45,624	46,601	49,372	51,459

(1)Stock-based compensation included in above line items:
Cost of revenue	$79	$74	$75	$142	$89	$90	$122	$138	$183
Sales and marketing	161	137	160	199	250	277	317	381	1,098
Product development	519	546	581	700	690	675	790	1,093	1,603
General and administrative	668	619	687	805	905	913	1,002	1,100	959

Total stock-based compensation	$1,427	$1,376	$1,503	$1,846	$1,934	$1,955	$2,231	$2,712	$3,843

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

Costs and expenses:
Cost of revenue	24	22	21	20	19	18	19	18	18
Sales and marketing	23	21	21	24	23	24	24	25	31
Product development	37	32	34	31	27	27	28	26	26
General and administrative	17	15	16	17	15	14	15	14	14
Depreciation and amortization	11	10	10	9	9	8	8	8	9

Total costs and expenses	111	99	103	100	93	90	94	91	99

Income (loss) from operations	(11)	1	(3)	(0)	7	10	6	9	1
Other income (expense), net	0	1	(0)	(0)	(1)	(1)	1	(0)	0

Income (loss) before income taxes	(11)	2	(3)	(0)	6	9	7	8	2
Provision (benefit) for income taxes	2	(0)	0	1	2	1	1	2	(0)

Net income (loss)	(13)%	2%	(4)%	(2)%	4%	8%	6%	7%	2%

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
	(in thousands)
Additional Financial Data:
Net revenue by product:
Hiring solutions	$6,277	$8,113	$9,363	$12,383	$16,929	$21,723	$27,274	$35,958	$46,333
Marketing solutions	6,103	8,727	8,990	14,458	14,226	18,308	18,836	27,939	27,683
Premium subscriptions	10,862	10,914	11,445	12,492	13,561	14,864	15,682	17,799	19,916

Total	$23,242	$27,754	$29,798	$39,333	$44,716	$54,895	$61,792	$81,696	$93,932

	For or At the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
	(in thousands, except customer and headcount data)
Other Financial and Operational Data:
Adjusted EBITDA (1)	$1,286	$4,380	$3,698	$5,287	$9,078	$11,464	$11,077	$16,340	$13,282
Number of registered members (at period end)	37,335	42,012	48,004	55,111	64,177	71,825	80,553	90,437	101,528
LinkedIn Corporate Solutions customers (at period end)	1,008	1,116	1,260	1,585	1,827	2,306	2,849	3,865	4,774
Headcount (at period end):
United States	334	357	398	454	531	636	775	872	1,099
International	14	17	22	26	41	57	87	118	189

Total	348	374	420	480	572	693	862	990	1,288

(1)	We define adjusted EBITDA as net income (loss), plus: provision (benefit) for income taxes, other (income) expense, net, depreciation and amortization, and stock-based compensation. Please see “Adjusted EBITDA” in the section titled “Selected Consolidated Financial Data” for more information.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
	(in thousands)
Reconciliation of adjusted EBITDA:
Net income (loss)	$(2,920)	$635	$(1,096)	$(592)	$1,815	$4,293	$3,960	$5,317	$2,078
Provision (benefit) for income taxes	370	(107)	136	449	1,043	658	475	1,405	(349)
Other (income) expense, net	(90)	(312)	43	129	346	357	(434)	341	(449)
Depreciation and amortization	2,499	2,788	3,112	3,455	3,940	4,201	4,845	6,565	8,159
Stock-based compensation	1,427	1,376	1,503	1,846	1,934	1,955	2,231	2,712	3,843

Adjusted EBITDA	$1,286	$4,380	$3,698	$5,287	$9,078	$11,464	$11,077	$16,340	$13,282

Net revenue increased sequentially in all quarters presented, primarily as a result of increasing the number of customers that purchased our hiring solutions and premium subscriptions, as well as increasing the number of advertisements for our marketing solutions. In general, net revenue from our hiring and marketing solutions are stronger in the fourth quarter due to higher levels of Internet usage and online commerce and advertising towards the end of the year, and net revenue from our marketing solutions is typically lower during the third quarter as Internet usage generally slows during the summer months. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth in operations has masked seasonal trends to date. We believe that our business may become more seasonal in the future.

Our cost of revenue has increased sequentially in absolute dollars and slightly decreased as a percentage of revenue.

Our sales and marketing expenses increased sequentially in absolute dollars during 2009 as a result of our focus on expanding our field sales organization. During 2010, we continued our investment in headcount and experienced sequential increases in absolute dollars in sales and marketing expenses. During the three months ended March 31, 2011, sales and marketing expenses increased as a percentage of revenue as a result of greater increases in headcount growth than in revenue.

Our product development expenses increased sequentially in absolute dollars during 2009 and 2010, as we continued to invest in hiring employees and utilizing outside resources to improve our current solutions and develop new features and products.

Our general and administrative expenses increased sequentially in absolute dollars during 2009 and 2010, as we invested in our infrastructure to support our growth in operations by hiring employees and utilizing outside consultants on project initiatives, including international expansion efforts.

Our depreciation and amortization expenses increased sequentially in absolute dollars as we invested in computers for new employees, servers and related equipment for our service offerings, leasehold improvements primarily related to our corporate headquarters in Mountain View, California and as a result of increases in capitalized website and internal-use software development costs.

Liquidity and Capital Resources

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Consolidated Statements of Cash Flows Data:
Purchases of property and equipment	$19,579	$13,279	$50,026	$9,009	$16,171
Depreciation and amortization	6,365	11,854	19,551	3,940	8,159

Cash flows provided by operating activities	$9,154	$21,360	$54,353	$13,607	$26,557
Cash flows used in investing activities	(20,485)	(13,044)	(55,633)	(9,009)	(18,466)
Cash flows provided by financing activities	73,918	1,030	4,325	633	4,961

As of March 31, 2011, we had cash and cash equivalents of $106.1 million. Cash and cash equivalents consist of cash and money market funds. We did not have any short-term or long-term investments.

Prior to 2009, we financed our operations and capital expenditures through private sales of convertible preferred stock. Specifically, we received an aggregate of $15.4 million in net proceeds from the issuance of Series A and Series B convertible preferred stock in 2003 and 2004. During 2007 and 2008, we received additional net proceeds of $12.7 million and $75.3 million from the issuance of Series C and Series D redeemable convertible preferred stock, respectively. Since 2009, we have been able to finance our operations, including capital expenditures and international expansion, through cash flow from operating activities. In 2011, our philosophy is to continue to invest for long-term growth. We believe that our existing cash and cash equivalents balance together with cash generated from operations and the net proceeds we receive from this offering will be sufficient to meet our working capital expenditure requirements for at least the next 12 months.

Operating Activities

Operating activities provided $26.6 million of cash in the three months ended March 31, 2011, primarily resulting from our improved operating performance. The cash flow from operating activities primarily resulted from changes in our operating assets and liabilities, with deferred revenue increasing $17.6 million, partially offset by an increase in prepaid expenses and other assets of $2.1 million and a decrease in accounts payable and other liabilities of $3.8 million. The increase in our deferred revenue was primarily due to our revenue growth in the three months ended March 31, 2011. The decrease in accounts payable and accrued liabilities reflects timing of payments. We had net income in the three months ended March 31, 2011 of $2.1 million, which included non-cash depreciation and amortization of $8.2 million and non-cash stock-based compensation of $3.8 million.

Operating activities provided $54.4 million of cash in 2010, primarily resulting from our improved operating performance. The cash flow from operating activities primarily resulted from changes in our operating assets and liabilities, with deferred revenue increasing $39.5 million and accounts payable and accrued liabilities increasing $15.6 million, partially offset by an increase in accounts receivable of $35.7 million. The increase in our deferred revenue and accounts receivable was primarily due to our revenue growth in 2010 as compared to 2009. The increase in accounts payable and accrued liabilities reflects timing of payments due to the growth in our business activities. We had net income in 2010 of $15.4 million, which included non-cash depreciation and amortization of $19.6 million and non-cash stock-based compensation of $8.8 million.

Operating activities provided $21.4 million of cash in 2009, primarily resulting from our improved operating performance. The cash flow from operating activities primarily resulted from changes in our operating assets and liabilities, with accounts payable and accrued liabilities increasing $8.6 million and deferred revenue increasing $10.6 million, partially offset by an increase in accounts receivable of $9.8 million, and an increase of $2.9 million in prepaid expenses and other assets and deferred commissions. The increase in our deferred revenue and accounts receivable was primarily due to our revenue growth in 2009 as compared to 2008. The increase in accounts payable and accrued liabilities reflects timing of payments due to the growth in our business activities. We had a net loss in 2009 of $4.0 million, which included non-cash depreciation and amortization of $11.9 million and non-cash stock-based compensation of $6.2 million.

Operating activities provided $9.2 million of cash in 2008, primarily resulting from our improved operating performance. The cash flow from operating activities primarily resulted from changes in our operating assets and liabilities, with accounts payable and accrued liabilities increasing $6.8 million and deferred revenue increasing $6.8 million, partially offset by an increase in accounts receivable of $10.3 million, and an increase of $1.5 million in prepaid expenses and other assets and deferred commissions. The increase in our deferred revenue and accounts receivable was primarily due to our revenue growth in 2008 as compared to 2007. The increase in accounts payable and accrued liabilities reflects timing of payments due to the growth in our business activities. We had a net loss in 2008 of $4.5 million, which included non-cash depreciation and amortization of $6.4 million and non-cash stock-based compensation of $4.6 million.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment, and more specifically, our investment to build out our data centers. We also continued to invest in technology hardware to support our growth, software to support website functionality development, website operations and our corporate infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and website and internal-use software development. We expect to continue to invest in property and equipment and development of software for the remainder of 2011 and thereafter.

In July 2010, we acquired all of the assets of mSpoke, Inc. for $0.6 million. In September 2010, we acquired all of the outstanding equity of ChoiceVendor, Inc. for $3.9 million, net of cash acquired. In January 2011, we acquired all of the issued and outstanding capital stock of CardMunch, Inc. for $1.7 million, net of cash acquired.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of common stock and preferred stock partially offset by the repurchase of founders’ stock and common stock.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2008, 2009 or 2010 or in the three months ended March 31, 2011.

Contractual Obligations

We lease our office facilities in Mountain View, California under operating leases that expire in 2014 and 2015. We do not have any debt or material capital lease obligations, and all of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for office facilities are as follows as of December 31, 2010:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
			(in thousands)
Operating lease obligations (1)	$18,399	$4,626	$12,531	$1,242	$—

(1)	There were no material changes to the lease obligations during the three months ending March 31, 2011.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, website and internal-use software development costs, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

A majority of our arrangements for hiring solutions and marketing solutions include multiple deliverables. In accordance with recent authoritative guidance on revenue recognition, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific solution when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We have not historically priced our marketing solutions or certain products in our hiring solutions within a narrow range. As a result, we have only used VSOE to allocate the selling price of deliverables in limited circumstances.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, sales volume, geographies, market conditions, competitive landscape and pricing practices.

Because we generally have neither VSOE nor TPE for our hiring solutions and marketing solutions deliverables, the allocation of revenue has been based on our BESPs. The process for determining our BESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors that we considered in developing our BESPs include prices we charge for similar offerings, sales volume, geographies and historical pricing practices. If the facts and circumstances underlying the factors we considered change or should future facts and circumstances lead us to consider additional factors, our BESPs could change in future periods.

Website and Internal-Use Software Development Costs

We capitalize certain costs related to the development of our website or software developed for internal-use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be two to three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within product development expenses on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally two or three years.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We also provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement we recognize any such differences as a liability. Because of our net operating loss carryforwards, none of the unrecognized tax benefits through December 31, 2010, if recognized, would affect our effective tax rate. If the unrecognized tax benefit as of December 31, 2010 is recognized, approximately $2.6 million would decrease the effective tax rate.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
Volatility	70%	67%	58%	56%
Expected dividend yield	—	—	—	—
Risk-free rate	3.14%	2.37%	2.15%	2.67%
Expected term (in years)	6.08	6.01	6.08	6.08

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors or the compensation committee of our board of directors (referred to herein as our board of directors), which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of our preferred stock sold to outside investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the history of the company and the introduction of new products and services;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

We granted stock options with the following exercise prices between January 1, 2009 and the date of this prospectus:

Option Grant Dates	Number of Shares Underlying Options		Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
February 2009	5,166,362	(1)	$2.32	$2.32
April 2009	75,500		2.32	2.32
June 2009	387,000		2.32	2.32
August 2009	609,000		2.32	2.32
September 2009	719,500		3.50	3.50
November 2009	2,556,000		3.50	3.50
February 2010	1,361,450		4.80	4.80
June 2010	1,654,522		6.20	6.20
September 2010	1,459,266		8.27	8.27
November 2010	361,675		8.97	8.97
December 2010	445,820		14.46	14.46
February 2011	1,951,880		19.63	19.63
April 2011	1,559,080		22.59	22.59

(1)	Includes 2,429,750 stock options that were repriced on a one-for-one basis to $2.32 per share. Please see the section below titled “Stock Option Repricing.”

Based upon the assumed initial public offering price of $33.50 per share, the aggregate intrinsic value of options outstanding as of March 31, 2011 was approximately $448.4 million, of which approximately $158.1 million related to vested options and approximately $290.3 million related to unvested options.

In order to determine the fair value of our common stock underlying option grants, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (preferred stock, common stock, warrants and options). Our BEV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the discounted cash flow and comparable company methods are then weighted. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and options, using either an option pricing method, or OPM, and/or a probability weighted method, or PWERM. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

February 2009

In 2008, we issued and sold 6,599,987 shares of our Series D preferred stock at $11.47 per share. However, by February 2009, the U.S. and global economies had been severely damaged by the global financial crisis of the fall of 2008, which resulted in a significant decrease in our valuation and the market values of comparable companies. As a result of these factors, and the weakness we experienced in both the third and fourth quarters of 2008, we significantly lowered our financial forecast and expectations for growth in 2009 and implemented a reduction in force of approximately 10% in October 2008. As we had not granted any options since August 2008, we performed a contemporaneous valuation of our common stock as of December 24, 2008 and determined the fair value to be $2.32 per share as of such date. Our valuation determined a BEV by weighting the income approach at 60% and the market-based approach at 40%. Our BEV reflected a non-marketability discount of 27%, which was allocated to the common stock on a non-controlling interest basis, based on a liquidity event expected to occur within approximately two years. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $2.32 per share.

April 2009

Between January 2009 and April 2009, the U.S. economy continued to be weak and access to the capital and debt markets remained challenging. U.S. financial and stock markets continued to decline before beginning their recovery in March 2009. The enterprise values of our comparable companies began to recover during this period. We experienced a sequential revenue decline from $24.6 million for the quarter December 31, 2008 to $23.2 million for the quarter ended March 31, 2009. The number of registered members grew to 37.3 million as of March 31, 2009. During the quarter ended March 31, 2009, we hired modestly, only adding 10 employees. In light of the continued weakness in our business and the U.S. and global economies, we determined the fair value of our common stock had not changed from our valuation as of December 24, 2008. Based on the prior valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $2.32 per share.

June 2009 and August 2009

Between May 2009 and August 2009, the U.S. economy began to stabilize and the U.S. stock markets improved. As a result, the enterprise values of our comparable companies increased. We experienced sequential revenue growth, generating $27.8 million for the quarter ended June 30, 2009 compared to $23.2 million for the quarter ended March 31, 2009. The number of registered members grew to 42.0 million as of June 30, 2009, and we hired 26 employees. In light of continued uncertainty surrounding the U.S. and global economies, we determined the fair value of our common stock had not increased from our valuation as of December 24, 2008. Based on the prior valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $2.32 per share during this period.

September 2009 and November 2009

Between September 2009 and November 2009, the U.S. economy and financial and stock markets continued to recover and the capital and debt markets continued to improve. We experienced sequential revenue growth, generating $29.8 million for the quarter ended September 30, 2009 compared to $27.8 million for the quarter ended June 30, 2009. Our number of registered members grew to 48.0 million as of September 30, 2009. Going into the fourth quarter of 2009, we began to experience continued strength in revenue generated from sales of our marketing solutions, LinkedIn Corporate Solutions and job posting products. In anticipation of expected future growth, we continued to increase our hiring efforts, and we raised our year-end headcount target to 520 employees. In light of the strength we were beginning to experience in our business, we performed a contemporaneous valuation of our common stock as of September 15, 2009 and determined the fair value of our common stock to be $3.50 per share as of such date. We reduced our assumption for the time to a liquidity event to occur to approximately 15 months and reduced our non-marketability discount from 27% to 15%. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $3.50 per share during this period.

February 2010

Between December 2009 and February 2010, the U.S. economy and the financial and stock markets continued their recovery. We experienced sequential revenue growth, generating $39.3 million for the quarter ended December 31, 2009 compared to $29.8 million for the quarter ended September 30, 2009. Our number of registered members grew to 55.1 million as of December 31, 2009. During this period, we prepared a significant upward revision of our financial forecast. Given our improved performance, we performed a contemporaneous valuation of our common stock as of February 15, 2010 and determined the fair value of our common stock to be $4.80 per share. We reduced our non-marketability discount from 15% to 12.5% based on a reduction in the assumed time to a liquidity event to occur to approximately one year. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $4.80 per share.

June 2010

Between March 2010 and June 2010, the U.S. economy and the financial and stock markets continued their recovery. We experienced sequential revenue growth, generating $44.7 million for the quarter ended March 31, 2010 compared to $39.3 million for the quarter ended December 31, 2009. Our number of registered members grew to 64.2 million as of March 31, 2010. Based on the strength we were seeing in our business, we began to accelerate our investment in anticipation of future growth, primarily in expanding the size of our field sales and product development organizations. We also increased our year-end projected headcount from 869 to 973. In light of our improved financial performance, we performed a contemporaneous valuation of our common stock as of May 7, 2010 and determined the fair value of our common stock to be $6.20 per share. Our BEV reflected a non-marketability discount of 10% based on a liquidity event expected to occur within approximately one year. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $6.20 per share.

September 2010

Between July 2010 and September 2010, the U.S. economy and the financial and stock markets continued their recovery after a brief decline in August 2010. We experienced sequential revenue growth, generating $54.9 million for the quarter ended June 30, 2010 compared to $44.7 million for the quarter ended March 31, 2010. Our number of registered members grew to 71.8 million as of June 30, 2010. In light of our recent performance, we performed a contemporaneous valuation of our common stock as of September 17, 2010 and determined the fair value of our common stock to be $8.27 per share. Our BEV reflected the introduction of a PWERM, to estimate the fair value of our common stock in addition to the OPM as we began preparations for a potential initial public offering, or IPO. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $8.27 per share.

November 2010

During the fall of 2010, the U.S. economy and the financial and stock markets continued their recovery. We experienced sequential revenue growth, generating $61.8 million for the quarter ended September 30, 2010, compared to $54.9 million for the quarter ended June 30, 2010. Our number of registered members grew to 80.6 million as of September 30, 2010. In light of our recent performance, we performed a contemporaneous valuation of our common stock as of October 15, 2010, and determined the fair value of our common stock to be $8.97 per share. Our BEV reflected a non-marketability discount of 9% based on a liquidity event expected to occur within approximately one year. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $8.97 per share.

December 2010

In November 2010, the recovery of the U.S. economy and the financial and stock markets began to accelerate. We achieved record results in our financial and operating metrics in November 2010, with accelerating year-over-year growth across our business. We made significant improvements to our proprietary platform in anticipation of future growth and made considerable progress towards the build-out of our Santa Monica data center which, when operational, would provide for disaster recovery in the event of a catastrophic hardware failure at our Chicago data center. In light of our recent performance, we performed a contemporaneous valuation of our common stock as of November 19, 2010, and determined the fair value of our common stock to be $14.46 per share. Our BEV reflected a non-marketability discount of 7% based on a liquidity event expected to occur within approximately six months. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $14.46 per share.

February 2011

In January 2011, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $81.7 million for the quarter ended December 31, 2010 compared to $61.8 million for the quarter ended September 30, 2010. Our number of registered members was over 90 million members as of December 31, 2010. We experienced ongoing improvements in our financial and operating metrics in January 2011, with accelerating year-over-year growth in key areas of our business. Also, in January 2011, we filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for a potential initial public offering and continued to make progress in our preparation for a potential initial public offering. In light of our recent performance and these events, we performed a contemporaneous valuation of our common stock as of February 3, 2011, and determined the fair value of our common stock to be $19.63 per share. Our BEV reflected a non-marketability discount of 5% based on a liquidity event expected to occur within approximately five months. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $19.63 per share.

April 2011

In March 2011, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $93.9 million of net revenue for the quarter ended March 31, 2011 compared to $81.7 million for the quarter ended December 31, 2010. Our number of registered members was over 100 million members as of March 31, 2011. In light of our recent performance and these events, we performed a contemporaneous valuation of our common stock as of March 17, 2011, and determined the fair value of our common stock to be $22.59 per share. Our BEV reflected a non-marketability discount of 5% based on a liquidity event expected to occur within approximately three months. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $22.59 per share.

Offering Price

In May 2011, in consultation with the underwriters, we determined our anticipated offering price range to be $32.00 to $35.00 per share. As of the date of our most recent stock option grants in early April 2011, our board of directors determined the fair value of our common stock to be $22.59 per share. This determination was based on the objective and subjective factors described above and, in part, on a valuation report that we received on April 4, 2011, from an independent valuation specialist. We believe the difference between the fair value of our common stock on the most recent date of grant, as determined by our board of directors, and the anticipated offering price range is the result of the following factors:

When our board of directors determined the fair value of our common stock in early April 2011, it only had received a preliminary financial outlook for the three months ended March 31, 2011, as our final financial results, consistent with our historical practice, were not available for several more weeks. Subsequent to our board of directors’ determination, when we finalized our financial results for the three months ended March 31, 2011, we determined that we had exceeded the preliminary financial outlook that we previously provided to our board of directors, including an increase in revenue and adjusted EBITDA compared to the financial outlook. The anticipated offering price range took into consideration our actual financial results for the three months ended March 31, 2011. Further, in part as a result of these stronger than expected financial results for the three months ended March 31, 2011, we increased our projected revenue and adjusted EBITDA for the remainder of 2011. The updated forecast was utilized in the valuation models that we reviewed to determine the anticipated price range.

Our anticipated offering price range was informed by revenue and adjusted EBITDA valuation multiples to projections used in the valuation analysis for our anticipated offering price range. In comparison, our valuation report that we received on April 4, 2011 followed the conventional approach of applying valuation multiples to our last 12 months revenue and projected revenue for the future 12 months as of March 17, 2011.

Further, the anticipated offering price range is as of the estimated date of the proposed initial public offering, rather than early April 2011. The price range is also affected by, among other things, the size of this offering and investors’ opportunities to invest in other companies similar to us (whether in an initial public offering or otherwise). Also, the price range excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our prior valuation report.

Our anticipated offering price range was also informed by the very recent performance and valuation of companies that we expect will be viewed by potential investors as comparable to us, coupled with recent successful initial public offerings in April and May 2011.

We also believe that the difference between the fair value of our common stock on the most recent date of grant, as determined by our board of directors, and the anticipated offering price range is the result of the use of a substantially different set of comparable companies to determine our price range as compared to the comparable companies utilized in our valuation report. Specifically, the comparable company analysis used to determine our anticipated offering price range focused more on Internet businesses that have similar rates of growth as we do, rather than smaller companies that do not share these characteristics.

Stock Option Repricing

In February 2009, our board of directors approved a common stock option repricing whereby previously granted and unexercised options held by current employees with exercise prices above $2.32 per share were repriced on a one-for-one basis to $2.32 per share with no modification to the vesting schedule of the previously issued options. As a result, 2,429,750 unexercised options originally granted to purchase common stock at prices ranging from $2.50 to $5.56 per share were repriced under this program.

We treated the repricing as a modification of the original awards and calculated additional compensation costs for the difference between the fair value of the modified award and the fair value of the original award on the modification date. The repricing is estimated to result in incremental stock-based compensation expense of $0.9 million. Expense related to vested shares was expensed on the repricing date and expense related to unvested shares is being amortized over the remaining vesting period of such stock options. The assumptions used to estimate the fair value of the original awards immediately before the modification and the fair value of the modified awards required significant judgment.

Quantitative and Qualitative Disclosure About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange risks and inflation.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash, money market funds and commercial paper. We do not have any long-term borrowings.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. During 2010, we determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling and the euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change would not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

Revenue Recognition

Effective January 1, 2009, we adopted new authoritative guidance for revenue recognition which revised existing guidance for arrangements with multiple deliverables, as more fully described in “Critical Accounting Policies and Estimates.” The revised guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available. The revised guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. We elected to adopt this accounting guidance on a retrospective basis for all periods.

Under the previous accounting guidance, we treated our multiple element arrangements as a single unit of accounting as we generally did not have VSOE for our undelivered elements. Under the new guidance, we are required to use BESP when neither VSOE nor TPE is available. As a result, we are able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

Retrospective adoption required us to apply guidance to all prior periods presented. We believe retrospective adoption provides the most comparable and useful financial information for consolidated financial statement users and better reflects the underlying economic performance of our business. For 2009, we recognized approximately $0.9 million of revenue that would have been deferred under the previous accounting guidance. The effect of the retrospective adoption was not material for 2008.

Business Combinations

Effective January 1, 2009, we adopted new authoritative guidance on business combinations. The new authoritative guidance changed the accounting for business combinations, including:

•	the measurement of acquirer shares issued in consideration for a business combination;

•	the recognition of contingent consideration;

•	the accounting for pre-acquisition gain and loss contingencies;

•	the recognition of capitalized in-process research and development;

•	the accounting for acquisition related restructuring liabilities;

•	the treatment of acquisition related transaction costs; and

•	the accounting for income tax valuation allowances and other income tax uncertainties.

The adoption of this guidance did not have a material impact on our consolidated financial statements; however, it could have a material impact depending on the nature of acquisitions we may complete in the future.

Financial Instruments Indexed to Stock

Effective January 1, 2009, we adopted new authoritative guidance on evaluating whether an instrument is indexed to our own stock. The new guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. Effective January 1, 2009, a warrant to purchase 70,365 shares of our Series A convertible preferred stock was reclassified from stockholders’ equity to accrued liabilities due to the presence of a warrant adjustment feature that allows for a change in the number of shares subject to issuance and the exercise price of the warrant under certain circumstances. We calculated the fair value of the warrant using an option pricing model, which approximates a binomial lattice model, and an accrued liability was established in the amount of $143,000. On January 1, 2009, the cumulative effect of $128,000 was recognized as a change in accounting principle and was recorded as an adjustment to the opening balance of accumulated deficit. As of December 31, 2009, we recalculated the fair value of the warrant and recorded $175,000 as other expense for the year ended December 31, 2009. The fair value of the warrant’s derivative liability was recalculated at each balance sheet date and the fair value of the remaining liability was marked to market and recognized in non-operating income until the warrant was exercised in May 2010. As a result of the exercise, we issued 70,365 shares of Series A convertible preferred stock and received proceeds of $23,000. We recalculated the fair value of the warrant and recorded $92,000 as other expense in 2010.

Participating Securities

Effective January 1, 2009, we retrospectively adopted new authoritative guidance that clarified that instruments granted in share–based payment transactions that entitle their holders to receive non–forfeitable dividends prior to vesting should be considered participating securities for purposes of calculating earnings per share. We have unvested common shares that were issued pursuant to the early exercise of employee stock options and contain non-forfeitable rights to dividends. These unvested common shares are considered participating securities and are deemed to be outstanding. As a result, the number of common shares associated with stock option activity for all prior periods presented have been adjusted for comparative purposes to conform to the new guidance.

Subsequent Events

Effective July 1, 2009, we adopted new authoritative guidance on management’s assessment of subsequent events. The new guidance clarifies that management must evaluate, as of each reporting period events or transactions that occur after the balance sheet date. This guidance also refers to them as recognized and nonrecognized subsequent events and requires management to disclose the date through which subsequent events have been evaluated and whether that is the date on which the consolidated financial statements were issued or were available to be issued. In accordance with this guidance, we evaluated subsequent events through the consolidated financial statement issuance date. In February 2010, the Financial Accounting Standards Board, or FASB, issued new authoritative guidance which requires an entity that is a filer with the SEC to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

Accounting Codification

Effective July 1, 2009, we adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification, or the Codification, became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. We began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP during 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our consolidated financial statements.

Fair Value Measurements

Effective January 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which were adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are the world’s largest professional network on the Internet with more than 100 million members in over 200 countries and territories. Through our proprietary platform, members are able to create, manage and share their professional identity online, build and engage with their professional network, access shared knowledge and insights, and find business opportunities, enabling them to be more productive and successful.

We believe we are the most extensive, accurate and accessible network focused on professionals. We believe we are creating significant value for professionals, enterprises and professional organizations worldwide by connecting talent with opportunity at massive scale. We believe that our members and the enterprises and professional organizations that use our platform are only beginning to leverage the power and potential of our network and its underlying database of professional information.

Our comprehensive platform provides members with solutions, including applications and tools, to search, connect and communicate with business contacts, learn about attractive career opportunities, join industry groups, research organizations and share information. At the core of our platform are our members, who create profiles that serve as their professional profiles and are accessible by any other member, as well as (unless a member chooses otherwise) anyone with an Internet connection. We believe that our platform allows our members to compete more effectively, make better decisions faster and manage their careers to achieve their full potential.

The cornerstone of our business strategy is to focus on our members first. We provide the majority of our solutions to our members at no cost. We believe this approach provides the best way to continue to build a critical mass of members, resulting in beneficial network effects that promote greater utilization of our solutions, higher levels of engagement and increased value for all of our members.

We provide enterprises and professional organizations of all sizes with solutions designed to identify specific talent within our global network, enable their employees to be more productive and successful, build brand awareness, and market their products and services. Enterprises and professional organizations that use our solutions include large corporations, small- and medium-sized businesses, educational institutions, government agencies, non-profit organizations and other similar entities. Our current products for enterprises and professional organizations include hiring solutions, marketing solutions and premium subscriptions. Our hiring solutions are cost-effective, easy-to-use and enable enterprises and professional organizations to efficiently identify and acquire the right talent for their needs. These solutions are transforming the talent acquisition market by providing unique access not only to active job seekers but also to passive candidates who are not actively looking to change jobs. We believe we are uniquely able to provide online access to an extensive and growing network of passive professionals who may be ideal for, and become open to, new opportunities. Our marketing solutions enable enterprises to reach a large audience of influential and affluent professionals and connect them to relevant products and services. We offer robust targeting and engagement capabilities and both rich display advertising and self-service, text-based advertising solutions.

We generate revenue from enterprises and professional organizations by selling our hiring solutions and marketing solutions offline through our field sales organization or online on our website. We also generate revenue from members, acting as individuals or on behalf of their enterprise or professional organization, who subscribe to our premium services. We strive to ensure that our hiring solutions, marketing solutions and premium subscriptions provide both a high level of value for our customers and also a high degree of relevance for our members. We believe this monetization strategy properly aligns objectives among members, customers and our entire network and supports our financial objective of sustainable revenue and earnings growth over the long term.

We have achieved significant growth as our network has scaled and as we have expanded our product offerings. From 2009 to 2010, net revenue increased $123.0 million, or 102%, net income increased $19.4 million, or 487%, and adjusted EBITDA increased $33.3 million, or 227%. In the three months ended March 31, 2011, net revenue increased $49.2 million, or 110%, net income increased $0.3 million, or 14%, and adjusted EBITDA increased $4.2 million, or 46%, over the three months ended March 31, 2010.

Our Mission

Our mission is to connect the world’s professionals to make them more productive and successful. Our members come first. We believe that prioritizing the needs of our members is the most effective, and ultimately the most profitable, way to accomplish our mission and to create long-term value for all of our stakeholders. We will continue to concentrate on opportunities we believe are in the best interests of our members. Our long-term approach enables us to invest, innovate and pioneer in unexplored segments of our industry to increase the value proposition of our proprietary platform and extensive data.

Our solutions are designed to enable professionals to achieve higher levels of performance and professional success and enable enterprises and professional organizations to find and connect with the world’s best talent.

Our Vision

Our vision is to create economic opportunity for every professional in the world. This vision not only applies to each of our employees, but every LinkedIn member, each of whom has the ability to create economic opportunities for others. We believe this is the fundamental power of our network.

Industry Overview

The World is Becoming More Global, Networked and Digital

The Internet has transformed how information is created, accessed, shared and disseminated. Through advancements in large scale database and computing infrastructure, the Internet can now serve as a real-time communications medium for extensive networks such as ours. At the center of these trends are new platforms for communication, collaboration, and finding and sharing information. These platforms enable Internet users to share information about themselves, their knowledge and their environments and to learn from and interact with their personal and professional contacts. These changes are referred to as the socialization of the web, which we believe has profoundly impacted the degree of connectivity between individuals on a global scale and the speed and ease at which information can flow between connections.

The socialization of the web has created the potential for the Internet to become a dramatically more valuable resource for professionals, enterprises and professional organizations worldwide. A professional’s willingness to publicly provide specific information about himself or herself makes it feasible to efficiently create his or her online profile and online professional graph. A professional graph is the digital mapping of a professional’s real-world business connections. The availability of a professional graph dramatically enhances a professional’s ability to stay connected with his or her business contacts and share and collaborate, and consequently provides value to both professionals and enterprises. Users in a professional context typically seek to make their professional information readily and publicly available, discoverable both to people they know and those they do not know, including colleagues, business contacts, recruiters, referrals, prospects and others who may be sources of professional opportunity and advantage.

The Way People Work is Fundamentally Changing

Globalization, changing market demands, macroeconomic conditions and technological innovation are forcing professionals, enterprises and professional organizations to change the way they work. Professionals need to be more effective, make faster and better informed decisions and perform at increasingly higher levels. To succeed, professionals need tools and applications that enable them to leverage their professional network and improve access to important information. As the concept of one employer for life has become increasingly rare, professionals need to be constantly preparing for, and aware of, new opportunities. In this context, professionals are increasingly acting as individual entrepreneurs and the CEOs of their own careers.

Enterprises and professional organizations need to constantly evolve their business models and strategies to address new growth opportunities and respond to rapidly changing business environments. To succeed, enterprises and professional organizations must effectively attract the best talent, optimize their human capital by educating, incentivizing and retaining their workforce by providing them with the right tools, teams and knowledge to be more successful and productive. Increased employee mobility has further challenged enterprises’ ability to retain their intellectual capital and more effectively utilize and unlock the full capabilities of their human capital.

The Talent Economy

We believe success in the global economy is increasingly driven by talent and the leveraging of professional connections. Success is no longer just about the information a professional knows but also about whom the professional knows and the information these contacts possess. We refer to this dynamic as the talent economy. The talent economy is being driven by the increasingly global, networked and digital nature of our society and the fundamental changes this is creating in the way we work.

Our Opportunity

We believe we are transforming the way people work by connecting talent with opportunity at massive scale. According to research prepared for us by International Planning & Research, or IPR, a research and consulting services firm, the 2010 worldwide professional population was approximately 640 million and the worldwide labor force was approximately 3.3 billion. IPR defines professionals using the International Standard Classification of Occupations (ISCO-88) and includes the major group classifications professionals, legislators, senior officials, managers, technicians and associate professionals. According to International Data Corporation, the worldwide market for staffing and talent acquisition services for 2010 totaled $85 billion, and the worldwide market for Internet advertising for 2010 totaled $69 billion. We believe that the immediately addressable market for our hiring solutions is approximately $27.3 billion and that our marketing solutions can currently serve advertisers spending approximately $25.4 billion, a significant portion of which we believe is business-to-business advertising. Over time, we expect that our marketing solutions efforts will continue to broaden as consumer-focused advertisers are able to further leverage our products for professional consumers. Our goal is to provide a global platform capable of mapping every professional’s experience, skills and other relevant professional data to his or her professional graph, including connections with colleagues and business contacts.

Traditionally, professionals distributed detailed and up-to-date information about themselves in the narrow context of an active job search. Professionals have also historically maintained information about their professional connections in a static physical or electronic address book that must be manually updated. Consequently, the process of maintaining a professional network was cumbersome and time-consuming and the value of one’s professional network only grew one update or connection at a time. A professional was often unaware of how his or her contacts were connected to others. Through our dynamic and global user-generated database, we are fundamentally transforming the process of maintaining each member’s professional network and increasing the value of that network.

We provide the following key benefits to our members:

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Ability to Manage Their Professional Identity. Through online professional profiles that members create, manage and control, we are reshaping how members present their professional identity. Our members share, at their own discretion, information about themselves in their profiles, and this data is available, accessible and searchable online. The accuracy of our members’ public profile information combined with our search engine optimization technology often enables their professional profiles to appear at or near the top of search engine results, increasing the awareness of our members’ professional identities.

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Enhanced Ability to Build and Engage with Their Professional Network. We enable members to build their professional networks by linking their professional profiles with those of others to whom they are directly and indirectly connected, creating an ever-expanding professional graph. In this manner, members use our platform to engage with other members whom they trust and value and reach people who are not known to them but who are known and trusted by others within their professional network. Through access to rich, up-to-date profile and professional graph data, members can make better use of their existing and new connections.

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Access to Knowledge, Insights and Opportunities. We believe we are a trusted source for comprehensive and rich, real-time news, opinions and other professional intelligence. Our proprietary platform provides solutions that enable our members to search and access insights and opportunities generated by our community of professionals, enterprises and professional organizations. The information and opportunities presented to each member are personalized based on his or her profile and professional graph, thereby providing our members with compelling and relevant information designed to make them more productive and successful.

In addition, enterprises and professional organizations also utilize our solutions to receive numerous benefits, such as attracting new talent and more fully understanding, retaining and engaging with their employees and other professionals. For example, our platform can be used to enhance the productivity of an enterprise’s or professional organization’s talent by providing solutions such as groups, search, network update streams and company profiles for advanced collaboration and communication.

We provide the following key benefits to enterprises and professional organizations:

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Matching Talent with Opportunity. With the world’s largest online professional network, we provide enterprises and professional organizations the ability to connect with the global professional talent pool at scale. Our extensive hiring solutions allow enterprises and professional organizations to leverage the insights from our platform to source and develop a pipeline of active and passive talent, including the ability to automate talent matching, post jobs, engage and educate candidates, streamline applications and validate information. We believe our solutions are both more cost-effective and more efficient than traditional recruiting approaches, such as hiring third-party search firms, to identify and screen candidates. Our online searches are designed to quickly provide up-to-date, accurate and relevant results to empower users to identify and to connect to talent based on broad or on highly specific qualifications, skills and other key criteria. In addition to external talent, our solutions also allow enterprises and professional organizations to identify internal candidates for career advancement and skill expansion opportunities within their organizations.

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Efficient Marketing Channel. Through our marketing solutions, enterprises and professional organizations are able to create, promote and control their corporate identity and enhance their brand awareness. Our marketing solutions, including our self-service platform, allow enterprises and professional organizations to pursue business-to-business marketing, prosumer marketing and marketing to mass consumers. Marketers use our solutions to create an online brand and corporate identity, disseminate trade publications and collateral, engage in highly targeted marketing campaigns and gain rich customer insights, all at scale and on a cost-effective basis, which is particularly attractive to small- and medium-sized enterprises and professional organizations that have limited resources. Our proprietary platform is designed to leverage viral actions, social media, trusted recommendations and our rich user-generated data to efficiently connect members, enterprises and professional organizations to relevant products and services.

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Targeted Advertising. Our member base constitutes one of the most influential, affluent and highly educated audiences on the web. According to The Nielsen Company @Plan data released in December 2010, U.S. visitors to our website represent more decision makers, have higher average household incomes and are comprised of more college or post graduates than U.S. visitors of many leading business websites. Our marketing solutions provide advertisers with the ability to target specific and relevant audiences based on our members’ profile information, including title, function, company name, company size, industry and geography. In addition, our detailed advertising campaign reports provide advertisers with insights to further maximize the return on their advertising budget.

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Increase Employee Productivity. We serve as the central hub of a professional’s online network and a platform for enterprises and professional organizations to share knowledge and professional insights with their employees and thereby increase their productivity. For example, employees who are members are able to join groups for sharing information, articles, links, conversations and opinions. In addition, sales professionals who are members are able to accelerate their sales processes by accessing information to identify leads and decision-makers, request introductions to other members through a common connection and thereby increase their efficiency and potentially eliminate cold calls altogether.

Our Competitive Strengths

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity:

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Exclusive Focus on Professionals. As a result of our exclusive focus on professionals, we have built the world’s largest professional network on the Internet with over 100 million members. We have developed a strong brand as a trusted database for profile information and provider of applications and tools for professionals to more effectively present their professional identity online, build and engage with their professional network more efficiently, and access insights to be more productive and successful.

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Large and Growing Global Member Base. Our member base continues to grow rapidly, adding approximately one new member every second, primarily through “word-of-mouth” and the network effects of our platform. While it took us nearly 500 days to reach our first one million members, during the second half of 2010, on average, we added more than a million new members every 10 days. In March 2011, on average, we added more than a million new members every week. Between 2008 and 2010, our member base increased at a 76% compounded annual growth rate. As of March 31, 2011, over 50% of our members were from outside of the United States. As of January 2011, our member base included executives from all of the companies in the 2010 Fortune 500.

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Business Model with Powerful Network Effects. The size and growth of our member base, the number of enterprises and professional organizations that use our platform, and the amount of rich and accurate information generated by our members increase the value we deliver to all participants in our network. A larger member base provides more opportunities to form professional connections for members, as well as increased opportunities to identify and attract talent for enterprises and professional organizations. At the same time, an increasing number of enterprises and professional organizations accessing our network enhances the relevance for members who stand to benefit from professional insights and opportunities. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage.

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Robust and Trusted Source of Relevant Professional Data. Our proprietary platform processes, filters and indexes a vast and growing amount of user-generated content, including updates to members’ professional profiles, connections, activities and recommendations. The more data our members choose to share, the more value they receive from the network. As a result, members are more willing to share accurate and detailed information about themselves. We use the information that flows through our platform to provide more relevant searches and information to enhance productivity. Since our formation, we have provided easy-to-use controls that enable our members to select what they would like to share with whom, and we believe we have been clear and consistent on how we use this information to the benefit of members, enterprises and professional organizations.

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Large Customer Base. Thousands of enterprises and professional organizations use our hiring solutions and marketing solutions. In 2010, our hiring solutions were used by nearly 3,900 companies. As of March 31, 2011, our hiring solutions were used by nearly 4,800 companies, including 73 of the Fortune 100. Our customers also include many small- and medium-sized businesses using our platform to leverage their limited recruiting resources. In 2010, our marketing solutions were used by more than 33,000 customers. This broad customer base provides us with not only diversification but also market validation for additional new customers.

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Proprietary Technology Platform. Our proprietary software applications and technologies enable us to perform large scale real-time data and computational analyses that support our solutions. We categorize and query large sets of structured and unstructured data to personalize relevant information. For example, one of our key personalized recommendation features typically involves the processing of over 75 terabytes per day, nearly two billion people searches were performed on our website in 2010, and approximately 940 million people searches were performed on our website during the first quarter of 2011.

Our Key Metrics

Our number of registered members, the number of unique visitors to our website and the number of page views on our website have continued to grow over time, which we believe is primarily attributable to the network effects of our business model, the strength of our brand and the value of our solutions. For a description of how we calculate each of our key metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.” The chart below highlights the growth in each of these areas since 2008:

(1)	The number of registered members is higher than the number of actual members due to various factors. For more information, see “Risk Factors—The number of our registered members is higher than the number of actual members, and a substantial majority of our page views are generated by a minority of our members.”
(2)	Worldwide data provided by comScore. Beginning in August 2009, comScore, a leading provider of digital marketing intelligence changed the method by which it counts traffic, which makes prior data not meaningful for period over period comparison purposes.

Our Strategy

Our mission is to connect the world’s professionals to make them more productive and successful. The key elements of our strategy are:

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Foster Viral Member Growth. With over 100 million members, we will continue to pursue initiatives that promote the viral growth of our member base. These initiatives include registration optimization, enhanced search engine optimization, seamless integration with other applications and enhancements to our communications capabilities. Viral growth is a critical element in our mission to connect the world’s professionals.

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Serve as the Professional Profile of Record. By maintaining the trust we have developed with our members and through continued improvements, such as enhancing our profile tools and search engine optimization, we seek to be the professional profile for every professional worldwide. Using our platform, any member can find, connect with and learn about other professionals.

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Be the Essential Source of Professional Insights. As the amount of information being shared across the Internet continues to rapidly increase, we seek to be the essential source for relevant shared professional knowledge and data. Our platform enables members to easily contribute and share information at their discretion. We are uniquely positioned to continue to create more value from this information by providing relevant and timely business and career intelligence, insights and recommendations to our members, enabling them to be more productive and successful.

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Work Wherever Our Members Work. We believe the value proposition of our network is most powerful when it is accessible wherever and whenever our members work. As a result, we plan to continue to grow our developer community by making our products and services available via open application programming interfaces, or APIs, and embeddable widgets to enable access to our solutions anywhere professionals work. In addition, we will continue to make our platform accessible on a large number of mobile and other Internet-connected devices to ensure members have constant access to our network.

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Increase Monetization While Creating Value for Our Members. We intend to leverage our unique business model to further monetize our platform while adding value to members, enterprises and professional organizations on a global basis. For example, by providing our members with better tools to share their professional skills and insights, our hiring solutions can more efficiently and effectively identify specific active and passive candidates for a particular opportunity resulting in benefits for both members and customers. A core part of our strategy is making our solutions more relevant for our members and customers by significantly investing in targeting capabilities and analytics.

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Expand Our International Presence. We have seen significant growth in our international member base and have established operations in Australia, Canada, France, India, Ireland, the Netherlands and the United Kingdom. We intend to expand our sales, technical and support operations in additional international locations and expand our international member base by making our platform available in more languages and further developing our brand across various international geographies.

Our Solutions

Our solutions are designed to make professionals more productive and successful and to connect talent with opportunity at massive scale. To date our focus has been to develop products that enable our members to create, manage and share their professional identities online, build and engage with their professional networks, access shared knowledge and business insights, and find business opportunities.

Our principal free and monetized solutions are described below:

Free Solutions

Ability to Manage Professional Identity	Enhanced Ability to Build and Engage with Professional Networks	Access to Knowledge, Insights and Opportunities	Ubiquitous Access
Profile Public Profile Profile Stats	LinkedIn Connections Invitations Search Introductions People You May Know Addressbook Importer	Network Updates Groups LinkedIn Today* Signal* Company Profiles Career Explorer* Polls Events InApps Answers Personalization Platform	Mobile APIs Widgets

Monetized Solutions

Hiring Solutions	Marketing Solutions	Premium Subscriptions

LinkedIn Corporate Solutions/Recruiter

LinkedIn Referral Engine*

LinkedIn Recruitment Media

LinkedIn Career Pages

LinkedIn Jobs

Talent Basic, Talent Finder,

Talent Pro

Job Seeker Basic, Job Seeker,

Job Seeker Plus

	LinkedIn Ads Display Ads Custom Groups Sponsorships Whitepapers Recommendation Ads	Business Business Plus Executive InMail Profile Organizer

*	beta product

Free Solutions

Most of our member solutions are available at no cost and are designed to provide compelling professional benefits.

Ability to Manage Professional Identity

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Profile. Our core offering provides every member an online professional profile. A member’s profile is accessible to all members on our network and includes user-generated information including current job title and employer, education, career history, domain expertise, accomplishments, skills and additional professional information such as honors, awards, association memberships, patents, publications, certifications and languages spoken. Members populate their own profile information, enabling them to ensure their professional identity is accurate, current and under their control.

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Public Profile. Whereas a profile is only accessible by members, a public profile is available to anyone with an Internet connection. Members choose what information is available to the broader public and retrievable by search engines such as Google, Bing and Yahoo!. Given the richness and reliability of the professional information provided by our members on their public profiles, these profiles often show up at or near the top of search engine results.

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Profile Stats. Profile Stats provide real-time analytics to help members better manage their professional profile including information on who’s viewed their profile, top search keywords used to reach their profile, and other details and trends on the demographics of the audience that has viewed their profile. Additional features of this product are available for members with premium subscriptions.

Enhanced Ability to Build and Engage with Professional Networks

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LinkedIn Connections. Once two members are connected, their profile information is shared and, subject to privacy settings, each member has access to the other member’s list of connections for further networking. Connections across the network are classified to three degrees: first degree connections are members who agree to connect, second degree connections are members who share one or more mutual connections, and third degree connections are related via two connections. Members can retrieve the contact information of their first degree connections and browse their second and third degree connections in order to find additional opportunities to network and connect.

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Invitations. Members can expand their networks by sending invitations. Any non-member accepting an invitation simultaneously becomes a LinkedIn member, connected to the sender, after completing the registration process. During the year ended December 31, 2010, our members sent over one billion invitations.

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Search. Our proprietary search technology allows users to conduct real-time, multilingual searches of our rich dataset in a completely personalized manner, as a member’s profile and network affect relevance and ranking of results. Our search covers:

–	People. Faceted, structured search across more than 100 million member profiles.

–	Job Postings. Faceted, structured search across all of the available jobs listed on our network.

–	Companies. Faceted, structured search of over one million enterprises and professional organizations.

–	Groups. Search all professional groups on our network. As of December 31, 2010, we had over two million groups.

–	Network Updates. Search our network’s shared content updates.

–	Answers. Search all professional questions and answers posted on our network.

–	Inbox Messages. Search inbox messages.

–	Addressbook. Detailed, structured search across all of the connections a member has on LinkedIn.

We also provide other products to help our members develop their professional networks including: Introductions, which allows one member to request an introduction to another member through a mutual connection; People You May Know, which recommends members whom you may already know and with whom you may want to create a first degree connection; and Addressbook Importer, which allows members to quickly and easily import contact information from their existing digital address books to LinkedIn.

Access to Knowledge, Insights and Opportunities

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Network Updates. Network Updates provide a real-time stream of data from professionals and professional sources, personalized for each member. The streams allow each member to control and select data by relevancy and remain up-to-date on what is happening in their professional world.

•	Groups. Groups provide a forum for our members to discuss topics of interest and meet and interact with other professionals who share those interests and have opinions and domain expertise in specific areas. Group members are able to discuss, share, comment and make their group memberships part of their profiles.

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LinkedIn Today (beta). LinkedIn Today enables our members to be better informed on the job every day by showing them relevant news that has been collected and organized by the members in their networks and fellow professionals in their industries.

•	Signal (beta). Signal is search tool that enables a member to do a real-time search on any news or updates shared by the members in their network.

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Company Profiles. Company Profiles provide members with a holistic view of a company. By aggregating data across the members employed at a particular company, we can show which members have recently joined a company, recently changed their title at a company or recently left a company. Members can also see who they know at a particular company. Companies can add information to their profiles including information about products and services they provide and information about careers at the company and can insert feeds to be displayed on the company profile. Members can follow companies and automatically receive recent updates and recommend products and services.

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Career Explorer (beta). Career Explorer is a beta product that is available within the United States. Using data on the career progressions of our existing member base on an anonymized, aggregated basis, this product enables students to dynamically explore different career trajectories, identify people in their network who can help them find out more information about a career path, companies that are hiring along a career path and identify current job postings along that career path.

We also provide other products to help our members access knowledge, insights and opportunities including: Polls, which provides a simple platform for professionals to create structured questions and share them broadly; Events, which allows members to share with their connections the events they are sponsoring or attending; InApps, which allows third parties to build and deploy new features as part of our members’ online experience; Answers, which allows members to ask questions and receive answers on any professional topic; and Personalization Platform, which has a number of analytically driven customized products, such as Jobs You May Be Interested In, Groups You May Like, Companies To Follow, People Who Viewed This Profile Also Viewed and People Who Viewed This Job Also Viewed.

Ubiquitous Access

Because professionals constantly require access to critical information, our platform is accessible online anytime and anywhere, including on mobile devices.

•	LinkedIn Mobile. LinkedIn mobile applications are provided across a range of platforms and languages, including the Android, Blackberry, iPad, iPhone and Palm mobile devices.

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Robust set of APIs. We believe that every modern business application is more useful and productive if it is personalized according to a professional’s profile and his or her network of connections. In 2009, we launched a public website that allows any developer to agree to a standard set of guidelines and terms and then integrate our content and services into their applications leveraging standards-based technology. These applications can be hosted on third-party websites or deployed on our platform.

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Widgets. We provide a set of simple, embeddable widgets for standard features to allow any web developer to include rich content from our network into their website or application without complex programming. We currently provide the following widgets:

–	Profile Widget. Displays the public profile of a given member.

–	Company Insider. Displays information about whom the member knows at a particular company.

–	Sharing. Displays a simple button to help members easily share content with their network.

–	Recommendation. Displays a simple button to help members easily recommend a product or service offered by a company to their network.

Monetized Solutions

In addition to our free solutions, we also charge for certain solutions that provide members, enterprises and professional organizations with enhanced functionality and additional benefits.

Hiring Solutions

Our hiring solutions include LinkedIn Corporate Solutions, LinkedIn Jobs and Subscriptions. Our solutions aim to be the most effective way for enterprises and professional organizations to efficiently identify and acquire the right talent for their needs.

LinkedIn Corporate Solutions. LinkedIn Corporate Solutions include the following five products:

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LinkedIn Recruiter. Our flagship hiring solution enables enterprises and professional organizations to find, contact and hire highly qualified active and passive candidates. We believe that a substantial majority of our members are passive in that they are not actively looking to change jobs. Recruiter provides premium functionality including:

–	Advanced Searches. Ability to search and view every profile on our network, giving most recruiters access to tens of millions more profiles than they would have available with our free offering. Advanced searches can be conducted using keywords found anywhere in a member’s profile, such as schools attended and languages spoken, or by data derived from profiles, such as years of experience.

–	Project Management. As enterprises and professional organizations find relevant profiles, they are able to organize them into project folders, add notes, and add reminders for follow-up.

–	InMail. Enterprises and professional organizations can send messages directly to candidates to tell them more about their organization or the specific opportunity, subject to the member’s discretion.

–	Collaboration. Recruiters in the same enterprise or professional organization can see which profiles their colleagues have viewed, saved, or annotated.

•	Job Slots. A Job Slot entitles an enterprise or professional organization to post a job. The job that is posted can be changed, updated or modified at any time over the life of the contract.

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LinkedIn Referral Engine (beta). Referral Engine enables enterprises and professional organizations to leverage the networks of their employees to find qualified candidates for open positions. For each job posting, Referral Engine automatically looks across the connections of the organization’s employees to find candidates qualified for that position. Referral Engine then presents matches to the organization’s employees, enabling them to make referrals they think are appropriate in just a few clicks.

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LinkedIn Recruitment Media. Enterprises and professional organizations can target career-related messaging to qualified candidates. We provide promotional material in the form of advertisements, videos, or emails to specific audiences defined by enterprises and professional organizations based on professional profile data.

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LinkedIn Career Pages. Enterprises and professional organizations are able to customize the career section of Company Profiles and content on Career Pages to allow potential candidates to learn more about what it is like to work at the enterprise or professional organization, whom to contact if they are interested in a position and what relevant opportunities are available.

LinkedIn Jobs. Enterprises and professional organizations of all sizes are able to advertise job opportunities on our network. Jobs includes:

•	Self-service Posting. During 2010, we averaged over 25,000 weekly job postings.

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TalentMatch. Candidate recommendations are presented to a job poster. Once a job is posted, TalentMatch evaluates the characteristics of the job and automatically finds the most relevant member profiles. TalentMatch customers can view these recommendations and directly message relevant candidates.

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Jobs You May Be Interested In (JYMBII). We use profile data to display relevant job postings to members even if they are not conducting a job search. Job recommendations are displayed on a member’s homepage and can also be displayed on other websites.

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Work With Us. Enterprises and professional organizations can elect to display the JYMBII module as an add-on to each of their employee’s profiles, allowing them to leverage their employee base to attract relevant candidates.

Subscriptions

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Talent Basic, Talent Finder and Talent Pro. The Talent family of products enables recruiters and hiring managers to find, contact and manage potential candidates, leveraging Premium Search Filters, InMail, Profile Organizer and other premium features.

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Job Seeker Basic, Job Seeker and Job Seeker Plus. The Job Seeker family of products enables members to stand out to recruiters and hiring managers via the Job Seeker badge, which is visible on their profile and in search results, Featured Applicant status in the applicant list for jobs they apply to, and InMail.

Marketing Solutions

The goal of our marketing solutions is to enable marketers and advertisers to reach and engage with the most relevant audience and connect them to relevant products and services.

LinkedIn Ads. Our self-service platform enables advertisers to build and target their advertisement to our members based on information in their profile. LinkedIn Ads includes the following features:

–	Targeting. Ads are targeted to specific members based on their profile information. Targetable attributes include the member’s title, function, employer, industry and geography.

–	Daily Campaign Budgets. A maximum daily budget can be set for advertisements.

–	Campaign Management. Advertisers can set up and manage multiple campaigns as well as multiple ad units per campaign.

–	Reporting. Advertisers can continuously monitor clicks, impressions, click-through rates, average cost-per-click and total budget spent by ad.

LinkedIn Ads for Enterprise. These marketing solutions target larger advertisers which receive dedicated account management and have access to additional marketing solutions:

–	Display Ads. Advertisers can use the same targeting engine used for LinkedIn Ads to serve ads in a variety of sizes and formats, including rich media.

–	Custom Groups. Advertisers can set-up a Group around a topic, company or product and customize content in key modules of the group. Polls, videos, feeds, and news can be included in these custom modules.

–	Sponsorships. Marketers can sponsor specific areas of our website, including Answers, Polls, Events and a variety of applications built by third parties on our platform.

–	Whitepapers. Marketers can target whitepapers using the same targeting engine used for LinkedIn Ads. The download pages for whitepapers have pre-filled fields with members’ profile data, reducing friction and maximizing leads for a marketer.

–	Recommendation Ads. These ad units include the number of members and the profile pictures of members who have recommended a company’s product or service. Members can share or recommend the product or service directly from the ad unit.

Premium Subscriptions

Our premium subscription services target small- and medium-sized enterprises and professional organizations, individual members and business groups in larger enterprises. Our Business, Business Plus and Executive subscription packages are designed for general professionals to manage their professional identity, grow their business and connect with talent. These subscriptions bundles are sold at different price points. Key features found in the subscription bundles include:

•	Profile Organizer. A productivity suite allowing members to save and categorize profiles and add notes.

•	InMail. A message that can be sent directly to a member to whom the sender is not connected.

•	Premium Search Filters. Advanced filters for narrowing a search based on derived data.

•	Saved Searches. Members can save a search and be notified when profiles that fit their criteria are found.

•	3rd Degree Name Visibility. Expands network visibility of the searcher by exposing full names for 3rd degree members.

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Profile Stats Pro. Members see more information about who is viewing their profile, the keywords used by others members to arrive at their profile, and the number of times they have shown up in search results.

We also offer subscriptions to InMail and Profile Organizer on a standalone basis.

Sales, Marketing and Customer Support

Depending on the specific product, we sell our hiring and marketing solutions offline through our field sales organization or online on our website. We sell our premium subscriptions online on our website. Our field sales organization uses a direct sales force to solicit customers, agencies, and resellers. In the United States, our field sales organization is located in Chicago, New York and the San Francisco Bay Area. Outside of the United States, we have additional field sales offices in Australia, Canada, France, India, Ireland, the Netherlands and the United Kingdom.

For our hiring solutions, we divide our field sales organization between account executives who are responsible for new business and relationship managers who focus on renewing and selling additional seats and solutions to existing customers. Some of our hiring solutions products, such as Talent Finder and Job Seeker, are sold online on our website.

For our marketing solutions, our field sales organization focuses on advertising agencies, large brand advertisers and performance advertisers that want to target professionals on our website. We also sell our marketing solutions to online advertisers that use our automated online self-service system to establish accounts, create ads, target members, and launch and manage their advertising campaigns.

To date, our member base has grown virally based on members inviting other members to join our network. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing costs. We use the quality of our own products and solutions as our most effective marketing tool, and word-of-mouth momentum continues to drive member awareness and trust worldwide.

We believe that customer support is critical to retaining and expanding both our member base and customers. Our global customer operations group responds to both business and technical inquiries from individual members and enterprises and professional organizations relating to their accounts and how to use our features and products. Self-service support is available through our website and customers can also contact us via e-mail. We have specific premium support teams dedicated to premium subscribers, online advertisers, and our hiring solutions customers.

Customers

In 2010, our marketing solutions were used by more than 33,000 customers, and our hiring solutions were used by nearly 3,900 companies. No individual customer represented more than 5% of our net revenue in 2008, 2009 or 2010.

Technology Infrastructure

Our technology platform is designed to create an engaging professional networking experience for our members and is built to enable future growth at scale. We employ technological innovations whenever possible to increase efficiency and scale our business.

Our products rely upon and leverage the massive amounts of data in our network. This rich dataset has grown exponentially, requiring scalable computing resources. We will continue to invest in building proprietary and using open sourced technologies around our data, search and solutions.

Our key technology platforms are described below:

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Professional Graph. Our fully distributed system is comprised of a graph engine where nodes can represent individuals, companies, schools and other entities and edges can be a connection, a “follow,” or an employee at a given company. The professional graph holds an individual’s real-time network and enables a variety of complex calls like establishing the degree by which two nodes are connected (e.g., 2nd degree vs. 3rd degree).

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Search. Our proprietary search technology combines structured and free-form content to allow users to search across numerous parameters. Our search is powered by our rich dataset based on facets and key words and is fundamentally personalized as all search requests use a member’s network to affect relevance and ranking. Our search is real time, distributed and multilingual and serves the needs of both members and enterprises and professional organizations.

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Customized Content, Matching, Targeting and Recommendations. We have developed a proprietary intelligence and recommendation engine for extracting professional insights by utilizing our rich dataset. This engine enables us to provide our users with customized content and recommendations. For example, based on a member’s profile, their 2nd and 3rd degree connections, their viewing and clicking history, and a host of other criteria, our algorithms can provide intelligence and recommendations around Talent Match, People You May Know, Groups You May Like, Jobs You May Be Interested In or Companies You May Be Interested In. Our targeting and recommendation technologies continue beyond just a member’s profile by providing intelligence around similar profile views and similar job views.

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Ad Targeting Platform. We use a combination of traditional and proprietary ad targeting and delivery technologies. The combination is optimized to work with our respective partners to provide the optimal user experience. Our proprietary systems leverage our feature extraction, information retrieval, and matching systems to provide the most relevant ads.

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Open Sourced Technologies. We deploy aspects of our technology into the open source community to help increase the speed at which the technology can mature. The combination of open source and proprietary technologies used in our platforms increases the speed at which we can deploy our products at scale. For example, Hadoop is an open source project used to batch compute data for different features on our website based on our members’ data and traffic patterns. Hadoop enables us to scale our calculations on an expanding set of data and to do these calculations more frequently.

Operations

We have developed our website and related infrastructure with the goal of maximizing the availability of our platform to our members, enterprises and professional organizations. Our website and related infrastructure are hosted on a network located in multiple, third-party facilities. Our material data center facilities are provided by Equinix Operating Co., Inc. pursuant to a master service agreement with Equinix dated February 2008. Under this agreement, Equinix provides us with data center space in various locations.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. Our registered trademarks in the United States include “LinkedIn” and the “in” design mark, as well as others, and as of March 31, 2011, we had licenses to two issued U.S. patents related to online networking, which expire in 2017 and 2027, and 20 patent applications on file in the United States and internationally.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and solutions are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the Internet, social media technology and other industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

We face significant competition in all aspects of our business. Specifically, we compete for members, enterprises and professional organizations; the bases upon which we compete differ among these areas as discussed below.

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Members—Professional Networks. The market for online professional networks is new and rapidly evolving. Other companies such as Facebook, Google, Microsoft and Twitter could develop competing solutions or partner with third parties to offer such products. We face competition from a number of smaller companies in international markets, such as Xing in Germany and Viadeo in France, that provide online professional networking solutions, as well as Internet companies in the customer relationship management market, such as Salesforce.com (Chatter and Jigsaw). Because membership on our website is available at no cost, we don’t compete for members on the basis of price. Instead, we compete primarily on the basis of the value and relevance of the products for professionals, ease of use and availability of our website and our products and solutions, and the total number of professional members and relevant data available.

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Enterprises and Professional Organizations—Recruiting. With respect to our hiring solutions, we compete with established online recruiting companies such as Monster+HotJobs and CareerBuilder, talent management companies, such as Taleo, and traditional recruiting firms. In this area, we compete primarily on the basis of the efficiency and usefulness of our solutions for enterprises and professional organizations, which are influenced by the number and engagement of our members.

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Enterprises and Professional Organizations—Advertising and Marketing. With respect to our marketing solutions, we compete with online and offline outlets that generate revenue from advertisers and marketers. In this area, we compete to attract and retain advertisers by giving them access to the most relevant and targeted audiences for their products or services.

Other companies that provide content for professionals could develop more compelling offerings that compete with our premium subscriptions and adversely impact our ability to sell and renew subscriptions to our members. Additionally, companies that currently focus primarily on social networking could expand into professional networking or users of social networks could choose to use, or increase the use of, those networks for professional networking.

We believe that we have competitive strengths that position us favorably in our markets. However, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on professional networking and could directly compete with us. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of social networking technologies for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal, state, and foreign laws regarding privacy and protection of member data. We post on our website our privacy policy and user agreement, which describe our practices concerning the use, transmission and disclosure of member data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the Internet is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our members’ privacy and data could result in a loss of member confidence in our services and ultimately in a loss of members and customers, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Our Values and Company Culture

Our values and unique company culture serve as the foundation to our success. Our values are the principles by which we manage our day-to-day business and facilitate decision-making. Our core values are:

•	Our Members Come First. We encourage employees to know and understand our members and to ensure that we foster the long-term vitality of the LinkedIn ecosystem.

•	Relationships Matter. By fostering trust with colleagues and partners, we all succeed. We fundamentally believe that doing what is right is more important than being right.

•	Be Open, Honest and Constructive. We expect our employees to communicate with clarity and provide feedback with consistency in a constructive way.

•	Demand Excellence. Our employees are encouraged to lead by example, seek to solve big challenges, set measureable and actionable goals, and continuously learn, iterate and improve.

•	Take Intelligent Risks. Taking intelligent risks has been paramount in building the company to date. No matter how large the company becomes we strive to never lose our startup mentality.

•	Act Like an Owner. Talent is our most important asset. We expect employees to act as an owner in each decision they make, no matter how big or small.

Our company culture reflects who we are and the company we aspire to be. Our culture is shaped in large part by our values and is best defined by:

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Transformation. People who work at LinkedIn are here because they seek to make a positive and lasting impact on the world, help realize the full potential of LinkedIn and fundamentally alter the trajectory of their careers.

•	Integrity. We don’t believe the ends justify the means. Rather, we expect employees to do the right thing no matter what.

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Collaboration. Much like the network effects inherent in our business model, we believe that as valuable as we are as individuals, we are all exponentially more valuable when aligned and working together.

•	Humor. Fulfilling our mission and vision requires an intense focus, so we believe it is important to not take ourselves too seriously and try to have some fun while doing it.

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Results. We set clear, actionable goals and have high expectations for our performance. We count on our employees to consistently deliver excellent results, seek leverage through greater efficiency and effectiveness, and demonstrate leadership at all levels throughout the organization.

We believe we have assembled an extremely talented group of employees and strive to hire the best employees to solve very significant challenges. As of March 31, 2011, we had 1,288 employees, consisting of 619 in engineering, product development and customer operations, 493 in sales and marketing, and 176 in general and administrative.

While we encourage collaboration, we also embrace individual thinking and creativity. For example, one of our key approaches to attracting and retaining technical talent and fostering continued innovation is through our company-sponsored “InDays” and “hackdays” where our employees are encouraged to take the time to explore and implement new ideas. Participants then present their ideas in front of the whole company with prizes awarded for the best ideas. Some of our significant new products have been developed as a result of inDays and hackdays.

Facilities

We lease approximately 198,000 square feet of space in our headquarters in Mountain View, California under leases that expire in 2014 and 2015. We also lease additional sales and marketing and customer support offices in Chicago, New York, Omaha, San Francisco and Santa Monica. We lease our international headquarters office in Dublin, Ireland and lease additional sales and marketing offices in Australia, Canada, France, India, the Netherlands and the United Kingdom. We also operate data centers in the United States pursuant to various lease agreements.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 1, 2011:

Name	Age	Position
Jeffrey Weiner	41	Chief Executive Officer and Director
Steven Sordello	41	Senior Vice President and Chief Financial Officer
Michael Gamson	36	Senior Vice President, Global Sales
David Henke	54	Senior Vice President, Operations and Engineering
Dipchand “Deep” Nishar	42	Senior Vice President, Products and User Experience
Erika Rottenberg	48	Vice President, General Counsel and Secretary
A. George “Skip” Battle (1)(2)(3)	67	Director
Reid Hoffman	43	Chair of the Board of Directors
Leslie Kilgore (1)(2)(3)	45	Director
Stanley J. Meresman (1)(2)(3)	64	Director
Michael J. Moritz	56	Director
David Sze	45	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the governance and nominating committee

Executive Officers

Jeffrey Weiner has served as our Chief Executive Officer since June 2009 and as a member of our board of directors since July 2009. Mr. Weiner served as our interim President from December 2008 to June 2009. Prior to LinkedIn, Mr. Weiner was an Executive in Residence at Greylock Partners and Accel Partners, both venture capital firms, from September 2008 to June 2009, where he focused on advising the leadership teams of the firms’ consumer technology portfolio companies and worked closely with the partners to evaluate new investment opportunities. Previously, Mr. Weiner held several key leadership roles at Yahoo! Inc., one of the world’s largest digital media companies, from May 2001 to June 2008, including most recently as an Executive Vice President where he was responsible for many of the company’s consumer-facing and industry-leading products. In addition to LinkedIn, Mr. Weiner serves on the board of directors for DonorsChoose.org and Malaria No More. He holds a B.S. in Economics from The Wharton School at the University of Pennsylvania. Mr. Weiner was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive background in the Internet industry.

Steven Sordello has served as our Senior Vice President and Chief Financial Officer since January 2011 and served as our Chief Financial Officer from July 2007 to January 2011. Prior to LinkedIn, Mr. Sordello served as Chief Financial Officer of two Nasdaq publicly traded companies. He was Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders, from August 2006 to July 2007, where he was part of the management team that helped lead TiVo to its first quarter of profitability. Prior to TiVo, Mr. Sordello served in several roles, including as Chief Financial Officer at Ask Jeeves, Inc., an Internet search engine company, from May 1999 to October 2005 when it was acquired by IAC/Interactive Corporation. At Ask Jeeves, he was part of the management team that lead the company through a transition from unprofitable to a high-growth, high-margin company. Mr. Sordello has also worked in senior finance roles at Adobe Systems Incorporated, a leading software company, and Syntex Corporation, a pharmaceuticals company (acquired by Roche Pharmaceuticals). He holds an M.B.A. and a B.S. in Business from Santa Clara University.

Michael Gamson has served as our Senior Vice President, Global Sales since January 2011. Prior to that, Mr. Gamson was our Vice President of Sales for our Hiring Solutions business from June 2008 to January 2011, and our General Manager of LinkedIn Research Network from September 2007 to June 2008. Prior to LinkedIn, Mr. Gamson served in several roles, including most recently as Director of Product Marketing from April 2004 to August 2007, at Advent Software, Inc., a provider of enterprise software for investment managers, from January 1999 until August 2007. Mr. Gamson holds a B.A. in Comparative Religions and Fine Arts from Amherst College.

David Henke has served as our Senior Vice President, Operations and Engineering since January 2011, and served as our Vice President, Operations and Engineering from November 2009 to January 2011. Prior to LinkedIn, Mr. Henke was Senior Vice President, Engineering at Yahoo! Inc., from July 2005 to June 2009, responsible for Engineering/Operations at Yahoo! Search Marketing and the Production Operations Infrastructure for the entire company. Prior to Yahoo!, Mr. Henke ran Engineering/Operations for AltaVista Company, an Internet search engine company, from 1998 to 2002. Prior to AltaVista, he served in development and management roles for Silicon Graphics, Inc., a manufacturer of high-performance computing solutions, from 1990 to 1998. He holds a B.A. in Mathematics from the University of California, Santa Barbara.

Dipchand “Deep” Nishar has served as our Senior Vice President, Products and User Experience since January 2011, and served as our Vice President, Products from January 2009 until January 2011. Prior to LinkedIn, Mr. Nishar served in several roles, including most recently as the Senior Director of Products for the Asia-Pacific region, at Google Inc., an internet search company, from August 2003 to January 2009. He was also the Founder and Vice President of Products at Patkai Networks, a service oriented architecture software company. Mr. Nishar holds an M.B.A. with highest honors (Baker Scholar) from Harvard Business School, a M.SEE from University of Illinois, Urbana-Champaign, and a B.Tech with honors from the Indian Institute of Technology.

Erika Rottenberg has served as our Vice President, General Counsel and Secretary since July 2008. Prior to LinkedIn, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent development enterprise software company, from March 2004 to July 2008, and served as a consultant to SumTotal through December 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company. Ms. Rottenberg began her legal career with the Silicon Valley-based law firm of Cooley LLP. Ms. Rottenberg also serves on the board of directors of Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Board of Directors

A. George “Skip” Battle has served on our board of directors since February 2010 and was appointed as our lead independent director in December 2010. During the last five years, Mr. Battle has been serving on the boards of directors of various public and private companies. From January 2004 to July 2005, Mr. Battle served as Executive Chairman of Ask Jeeves, Inc., and from December 2000 to January 2004 he served as Chief Executive Officer of Ask Jeeves. From December 1995 to January 2006, Mr. Battle served as a member of the board of directors for PeopleSoft, Inc., an enterprise software company, and from August 1996 to June 2002 he served as a member of the board of directors for Barra, Inc., a software company. From 1968 until his retirement in 1995, Mr. Battle served in management roles at Arthur Andersen LLP and then Andersen Consulting LLP (now Accenture), where he became worldwide managing partner of market development and a member of the firm’s executive committee. Mr. Battle is currently the chairman of the board of directors for Fair Isaac Corporation, an analytic products company, and is also a member of the board of directors for Netflix, Inc., an online video rental company, Expedia, Inc., an online travel reservations provider, OpenTable, Inc., an online network connecting reservation-taking restaurants and people who dine at those restaurants, Advent Software, Inc., a software and consulting company, and the Masters Select family of mutual funds. He holds an M.B.A. from the Stanford Graduate School of Business and a B.A. in Economics from Dartmouth College. Mr. Battle was selected to serve on our board of directors due to his extensive background in public accounting and auditing, as well as his experience in the Internet industry. Mr. Battle qualifies as an “audit committee financial expert” under Securities and Exchange Commission, or the SEC, guidelines. In addition, his current service on other public company boards of directors provides us with important perspectives on corporate governance matters.

Reid Hoffman is one of our co-founders and has served on our board of directors since March 2003 and was appointed as the Chair of our board of directors in December 2010. He has also been a Partner at Greylock Partners, a venture capital firm, since November 2009. Previously, he served as our Chief Executive Officer from March 2003 to February 2007 and from December 2008 to June 2009. Mr. Hoffman also served as our President, Products from February 2007 to December 2008, and as our Executive Chair from June 2009 to November 2009. Prior to LinkedIn, Mr. Hoffman was executive vice president of PayPal Inc., an online payment company, from January 2000 to October 2002. Mr. Hoffman serves on the board of directors for SixApart Ltd., Kiva.org, Zynga Game Network Inc. and Mozilla Corporation. Mr. Hoffman holds a M.A. in Philosophy from Oxford University and a B.S. in Symbolic Systems from Stanford University. Mr. Hoffman was selected to serve on our board of directors due to the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience with technology companies.

Leslie Kilgore has served on our board of directors since March 2010. Ms. Kilgore has served as the Chief Marketing Officer (formerly Vice President of Marketing) of Netflix, Inc. since March 2000. From February 1999 to March 2000, Ms. Kilgore served as Director of Marketing for Amazon.com, Inc., an Internet retailer. Ms. Kilgore served as a Brand Manager for The Procter & Gamble Company, a manufacturer and marketer of consumer products, from August 1992 to February 1999. Ms. Kilgore holds an M.B.A. from the Stanford Graduate School of Business and a B.S. from The Wharton School at the University of Pennsylvania. Ms. Kilgore was selected to serve on our board of directors due to her extensive experience in marketing and consumer products industry.

Stanley J. Meresman has served on our board of directors since October 2010. During the last five years, Mr. Meresman has been serving on the boards of directors of various public and private companies, including service as chair of the audit committee for some of these companies. Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a private equity firm, from January 2004 through December 2004 and was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor and board member and advisor to several technology companies. From May 1989 to May 1997, Mr. Meresman was the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc. Prior to Silicon Graphics, he was Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor. He serves as a director of Meru Networks, Inc. and Riverbed Technology, Inc. Mr. Meresman holds an M.B.A. from the Stanford Graduate School of Business and a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley. Mr. Meresman was selected to serve as a director on our board of directors due to his background as chair of the audit committee of other public companies and his financial and accounting expertise from his prior extensive experience as chief financial officer of two publicly traded corporations. Mr. Meresman qualifies as an “audit committee financial expert” under SEC guidelines. In addition, his current service on other public company boards of directors provides us with important perspectives on corporate governance matters. Mr. Meresman has served both as chair of the audit committee and chief financial officer of several public companies.

Michael J. Moritz has served on our board of directors since January 2011. Mr. Moritz has been a Managing Member of Sequoia Capital, a venture capital firm, since 1986. He currently serves as a director for Green Dot Corporation, a provider of general purpose reloadable pre-paid debit cards, Kayak Software Corporation, an online provider of travel information, and GameFly, Inc., an online video game rental service company. Mr. Moritz previously served as a director of a variety of companies, including Flextronics Ltd., Google Inc., PayPal, Inc., Yahoo! Inc. and Zappos.com, Inc. Mr. Moritz holds an M.A. in Modern History from Christ Church, Oxford. Mr. Moritz was selected to serve as a director on our board of directors due to his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of Internet and technology companies and service on the boards of directors of a range of public and private companies.

David Sze has served on our board of directors since September 2004. Mr. Sze is a Partner at Greylock Partners, which he joined in 2000. Prior to Greylock Partners, Mr. Sze was Senior Vice President of Product Strategy at Excite and then Excite@Home. As an early employee at Excite, Mr. Sze also held roles as General Manager of Excite.com and Vice President of Content and Programming for the Excite Network. Prior to Excite, he was in product marketing and development at Electronic Arts, Inc. and Crystal Dynamics, respectively. He started his career in management consulting for Marakon Associates and The Boston Consulting Group. Mr. Sze holds an M.B.A. from the Stanford Graduate School of Business and a B.A. from Yale University. Mr. Sze was selected to serve as a director on our board of directors due to his extensive background with Internet and technology companies.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Classified Board

Upon completion of this offering, our board of directors will consist of seven members. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Ms. Kilgore and Mr. Weiner, and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Battle and Moritz, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors will be Messrs. Hoffman, Meresman and Sze, and their terms will expire at the annual general meeting of stockholders to be held in 2014.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the New York Stock Exchange, or the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Battle, Meresman, Moritz and Sze and Ms. Kilgore, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the audit committee assists the board of directors in oversight of the independent auditors’ qualifications, independence and performance; is responsible for the engagement, retention and compensation of the independent auditors; reviews the scope of the annual audit; reviews and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements including the disclosures in our annual and quarterly reports filed with the SEC; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; approves audit and permissible non-audit services provided by our independent auditor; and reviews and approves related party transactions under Item 404 of Regulation S-K. In addition, our audit committee will oversee our internal audit function when it is established.

The current members of our audit committee are Mr. Meresman, who is the chair of the committee, Mr. Battle and Ms. Kilgore. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Messrs. Meresman and Battle are audit committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the rules and regulations of the NYSE. All of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee

Our compensation committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. In addition, among other things, our compensation committee annually evaluates, in consultation with the board of directors, the performance of our CEO, reviews and approves corporate goals and objectives relevant to compensation of our CEO and other executives and evaluates the performance of these executives in light of those goals and objectives. Our compensation committee also adopts and administers our equity compensation plans. The current members of our compensation committee are Ms. Kilgore, who is the chair of the committee, Mr. Battle and Mr. Meresman. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC and the NYSE, and Section 162(m) of the Internal Revenue Code, or the Code.

Governance and Nominating Committee

Our governance and nominating committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our board of directors, identification,

evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, our governance and nominating committee oversees our corporate governance guidelines, approves our committee charters, oversees compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by the audit committee and oversees the board self-evaluation process. Our governance and nominating committee is also responsible for making recommendations regarding non-employee director compensation to the full board of directors. The current members of our governance and nominating committee are Mr. Battle, who is the chair of the committee, Ms. Kilgore and Mr. Meresman. All of the members of our governance and nominating committee are independent under the rules and regulations of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We plan to adopt a code of business conduct and ethics that will apply to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. The code of business conduct and ethics will be available on our website. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors. During 2010, three independent directors joined our board of directors. As compensation for their services, they each received a stock option grant as set forth below.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2010.

Name	Date of Grant	Number of Shares Underlying Option		Exercise Price ($)	Vesting Start Date (1)	Option Awards($) (2)	Total ($)
A. George “Skip” Battle	2/24/2010	75,000	(3)	4.80	2/23/2010	220,065	220,065
Reid Hoffman	—	—		—	—	—	—
Leslie Kilgore	6/17/2010	60,000	(4)	6.20	3/29/2010	199,650	199,650
Mark Kvamme (5)	—	—		—	—	—	—
Stanley Meresman	11/3/2010	75,000	(6)	8.97	10/12/2010	357,713	357,713
David Sze	—	—		—	—	—	—

(1)	25% of the shares subject to these options vest on the first anniversary of the vesting commencement date and 1/48th of the shares subject to these options vest on each monthly anniversary of the vesting commencement date thereafter until all shares are vested. These options are subject to full acceleration in the event of the closing of an acquisition or other change of control in which the director is not a member of the board of directors of the surviving entity as of the closing or within 12 months of such closing, other than pursuant to a voluntary resignation. Options shown in the table above are early exercisable, and to the extent such options are early exercised and are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(2)	The amounts included in the “Option Awards” column represent the aggregate grant date fair value of option awards calculated in accordance with authoritative accounting guidance on stock compensation. The valuation assumptions used in determining such amounts are described in the notes to our consolidated financial statements included in this prospectus.
(3)	This option was early exercised by Mr. Battle in full in February 2010. All shares issued pursuant to this option remain subject to a right of repurchase held by us.
(4)	This option was early exercised by Ms. Kilgore in full in June 2010. All shares issued pursuant to this option remain subject to a right of repurchase held by us.
(5)	Mr. Kvamme was a director from November 2003 to January 2011.
(6)	This option was early exercised by Mr. Meresman in full in November 2010, and 37,500 shares of our common stock were issued to each of the Meresman Family Trust and the Cassie H. Meresman Trust. All shares issued pursuant to this option remain subject to a right of repurchase held by us.

In April 2011, our board of directors approved stock option grants to purchase 20,000 shares of our common stock with a per share exercise price of $22.59 to each of Messrs. Battle and Meresman and Ms. Kilgore in connection with their service on each of the committees of our board of directors. These options will vest in full on April 7, 2012, subject to the respective director’s continued service to us through such vesting date. Messrs. Battle and Meresman and Ms. Kilgore have early exercised these options in full, and all shares issued pursuant to these options remain subject to a right of repurchase held by us, which right of repurchase terminates on April 7, 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation provided to our “named executive officers” for 2010 is set forth in detail in the 2010 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in 2010 for each of our named executive officers.

Our named executive officers for 2010, which consist of those executive officers who appear in the 2010 Summary Compensation Table, were:

•	Jeffrey Weiner, our Chief Executive Officer (our “CEO”);

•	Steven Sordello, our Senior Vice President and Chief Financial Officer;

•	David Henke, our Senior Vice President, Operations and Engineering;

•	Dipchand “Deep” Nishar, our Senior Vice President, Products and User Experience; and

•	Erika Rottenberg, our Vice President, General Counsel and Secretary.

In January 2011, Michael Gamson, our Senior Vice President, Global Sales, was designated as an executive officer for securities law reporting purposes. However, in accordance with SEC regulations, because he was not an executive officer as of the end of the most recent fiscal year for which compensation information is being presented, he is not a named executive officer for 2010.

We formed our compensation committee in December 2010, and it held its first meeting in January 2011. For 2011, our compensation committee will be responsible for executive compensation, including establishing our executive compensation philosophy and programs, and determining specific executive compensation, including cash and equity. Unless otherwise stated, the discussion and analysis below is in large measure based on decisions by the full board of directors. Because our compensation committee was recently formed, they have only recently begun to discuss our overall executive compensation philosophy. Therefore, the philosophy of how we will compensate our executive officers in the future may not be the same as how they have been compensated previously. We expect that our compensation committee will continue to review, evaluate and modify the executive compensation framework as a result of our becoming a publicly traded company after this offering. Our compensation program following this offering may, over time, vary significantly from our historical practices.

Executive Compensation Philosophy, Objective and Design

Philosophy. We operate in a new and rapidly evolving market. To succeed in this environment, we must continually refine our business model, foster the viral growth of our member base, increase the level of engagement of our members with our tools and applications, develop and update new and existing products and solutions, and expand our international operations. To achieve these objectives, we need a highly talented team of engineering, products, sales, marketing, general and administrative professionals. We also expect our team to possess and demonstrate strong leadership and management capabilities.

We believe that to attract, retain and motivate high-performing employees, including our named executive officers, we must continue to foster our unique company culture, which serves as the basis on which we hire, evaluate and reward the performance of our employees.

Our values and unique company culture serve as the foundation to our success. Our values are the principles by which we manage our day-to-day business and facilitate decision-making. Our core values are:

•	Our Members Come First. We encourage employees to know and understand our members and to ensure that we foster the long-term vitality of the LinkedIn ecosystem.

•	Relationships Matter. By fostering trust with colleagues and partners, we all succeed. We fundamentally believe that doing what is right is more important than being right.

•	Be Open, Honest and Constructive. We expect our employees to communicate with clarity and provide feedback with consistency in a constructive way.

•	Demand Excellence. Our employees are encouraged to lead by example, seek to solve big challenges, set measureable and actionable goals, and continuously learn, iterate and improve.

•	Take Intelligent Risks. Taking intelligent risks has been paramount in building the company to date. No matter how large we become we strive to never lose our startup mentality.

•	Act Like an Owner. Talent is our most important asset. We expect our employees to act as an owner in each decision they make, no matter how big or small.

Our company culture reflects who we are and the company we aspire to be. Our culture is shaped in large part by our values and is best defined by:

•

Transformation. People who work at LinkedIn are here because they seek to make a positive and lasting impact on the world, help realize the full potential of LinkedIn and fundamentally alter the trajectory of their careers.

•	Integrity. We don’t believe the ends justify the means. Rather, we expect employees to do the right thing no matter what.

•

Collaboration. Much like the network effects inherent in our business model, we believe that as valuable as we are as individuals, we are all exponentially more valuable when aligned and working together.

•	Humor. Fulfilling our mission and vision requires an intense focus, so we believe it is important to not take ourselves too seriously and try to have some fun while doing it.

•

Results. We set clear, actionable goals and have high expectations for our performance. We count on our employees to consistently deliver excellent results, seek leverage through greater efficiency and effectiveness, and demonstrate leadership throughout the organization.

Objective. The objective of our executive compensation program is to recruit, incentivize and retain an executive team that can help us achieve both the short- and long-term objectives of the company.

Design. As a privately held company, executive compensation was heavily weighted towards equity, which was awarded in the form of stock options. Our board of directors determined that this form of compensation focused our executives on driving achievement of our strategic and financial goals, including growth in our member base and engagement. Our board of directors also believes that making equity awards a key component of executive compensation aligned the executive team with the long-term interests of our stockholders. To maintain a competitive compensation program, we also offer cash compensation in the form of (i) base salaries to reward individual contributions and compensate our employees for their day-to-day responsibilities, and (ii) annual bonuses to drive excellence and leadership and incentivize achievement of our shorter-term objectives.

As we transition from being a privately held company to a publicly traded company, we will evaluate our philosophy and compensation programs as circumstances require, and at a minimum, we will review executive compensation annually. As part of this review process, we expect to apply our values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive, that we are meeting our retention objectives and the cost to us if we were required to find a replacement for a key employee.

Compensation-Setting Process

For 2010, our board of directors was responsible for overseeing our executive compensation program, including determining and approving the ongoing compensation arrangements for our executive officers. Our

CEO attends meetings of our board, except with respect to discussions involving his own compensation. Typically, except with respect to his own compensation, our CEO makes recommendations to our board of directors regarding compensation matters for each named executive officer, including with respect to each key element of compensation (i.e., equity awards, base salary and annual bonus).

In December 2009, our management engaged Compensia, a national compensation consulting firm, to provide executive compensation advisory services for 2010, including the following:

•	an assessment of our executives’ base salaries, cash bonuses, and equity compensation levels and plan structures for 2010;

•	a review of market and “best” practice with respect to executive severance/change-of-control arrangements;

•	assistance with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;

•	a review of considerations and market practices related to short-term cash incentive plans; and

•	a review of board of director compensation market practices among late-stage pre-IPO and recently public high-technology companies.

In determining executive compensation for 2010, our board of directors reviewed and considered various market data presented by Compensia, as well as our overall financial plan. We did not engage in any benchmarking or targeting of any specific levels of pay. Instead, market data was used primarily as a reference point and one factor among others.

Our compensation committee has retained Compensia to provide executive compensation advisory services for 2011.

Executive Compensation Program Components

Equity Compensation

As a privately held company, we have used stock options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach aligns our executive team’s contributions with our long-term interests and allows our executive team to participate in any future appreciation in the company’s stock. We believe that option grants also serve as an effective retention tool due to vesting requirements that are based on continued service with us and help create an ownership culture. Our option grants typically include an early exercise feature that allows the holder of the option to exercise and receive unvested shares of our Class B common stock, generally in an attempt to have gains on the shares be taxed at long-term capital gain rates rather than ordinary income rates. Several of our executive officers hold unvested shares as a result of early exercising their option grants. In granting options, we customarily considered, among other things, the executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, an evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities, and market conditions.

In 2010, our board of directors did not grant any equity awards to our executive officers. In making this determination, our board of directors, with the assistance of Compensia, reviewed our equity award granting practices and the equity award holdings of our named executive officers and concurred with our management’s recommendation that the then-current equity award holdings of our executive officers, taking into consideration the unvested portion and the value of such awards, appropriately met our retention and incentive goals, and that no additional awards were necessary.

No equity award grants have been made to our 2010 named executive officers in 2011 as of the date of this prospectus.

Other than the limited trading that has occurred on alternative online markets, there has been no public market for shares of our common stock. While we have not yet adopted a formal policy regarding the timing of stock option and other equity grants as a public company, it has been our practice, which we expect to continue, that stock option grants have been granted with an exercise price not less than the fair value of the underlying stock on the date of grant. We also expect that the policy we plan to adopt will provide that our compensation committee will not grant equity awards in anticipation of the release of material nonpublic information. We intend to adopt a formal policy regarding the timing of stock option grants and other equity awards.

Base Salary

In determining base salaries for 2010, our board of directors considered the overall compensation package of our executive officers and, in particular, the fact that we have assigned greater emphasis on providing compensation in the form of option grants in order to motivate our executive team and foster long-term growth for the benefit of our stockholders. Based on external data provided by our compensation consultant as described above and our greater emphasis on option grants, no adjustments were made to the base salaries of any of our executive officers in 2010 as compared to the prior year.

In April 2011, our compensation committee reviewed executive salaries, including the salaries of our named executive officers, and approved base salaries of $480,000, $300,000, $300,000, $300,000 and $275,000 for Messrs. Weiner, Sordello, Henke and Nishar and Ms. Rottenberg, respectively.

Cash Bonuses

In April 2010, our board of directors approved an executive bonus plan for 2010 for our executives, including our named executive officers, in order to reward the performance of our executives in achieving our financial and operational measures, including our member growth and engagement. Under the bonus plan, our board of directors established a target bonus amount (expressed as a percentage of base salary) for each of our executives that would become payable upon the achievement of our corporate performance metrics and individual performance. Given our greater emphasis on providing option grants as the key component of our executive compensation, our board of directors did not adjust the target bonus amounts for our executive officers in 2010 from prior years. Accordingly, our CEO’s target bonus amount remained at 60% of his base salary, and each other executive’s target bonus amount remained at 30% of his or her respective base salary.

As discussed below, in determining actual bonuses for 2010, the compensation committee decided to increase the actual bonuses of the CEO and the named executive officers who, in January 2011, were designated as senior vice presidents, in recognition of their greater span of control, scope of responsibility, and ability to impact the achievement of our corporate goals. Notwithstanding this, we believe that our primary form of compensation to motivate and retain our executives has been, and will continue to be, their equity awards because it gives them the ability to share in the upside of our business if it is successful and that success is ultimately reflected in a higher valuation for the company. We expect equity compensation to be a primary compensation tool that we will utilize to incentivize our named executive officers in 2011 and beyond because equity aligns stockholder interests with the interests of our named executive officers by motivating them to work to increase the value of the company and toward the long-term sustainability of a higher stock price. Nonetheless, as previously noted, we expect our compensation committee to conduct a full review of our named executive officers’ compensation, including their respective equity awards and cash compensation.

The bonus plan pool for 2010 was funded by achievement of corporate performance metrics, with pro-rata payout for achievement of metrics between 50 and 150%. Based on our 2010 results, the bonus plan pool was funded at 140.7%, as more fully described below. Under the 2010 bonus plan, 50% of each executive’s bonus was based on the achievement of corporate performance metrics and 50% of the bonus target was based on individual performance as determined by our CEO, and in the case of our CEO, our compensation committee.

Corporate Performance Metrics. For 2010, our board of directors established the following five corporate performance measures, which are further described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” beginning on page 44:

•	registered members;

•	unique visitors;

•	page views;

•	revenue; and

•	adjusted EBITDA margin.

The operational measures (registered members, unique users and page views) are based on member growth and engagement, which our board of directors believes is key to our long-term success. In addition, our financial measures (revenue and adjusted EBITDA margin) are important indicators of our ability to monetize our solutions and achieve profitability. Each of the corporate performance metrics was given equal weight based on our belief that each was critical to achieving our strategic goals for 2010.

At the time the corporate performance metrics were set, our board of directors believed that the corporate performance metrics were challenging and aggressive. For example, we would have had to exceed our historical annual revenue, and, at the target level, we would have had to achieve an exceptional year-over-year increase in our annual revenue. Our board of directors believed that the achievement of the corporate performance metrics at the target levels would require excellent leadership, effective leveraging of our competencies, and a clear focus on driving and achieving results throughout the year.

Individual Performance Measures. We operate in a new and rapidly evolving market, which requires strong leadership and management capabilities. Necessarily, we expect a high level of performance from each of our executive officers in carrying out their respective responsibilities to achieve results effectively. As a result, each executive officer is evaluated based on his or her overall performance, including demonstration of our values, as guided by our culture as described above. Our CEO evaluates each executive officer’s individual performance (other than his own performance, which, for purposes of determining 2010 bonus, was evaluated in early 2011 by our compensation committee, with input from our board of directors) and, for purposes of determining 2010 bonus, makes his recommendation to our compensation committee.

2010 Bonus Determinations. In early 2011, our compensation committee reviewed our performance against the corporate performance metrics and determined that we overachieved with respect to all five performance metrics, yielding an aggregate of 140.7% achievement as detailed in the table below. This percentage was used to establish the size of the cash bonus pool available to the vice presidents and above and was also applied to each named executive officer’s target bonus.

Corporate Plan	Plan Weight	Performance Tiers			Actual	Final Payout
		(in millions)				.50 – 1.0	1.0 – 1.5	> 1.5	Wgt avg
		Threshold	Target	Stretch
		0.50x	1.00x	1.50x
Revenue	20%	$200	$220	$235	$243.1			150%	30.0%
Members	20%	75	87	93	90.5		129%		25.8%
Unique users	20%	45	49	60	69.0			150%	30.0%
Page views	20%	15,000	17,000	19,000	18,000		124%		24.9%
Adjusted EBITDA	20%	6%	9%	12%	19.7%			150%	30.0%

Corporate Financial Achievement and Executive Bonus Pool Funding									140.7%

As previously noted, 50% of the bonus was based on corporate performance and actual bonuses with respect to this portion of the bonus were determined based on the performance described above. In addition, 50% of the bonus was subject to individual performance, however, that 50% can be increased or decreased based on such individual performance. The CEO presented to the compensation committee his bonus recommendations for each of the named executive officers (other than himself) based on his subjective evaluation of their overall performance for 2010. Specifically, he considered their performance with respect to their demonstration of leadership, leverage and results. For leadership, the CEO considered their ability to inspire others to achieve shared objectives and uphold our culture and values. For leverage, the CEO considered measures of productivity. For results, the CEO considered span of control, scope of responsibility and overall contribution to achievement of corporate goals. The CEO’s recommendations were based on his overall subjective assessment of the individual’s performance and no single factor was determinative in setting bonus levels, nor was the impact of any factor on the bonus quantifiable.

The bonus for a named executive officer with an original annual target bonus of 30% of base salary would have been approximately 42% of the executive’s base salary based on our level of achievement of corporate objectives (that is, 30% multiplied by 140.7% is approximately 42%). The CEO recommended, however, that because the named executive officers held roles that had greater span of control, scope of responsibility, and ability to impact the achievement of our corporate goals, they deserved larger bonuses than their original respective targets (these are the individuals whom, in January 2011, we designated as senior vice presidents).

The compensation committee concurred with the CEO’s bonus recommendations and, in light of our overall performance for 2010, which was very strong, recognized that the named executive officers performed at high levels to achieve these results.

With respect to Mr. Weiner, the compensation committee believed that our outstanding performance was attributable in part to his overall leadership and direction, and that his bonus is a reflection of that performance. Based on our 2010 level of performance Mr. Weiner’s maximum bonus would have been 84% of his base salary (that is, 60% multiplied by 140.7% is approximately 84%). The compensation committee determined that because Mr. Weiner had the greatest span of control, scope of responsibility, and ability to impact the achievement of our corporate goals, he also deserved a larger bonus in light of our overall performance.

Based on the considerations described above, our compensation committee approved the following bonuses to our named executive officers for 2010:

Name	Target Bonus as a Percentage of Base Salary (%)	Actual Bonus Amount ($)	Actual Bonus Amount as a Percentage of Base Salary (%)
Jeffrey Weiner	60	290,194	116
Steven Sordello	30	138,786	58
David Henke	30	107,762	47
Dipchand “Deep” Nishar	30	133,004	58
Erika Rottenberg	30	94,973	42

2011 Bonus Plan. In April 2011, our compensation committee adopted an executive bonus plan for 2011 for our executives, including our named executive officers. Under the bonus plan, our board of directors established a target bonus amount for each of our executives (expressed as a percentage of base salary) that would become payable upon the achievement of corporate performance metrics, including revenue, EBITDA, and the number of registered members, unique visitors and page views, as well as individual performance results.

Retirement and Other Benefits

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other U.S. full-time employees.

Post-Employment Compensation

The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. For a summary of the material terms and conditions of these offer letters, see “—Offer Letter Agreements” below.

In hiring our executive officers, we recognized that it would be necessary to recruit candidates from outside our company with the requisite experience and skills. Accordingly, we sought to develop competitive compensation packages to attract qualified candidates who could fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, balancing both competitive and internal equity considerations.

The offer letters that we extended to our named executive officers also provide for certain protection in the event of their termination of employment under specified circumstances, including following a change in control. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization and also help from a retention standpoint. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company.

For a summary of the material terms and conditions of these severance and change in control arrangements, see “—Potential Payments Upon Termination and Upon Termination Following Change in Control.”

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code limits the amount that we may deduct from our federal income taxes for remuneration paid to our executive officers to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our compensation committee is mindful of the benefit to us of the full deductibility of compensation, our compensation committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our compensation committee has not adopted a policy that requires that all compensation be deductible. Our compensation committee intends to continue to compensate our executive officers in a manner consistent with the best interests of LinkedIn and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting Treatment

Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

2010 Summary Compensation Table

The following table summarizes the compensation that we paid to or earned by our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2010. We refer to these executive officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($) (1)	All Other Compensation ($)		Total ($)
Jeffrey Weiner Chief Executive Officer	2010	250,000	290,194	1,242	(2)	541,436
Steven Sordello Senior Vice President and Chief Financial Officer	2010	240,000	138,786	1,201	(3)	379,987
David Henke Senior Vice President, Operations and Engineering	2010	230,000	107,762	1,826	(4)	339,588
Dipchand “Deep” Nishar Senior Vice President, Products and User Experience	2010	230,000	133,004	1,160	(5)	364,164
Erika Rottenberg Vice President, General Counsel and Secretary	2010	225,000	94,973	1,390	(6)	321,363

(1)	The amounts included in the “Non-Equity Incentive Plan Compensation” column represent the amounts earned and payable under the 2010 Executive Bonus Compensation Plan, which were paid in February 2011.
(2)	Includes short-term disability payments in the amount of $317, long-term disability premiums in the amount of $365 and group term life insurance premiums in the amount of $560.
(3)	Includes short-term disability premiums in the amount of $307, long-term disability premiums in the amount of $358 and group term life insurance premiums in the amount of $536.
(4)	Includes short-term disability premiums in the amount of $298, long-term disability premiums in the amount of $350 and group term life insurance premiums in the amount of $1,178.
(5)	Includes short-term disability premiums in the amount of $298, long-term disability premiums in the amount of $350 and group term life insurance premiums in the amount of $512.
(6)	Includes short-term disability payments in the amount of $293, long-term disability premiums in the amount of $347 and group term life insurance premiums in the amount of $750.

Grants of Plan-Based Awards in 2010

The following table provides information regarding grants of non-equity incentive plan-based awards made during the year ended December 31, 2010, to each of our named executive officers.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($) (1)
Name	Threshold	Target	Maximum
Jeffrey Weiner	75,000	150,000	225,000
Steven Sordello	36,000	72,000	108,000
David Henke	34,500	69,000	103,500
Dipchand “Deep” Nishar	34,500	69,000	103,500
Erika Rottenberg	33,750	67,500	101,250

(1)	Amounts in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our 2010 Executive Bonus Compensation Plan at the time the grants of awards were made. The threshold column assumes the achievement of either of the corporate or individual performance components at the threshold level. The maximum column assumes the maximum achievement for both of the corporate and individual performance components at the maximum level. The target column assumes the maximum achievement for both of the corporate and individual performance components at the target level. The actual amounts paid to our named executive officers are set forth in the “2010 Summary Compensation Table” above and the calculation of the actual amounts paid is discussed more fully in “Executive Compensation—Compensation Discussion and Analysis—Cash Bonuses” above.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2010, the last day of our fiscal year, to each of our named executive officers.

	Option Awards (1)
Name	Date of Grant		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Exercised Options That Have Not Vested(#)	Option Exercise Price Per Share ($)	Option Expiration Date
Jeffrey Weiner	2/24/2009	(2)	3,521,237	—	2.32	2/24/2019
Steven Sordello	8/15/2007	(3)	—	105,502	0.46	8/15/2017
	9/27/2007	(4)	—	22,720	0.60	9/27/2017
	8/25/2009	(5)	—	66,666	2.32	8/25/2019
	8/25/2009	(6)	100,000	—	2.32	8/25/2019
David Henke	11/5/2009	(7)	850,000	—	3.50	11/5/2019
Dipchand “Deep” Nishar	2/24/2009	(8)	456,725	—	2.32	2/24/2019
	11/5/2009	(9)	70,000	—	3.50	11/5/2019
	11/5/2009	(10)	120,000	—	3.50	11/5/2019
Erika Rottenberg	8/28/2008	(11)	—	125,000	2.32	8/28/2018
	8/25/2009	(12)	26,725	6,608	2.32	8/25/2019
	8/25/2009	(13)	75,000	—	2.32	8/25/2019

(1)	Options to purchase shares of our capital stock included in this table are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(2)

1/48th of the total number of shares subject to the option shall vest monthly starting December 15, 2008, subject to Mr. Weiner’s continued service to us on each such vesting date, of which 1,598,982 shares are vested as of December 31, 2010.

(3)

1/4th of the total number of shares issued pursuant to the exercise of the option became vested on July 23, 2008 and the remaining shares subject to the option shall vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sordello’s continued service to us on each such vesting date, of which all shares have been exercised as of December 31, 2010.

(4)

1/4th of the total number of shares issued pursuant to the exercise of the option became vested on January 1, 2009 and the remaining shares subject to the option shall vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sordello’s continued service to us on each such vesting date, of which all shares have been exercised as of December 31, 2010.

(5)

1/4th of the total number of shares subject to the option became vested on August 21, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Sordello’s continued service to us on each such vesting date, of which all shares have been exercised as of December 31, 2010.

(6)

1/24th of the total number of shares subject to the option shall vest monthly starting August 21, 2011, subject to Mr. Sordello’s continued service to us on each such vesting date, of which no shares are vested as of December 31, 2010.

(7)

1/4th of the total number of shares subject to the option became vested on November 4, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Henke’s continued service to us on each such vesting date, of which 230,209 shares are vested as of December 31, 2010.

(8)

1/4th of the total number of shares subject to the option became vested on January 5, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Nishar’s continued service to us on each such vesting date, of which 50,476 shares are vested as of December 31, 2010.

(9)

1/4th of the total number of shares subject to the option became vested on November 5, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Nishar’s continued service to us on each such vesting date, of which 18,958 shares are vested as of December 31, 2010.

(10)

1/12th of the total number of shares subject to the option shall vest monthly starting November 5, 2012, subject to Mr. Nishar’s continued service to us on each such vesting date, of which no shares are vested as of December 31, 2010.

(11)

1/4th of the total number of shares subject to the option became vested on August 1, 2009 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Ms. Rottenberg’s continued service to us on each such vesting date, of which all shares have been exercised as of December 31, 2010. This option was repriced to have an exercise price per share of $2.32 on February 24, 2009 the fair value of our common stock on the date of repricing.

(12)

1/4th of the total number of shares subject to the option became vested on August 21, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Ms. Rottenberg’s continued service to us on each such vesting date, of which 16,666 shares are vested as of December 31, 2010.

(13)

1/12th of the total number of shares subject to the option shall vest monthly starting August 21, 2012, subject to Ms. Rottenberg’s continued service to us on each such vesting date, of which no shares are vested as of December 31, 2010.

Option Exercises and Stock Vested in 2010

The following table shows information regarding options that were exercised by our named executive officers during the year ended December 31, 2010. None of our named executive officers held any stock awards during the year ended December 31, 2010.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Jeffrey Weiner	—	—
Steven Sordello	100,000	118,000	(1)
David Henke	—	—
Dipchand “Deep” Nishar	—	—
Erika Rottenberg	23,275	27,465	(1)

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the aggregate market price of the shares of our common stock on the date of exercise, as calculated by using a per share fair value of $3.50, which is the fair value as determined by our board of directors as of the date of grant, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $2.32.

Pension Benefits

We do not offer any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Offer Letter Agreements

Jeffrey Weiner

We entered into an offer letter agreement with Jeffrey Weiner, our Chief Executive Officer, dated September 9, 2009, as amended in January and May 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Weiner’s current annual base salary is $480,000, and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Weiner’s commencement of employment, he was initially granted an option to purchase 3,844,512 shares of our Class B common stock at an exercise price per share of $2.32, which was equal to the fair value of our Class B common stock on the date this option was granted, as determined by our board of directors. The offer letter agreement provides that, in the event Mr. Weiner is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, he will receive a lump sum payment equal to 12 months’ base salary and his annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and full acceleration of the unvested shares subject to all options granted to Mr. Weiner. The offer letter agreement also provides that if Mr. Weiner is involuntarily terminated either without cause or is constructively terminated, other than in connection with a change in control, Mr. Weiner will be entitled to receive his base salary for six months, reimbursement for payments for continuing health coverage for six months, and continued vesting of the shares under Mr. Weiner’s options for three months following such termination.

Steven Sordello

We entered into an offer letter agreement with Steven Sordello, our Senior Vice President and Chief Financial Officer, dated June 14, 2007, as amended in May 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Sordello’s current annual base salary is $300,000, and he is eligible to receive bonus compensation under our executive bonus compensation plan. In connection with Mr. Sordello’s commencement of employment, he was initially granted an option to purchase 723,436 shares of our Class B common stock at an exercise price per share of $0.4567, which was equal to the fair value of our Class B common stock on the date this option was granted, as determined by our board of directors. The offer letter agreement provides that, in the event Mr. Sordello is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, he will receive a lump sum payment equal to 12 months’ base salary and his annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and full acceleration of the unvested shares subject to all options granted to Mr. Sordello.

David Henke

We entered into an offer letter agreement with David Henke, our Senior Vice President, Operations and Engineering, dated October 28, 2009, as amended in May 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Henke’s current annual base salary is $300,000, and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Henke’s commencement of employment, he was initially granted an option to purchase 850,000 shares of our Class B common stock at an exercise price per share of $3.50, which was equal to the fair value of our Class B common stock on the date this option was granted, as determined by our board of directors. The offer letter agreement provides that, in the event Mr. Henke is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, he will receive a lump sum payment equal to 12 months’ base salary and his annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and acceleration of 50% of the unvested shares subject to all options granted to Mr. Henke.

Dipchand “Deep” Nishar

We entered into an offer letter agreement with Dipchand “Deep” Nishar, our Senior Vice President, Products and User Experience, dated November 17, 2008, as amended in May 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Nishar’s current annual base salary is $300,000, and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Nishar’s commencement of employment, he was initially granted an option to purchase 780,000 shares of our Class B common stock at an exercise price per share of $2.32, which was equal to the fair value of our Class B common stock on the date this option was granted, as determined by our board of directors. The offer letter agreement provides that, in the event Mr. Nishar is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, he will receive a lump sum payment equal to 12 months’ base salary and his annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and acceleration of 50% of the unvested shares subject to all options granted to Mr. Nishar.

Erika Rottenberg

We entered into an offer letter agreement with Erika Rottenberg, our Vice President, General Counsel and Corporate Secretary, dated May 22, 2008, as amended in May 2011. The offer letter agreement has no specific term and constitutes at-will employment. Ms. Rottenberg’s current annual base salary is $275,000, and she is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Ms. Rottenberg’s commencement of employment, she was initially granted an option to purchase 300,000 shares of our Class B common stock at an exercise price per share of $5.56, which was equal to the fair value of our Class B common stock on the date this option was granted, as determined by our board of directors, and the exercise price of this option was repriced to $2.32 per share in February 2009. The offer letter agreement provides that, in the event Ms. Rottenberg is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, she will receive a lump sum payment equal to 12 months’ base salary and her annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and full acceleration of the unvested shares subject to all options granted to Ms. Rottenberg.

Michael Gamson

We entered into a change of control agreement with Michael Gamson, currently our Senior Vice President, Global Sales, in May 2011. The agreement provides that, in the event Mr. Gamson is either involuntarily terminated without cause or is constructively terminated, each within 12 months following a change in control, he will receive a lump sum payment equal to 12 months’ base salary and his annual target bonus for the year of termination (or, if greater, the annual target bonus in effect immediately prior to the change in control), payment for COBRA premiums for continued health coverage for 12 months following such termination, and acceleration of 50% of the unvested shares subject to all options granted to Mr. Gamson.

Potential Payments Upon Termination and Upon Termination Following Change in Control

Potential Payments Upon Termination Apart From a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to Jeffrey Weiner if his employment had been terminated by us without cause or was constructively terminated on December 31, 2010, pursuant to Mr. Weiner’s offer letter agreement described above under “—Offer Letter Agreements.” No other named executive officer was eligible for benefits during 2010 in the event of termination of employment, other than in connection with a change in control.

Name	Salary Continuation	Value of Accelerated Equity Awards (1)	Value of Continued Health Care Coverage Premiums	Total
Jeffrey Weiner (2)	$125,000	$2,917,024	$9,188	$3,051,212

(1)	Amounts indicated in the table are calculated as the difference between the fair value of a share of Class B common stock underlying the option subject to accelerated vesting on December 31, 2010 and the exercise price of the option, multiplied by the number of unvested shares. The fair value of a share of Class B common stock on December 31, 2010 was $14.46. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $7,491,993.
(2)	As of December 31, 2010, 240,282 shares of Class B common stock subject to Mr. Weiner’s option would accelerate if he were terminated without cause or was constructively terminated, which is the number of shares that would have vested in the three month following such termination.

Potential Payments Upon Termination Following a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to our named executive officers pursuant to each of their offer letter agreements described above under “—Offer Letter Agreements” if their employment had been terminated by us without cause or if they experienced a constructive termination, each within 12 months following a change in control consummating on December 31, 2010.

Name	Value of Accelerated Options (1)
Jeffrey Weiner (2)	$23,336,176
Steven Sordello (3)	3,815,253
David Henke (4)	3,396,455
Dipchand “Deep” Nishar (5)	3,403,242
Erika Rottenberg (6)	2,832,663

(1)	Amounts indicated in the table are calculated as the difference between the fair value of a share of Class B common stock underlying the options subject to accelerated vesting on December 31, 2010 and the exercise price of these options, multiplied by the number of unvested shares. The fair value of a share of Class B common stock on December 31, 2010 was $14.46.
(2)	As of December 31, 2010, 1,922,255 shares of Class B common stock subject to Mr. Weiner’s options would accelerate if he were either terminated without cause or constructively terminated, each within 12 months following a change in control, which is 100% of the shares subject to the option granted to Mr. Weiner that were unvested as of December 31, 2010. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $59,935,911.
(3)	As of December 31, 2010, 294,888 shares of Class B common stock subject to Mr. Sordello’s options would accelerate if he were either terminated without cause or constructively terminated, each within 12 months following a change in control, which is 100% of the shares subject to the options granted to Mr. Sordello that were unvested as of December 31, 2010. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $9,430,268.
(4)	As of December 31, 2010, 309,896 shares of Class B common stock subject to Mr. Henke’s options would accelerate if he were either terminated without cause or constructively terminated within 12 months following a change in control, which is 50% of the shares subject to the option granted to Mr. Henke that were unvested as of December 31, 2010. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $9,296,865.
(5)	As of December 31, 2010, 288,646 shares of Class B common stock subject to Mr. Nishar’s options would accelerate if he were either terminated without cause or constructively terminated, each within 12 months following a change in control, which is 50% of the shares subject to the options granted to Mr. Nishar that were unvested as of December 31, 2010. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $8,899,052.
(6)	As of December 31, 2010, 233,333 shares of Class B common stock subject to Ms. Rottenberg’s options would accelerate if she were either terminated without cause or constructively terminated, each within 12 months following a change in control, which is 100% of the shares subject to the options granted to Ms. Rottenberg that were unvested as of December 31, 2010. Assuming the fair value per share was $33.50, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated equity awards would be $7,275,323.

Proprietary Information and Inventions Agreements

Our employees have entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement requires employees, including executive officers, to refrain from disclosing any of our proprietary information and assigns to us all inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2011 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders will approve prior to the completion of this offering, our 2011 Equity Incentive Plan, or our 2011 Plan. We do not expect to utilize our 2011 Plan until after the completion of this offering. Our 2011 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under our 2011 Plan is 2,000,000 shares of our Class A common stock, plus (i) any shares that, as of the effective date of this offering, have been reserved but not issued pursuant to any awards granted under our Amended and Restated 2003 Stock Incentive Plan, or our 2003 Plan, and are not subject to any awards granted thereunder and (ii) any shares subject to stock options or similar awards granted under our 2003 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under our 2003 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to our 2011 Plan pursuant to clauses (i) and (ii) above equal to 31,355,794 shares, as of April 15, 2011. Any such shares under clauses (i) and (ii) above that had covered awards under our 2003 Plan as shares of Class B common stock will, under our 2011 Plan, become issuable instead as Class A common stock on a one-for-one basis.

Shares may be authorized, but unissued, or reacquired common stock. Shares issued pursuant to awards under our 2011 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2011 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under our 2011 Plan.

Plan Administration. Our 2011 Plan will be administered by our compensation committee and/or one or more additional committees. Subject to the provisions of our 2011 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under our 2011 Plan.

Merger or Change in Control. Our 2011 Plan will provide that in the event of a merger or change in control, as defined under our 2011 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will vest fully and become immediately exercisable and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Plan Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate our 2011 Plan provided such action does not impair the existing rights of any participant. Our 2011 Plan will automatically terminate in 2021, unless we terminate it sooner.

2011 Employee Stock Purchase Plan

Our board of directors has adopted, and we expect our stockholders will approve prior to the completion of this offering, our 2011 Employee Stock Purchase Plan, or our ESPP. The maximum aggregate number of shares that may be issued under our ESPP is 3,500,000 shares of our Class A common stock.

Our board of directors, or a committee thereof, administers the ESPP and has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our U.S.-based employees, including our executive officers, are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee: (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (ii) holds rights to purchase stock under our employee stock purchase plan that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our ESPP is intended to qualify under Section 423 of the Code, and generally provides for consecutive six-month offering periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period under the ESPP, which will start on the first trading day on or after the effective date of this offering and will end on the first trading day on or after the date six months later, and the second offering period, which will start on the exercise date of the first offering period and end on the first trading day on or after May 15, 2012. The ESPP administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase Class A common stock through payroll deductions of up to 10% of their eligible compensation, which generally includes a participant’s regular and recurring straight time gross earnings and commissions, but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, and other similar compensation. A participant may purchase a maximum of 825 shares during each offering period.

Participant contributions are used to purchase shares at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, provided that the participants withdraw at least 15 days prior to the end of the offering period, and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change of control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation does not assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set. The ESPP administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will remain in effect until terminated by the ESPP administrator in accordance with the terms of the ESPP. Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason.

Amended and Restated 2003 Stock Incentive Plan

Our board of directors adopted the Amended and Restated 2003 Stock Incentive Plan, or our 2003 Plan, in December 2003, and our stockholders approved our 2003 Plan in September 2004. Our 2003 Plan was amended and restated most recently in April 2011. As of April 15, 2011, an aggregate of 48,814,756 shares of our Class B common stock were reserved for issuance under our 2003 Plan. Our 2003 Plan allows for the grant of ISOs, NSOs and stock purchase rights.

As of April 15, 2011, options to purchase 17,541,695 shares of our Class B common stock at a weighted-average exercise price per share of $7.30 remained outstanding under our 2003 Plan. As of April 15, 2011, options to purchase 11,670,265 shares of our Class B common stock remained available for future issuance pursuant to awards granted under our 2003 Plan.

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer our 2003 Plan and the awards granted under it. Following the completion of this offering, no further awards will be granted under our 2003 Plan, and all outstanding awards will continue to be governed by their existing terms. The plan administrator has the power to modify, extend or assume outstanding options under our 2003 Plan.

In the event of a dissolution or liquidation of our company, or a merger or change in control, then, to the extent permitted by applicable law, the administrator may provide for the continuation, assumption substitution, or cancellation of our 2003 Plan and such outstanding awards, provided that if such awards would be canceled in accordance with the foregoing, the participant shall have the right, exercisable during the later of the 10-day period ending on the fifth day prior to such merger or consolidation or 10 days after the administrator provides the award holder a notice of cancellation, to exercise the vested portion of such awards in whole or in part, or, if provided for by the administrator using its sole discretion in a notice of cancellation, to exercise such awards in whole or in part without regard to any vesting provisions in the award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our 2011 Plan and 2003 Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to 75% of their eligible compensation subject to applicable annual limits set pursuant to the Code. Effective as of January 1, 2011, we match any contributions made by our employees, including executive officers, up to 1.5% of an employee’s total annual compensation (not to exceed 50% of the employee’s maximum deferral amount allowed by the Internal Revenue Service). We intend for the 401(k) plan to qualify, depending on the employee’s election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series D Preferred Stock Transaction

From June 2008 through September 2008, we sold an aggregate of 6,599,987 shares of our Series D preferred stock at a purchase price per share of $11.47, for an aggregate purchase price of $75,701,851. The following table summarizes purchases of our Series D preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with Bessemer Venture Partners (1)	322,741	$3,701,839
Entities affiliated with Sequoia Capital (2)	87,184	$1,000,000
Entities affiliated with Greylock Partners (3)	87,184	$1,000,000

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P.
(2)	Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sequoia Capital XI, Sequoia Capital XI Principals Fund and Sequoia Technology Partners XI. Michael Moritz, a member of our board of directors, is a Partner at Sequoia Capital.
(3)	Affiliates of Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Greylock XI Limited Partnership, Greylock XI Principals LLC and Greylock XI-A Limited Partnership. David Sze, a member of our board of directors, is a Partner at Greylock Partners.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Membership Units Purchase Agreement

On June 13, 2008, we entered into a membership units purchase agreement with Reid Hoffman, a member of our board of directors and our President at the time, to purchase the membership units owned by him in Degrees of Connection LLC, or Degrees LLC, a company that is the sole owner of a patent and certain related technology and intellectual property rights. Mr. Hoffman owned 50% of the membership units of Degrees LLC, and we purchased his entire interest in Degrees LLC for approximately $628,000. The purchase price consisted of (i) $350,000, which the parties agreed was the amount of Mr. Hoffman’s capital contribution to Degrees LLC, (ii) $50,000, which the parties agreed was a good faith estimate of the amount of expenses incurred by Mr. Hoffman in forming Degrees LLC, and (iii) $228,000 in interest on these amounts (using an interest rate of 10%, compounded annually) from September 22, 2003, which was the date when Degrees LLC was formed, through the date of the membership units purchase agreement. The interest rate was determined as part of the overall negotiation of the terms and conditions of the membership units purchase agreement, taking into account a reasonable cost of capital and the desire to have an easily calculable fixed rate. Mark Kvamme and David Sze, both members of our board of directors at the time of the negotiation of the membership units purchase agreement, negotiated the terms of the membership units purchase agreement with Mr. Hoffman on our behalf. The membership units purchase agreement was unanimously approved by our board of directors. The interest rate on these amounts was determined through negotiations with Mr. Hoffman in connection with the execution of the membership units purchase agreement.

We and the other owner of Degrees LLC have a non-exclusive license to the patent owned by Degrees LLC, which we have held since 2003. If, at a future date, (i) we acquire sole ownership of the patent owned by Degrees LLC and (ii) we sell the patent or are acquired by a third party, we must pay Mr. Hoffman an additional amount of cash equal to 80% of the aggregate sales price of the patent or the portion of the sales price of our company attributable to the patent, reduced by the aggregate purchase price of our membership units of Degrees LLC and the amount paid by us to acquire the patent owned by Degrees LLC.

Contingent Repurchase Right Agreement

In June 2008, in connection with our Series D preferred stock financing, we entered into a Series D contingent repurchase right agreement with the holders of our Series D preferred stock, including Sequoia Capital and Greylock Partners, pursuant to which we agreed to repurchase some or all of the shares issued to the holders of our Series D preferred stock in the event that we close a firmly-underwritten public offering of our shares that involves a public offering price of less than a given multiple of the original purchase price per share (net of underwriting discounts and commissions). Upon such a public offering, each holder of our Series D convertible preferred stock has the right, but not the obligation, to cause us to repurchase some or all of their shares at the greater of (a) the price per share offered in the public offering or (b) $11.47 per share, up to the aggregate original purchase price of such shares of Series D preferred stock held by such stockholder, on the terms and conditions as set forth in such agreement. This contingent repurchase right will expire upon the earlier of (i) a public offering that triggers the repurchase right described above, (ii) the first firmly-underwritten public offering of our shares of common stock in which all shares of Series D preferred stock are automatically converted into shares of common stock, pursuant to the terms of our certificate of incorporation, and (iii) the closing of a change in control transaction, as described in the Series D contingent repurchase right agreement. All repurchase rights under this agreement, if any, have been waived with respect to this offering.

Share Repurchase

On July 1, 2008, we repurchased 575,000 shares of our common stock from our former Chief Technology Officer at a price of $5.56 per share. The purchase price per share was the fair value as determined by our board of directors at the time of the repurchase.

Severance Agreement with Former Executive

On December 17, 2008, we entered into a separation and transition agreement with Daniel Nye, our former Chief Executive Officer. His last day of employment with us was February 28, 2009. In consideration for his release of all claims, Mr. Nye received $253,104, which represented payments of his base salary and monthly bonuses through August 2009 and a performance bonus. In addition, Mr. Nye’s shares continued to vest for six months, representing an additional 531,942 shares of common stock.

Loans to Executive Officers

Jeffrey Weiner

We entered into an option exercise and repurchase agreement with Jeffrey Weiner, our Chief Executive Officer, on May 29, 2009. Under this agreement, we loaned Mr. Weiner $749,998 for the purchase price of 323,275 shares of our common stock issued pursuant to the exercise of an option held by Mr. Weiner. This loan bore interest at the rate per annum of 2.05%, compounded annually. As of December 31, 2010, the outstanding principal amount of this loan was $749,998, which was the largest aggregate amount of principal outstanding during the last three fiscal years. The balance of $775,272, including principal and total accrued interest of $25,274, was repaid in full by Mr. Weiner in January 2011.

Steven Sordello

We entered into stock purchase and pledgeholder agreements with Steven Sordello, our Senior Vice President and Chief Financial Officer, on October 18, 2007 and September 10, 2007, and an option exercise and repurchase agreement on January 8, 2010. Under these agreements, we loaned Mr. Sordello $24,335, $164,393 and $232,000, respectively, on such dates, for the purchase price of 40,558, 359,959 and 100,000 shares of our common stock, respectively, issued pursuant to the exercise of options held by Mr. Sordello. These loans bore interest at the rate per annum of 4.35%, 4.79% and 2.45%, respectively, compounded annually. As of December 31, 2010, the outstanding principal amount of these loans was $420,728, which was the largest aggregate amount of principal outstanding during the last three fiscal years. The balance of $456,502, including principal and total accrued interest of $35,774, was repaid in full by Mr. Sordello in January 2011.

Dipchand “Deep” Nishar

We entered into an option exercise and repurchase agreement with Dipchand “Deep” Nishar, our Senior Vice President, Products and User Experience, on May 28, 2009. Under this agreement, we loaned Mr. Nishar $749,998 for the purchase price of 323,275 shares of our common stock issued pursuant to the exercise of options held by Mr. Nishar. This loan bore interest at the rate per annum of 2.05%, compounded annually. As of December 31, 2010, the outstanding principal amount of the loan was $749,998, which was the largest aggregate amount of principal outstanding during the last three fiscal years. The balance of $775,272, including principal and total accrued interest of $25,274, was repaid in full by Mr. Nishar in January 2011.

Erika Rottenberg

We entered into option exercise and repurchase agreements with Erika Rottenberg, our Vice President, General Counsel and Secretary, on May 28, 2009 and January 8, 2010. Under these agreements, we loaned Ms. Rottenberg $696,000 and $53,998, respectively, on such dates, for the purchase price of 300,000 and 23,275 shares of our common stock, respectively, issued pursuant to the exercise of options held by Ms. Rottenberg. These loans bore interest at the rate per annum of 2.05% and 2.45%, respectively, compounded annually. As of December 31, 2010, the aggregate outstanding principal amount of the loans was $749,998, which was the largest aggregate amount of principal outstanding during the last three fiscal years. The balance of $775,153, including principal and total accrued interest of $25,155, was repaid in full by Ms. Rottenberg in January 2011.

Stock Option Repricing

In February 2009, our board of directors approved a common stock option repricing program whereby previously granted and unexercised options held by current employees with exercise prices above $2.32 per share were repriced on a one-for-one basis to $2.32 per share, which represented the per share fair value of our common stock as of the date of the repricing. There were no modifications to the vesting schedules of the previously issued options. As a result, 2,429,750 unexercised options originally granted to purchase common stock at prices ranging from $2.50 to 5.56 per share were repriced under this program. At the time of the repricing, Ms. Rottenberg had an unexercised option to purchase 300,000 shares of our common stock repriced from an exercise price per share of $5.56 to $2.32 in the stock option repricing. At the time of the repricing, Mr. Gamson had an unexercised option to purchase 55,000 shares of our common stock repriced from an exercise price per share of $5.56 to $2.32 in the stock option repricing.

Compensation Arrangements, Stock Option Grants and Indemnification for Executive Officers and Directors

We have entered into offer letter agreements with our named executive officers that, among other things, provide for certain change in control benefits, as well as severance benefits. For a description of these agreements, see “Executive Compensation—Compensation Discussion and Analysis—Offer Letter Agreements.”

We have entered into agreements with our executive officers regarding cash bonuses. For a description of these bonuses, see “Executive Compensation—Compensation Discussion and Analysis” and “Executive Compensation—Grants of Plan-Based Awards in 2010.”

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Executive Compensation—Outstanding Equity Awards at 2010 Fiscal Year-End” and “Management—Non-Employee Director Compensation.”

We have entered into indemnification agreements with each of our current directors, executive officers and certain employees before the completion of this offering. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2008, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

We plan to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of April 15, 2011, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our named executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of April 15, 2011. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class B common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of our Class A common stock and 89,898,871 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding as of April 15, 2011. We have based our calculation of the percentage of beneficial ownership after this offering on 7,840,000 shares of our Class A common stock and 86,658,627 shares of our Class B common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option and the sale of 3,012,196 shares of our Class A common stock by the selling stockholders).

Common stock subject to stock options currently exercisable or exercisable within 60 days of April 15, 2011, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o LinkedIn Corporation, 2029 Stierlin Court, Mountain View, CA 94043.

	Shares Beneficially Owned Prior to this Offering+		Number of Shares Being Offered	Shares Beneficially Owned After this Offering+		% of Total Voting Power After this Offering
Name of Beneficial Owner	Shares	%		Shares	%
5% Stockholders:
Reid Hoffman and Michelle Yee, Trustees of the Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009 (1)	19,066,032	21.2	115,335	18,950,697	20.1	21.7
Entities affiliated with Sequoia Capital (2)	16,840,309	18.7	—	16,840,309	17.8	19.3
Entities affiliated with Greylock Partners (3)	14,047,978	15.6	—	14,047,978	14.9	16.1
Entities affiliated with Bessemer Venture Partners (4)	4,578,253	5.1	—	4,578,253	4.8	5.2

Named Executive Officers and Directors:
Jeffrey Weiner (5)	2,322,726	2.5	115,335	2,207,391	2.3	2.5
Steven Sordello (6)	907,327	1.0	25,000	882,327	*	1.0
David Henke (7)	336,458	*	76,500	259,958	*	*
Dipchand “Deep” Nishar (8)	498,958	*	25,000	473,958	*	*
Erika Rottenberg (9)	323,275	*	30,000	293,275	*	*
A. George “Skip” Battle (10)	95,000	*	—	95,000	*	*
Reid Hoffman (11)	19,066,032	21.2	115,335	18,950,697	20.1	21.7
Leslie Kilgore (12)	80,000	*	—	80,000	*	*
Stanley Meresman (13)	95,000	*	—	95,000	*	*
Michael Moritz (14)	16,840,309	18.7	—	16,840,309	17.8	19.3
David Sze (15)	14,047,978	15.6	—	14,047,978	14.9	16.1
All executive officers and directors as a group (12 persons) (16)	55,263,063	59.5	387,170	54,875,893	56.3	60.7

Certain Other Selling Stockholders:
Bain Capital Venture Integral Investors, LLC (17)	4,359,198	4.8	653,880	3,705,318	3.9	4.2
Eric Ly (18)	1,365,750	1.5	65,750	1,300,000	1.4	1.5
Konstantin Guericke	901,000	1.0	31,000	870,000	*	1.0
Goldman, Sachs & Co. (19)	871,840	*	871,840	—	—	—
Yan Pujante	785,250	*	40,000	745,250	*	*
The McGraw-Hill Companies, Inc. (20)	435,920	*	435,920	—	—	—
Ellen Levy (21)	450,000	*	40,000	410,000	*	*
Patrick Crane (22)	381,226	*	38,122	343,104	*	*
Ian McNish (23)	373,000	*	37,300	335,700	*	*
Agiladevi Ramanathan (24)	363,917	*	37,600	326,317	*	*
Steven Beitzel	290,000	*	29,000	261,000	*	*
Lee Hower	237,627	*	10,000	227,627	*	*
Arvind Rajan (25)	193,854	*	25,000	168,854	*	*
Adam Nash (26)	167,083	*	10,000	157,083	*	*
Steve Cadigan (27)	148,750	*	34,000	114,750	*	*
Sergey Klimov	126,500	*	3,000	123,500	*	*
Mitch Stuart (28)	112,396	*	11,000	101,396	*	*
Ivaylo Mihov (29)	85,938	*	9,500	76,438	*	*
Joe Kraus	78,180	*	15,600	62,580	*	*
SVB Financial Group (30)	70,365	*	70,365	—	—	—
Kelly Perdew (31)	60,000	*	6,000	54,000	*	*
Paul Blanke	46,875	*	2,375	44,500	*	*
Andrew Beebe	31,272	*	3,000	28,272	*	*
Minna King	26,775	*	2,650	24,125	*	*
Patrick Moore	15,000	*	1,500	13,500	*	*
Brad Olcott	13,541	*	1,354	12,187	*	*

All Other Selling Stockholders (32)	867,203	*	139,270	727,933	*	*

+	Options to purchase shares of our capital stock included in this table are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us. Holders of options who are participating in this offering as selling stockholders have waived their right to early exercise.
*	Represents beneficial ownership of less than 1%.
(1)	Reid Hoffman retains sole voting and dispositive power over these shares.
(2)	Consists of (i) 14,775,903 shares held of record by Sequoia Capital XI; (ii) 1,594,240 shares held of record by Sequoia Capital XI Principals Fund; and (iii) 470,166 shares held of record by Sequoia Technology Partners XI. SC XI Management, LLC is the general partner of each of Sequoia Capital XI, Sequoia Capital XI Principals Fund and Sequoia Technology Partners XI (collectively referred to as the “Sequoia Capital Entities”). Michael Moritz, one of our directors, is one of the managing members of SC XI Management, LLC and shares voting and dispositive power over the shares held by the Sequoia Capital Entities. The address for these entities is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.
(3)	Consists of (i) 12,300,499 shares held of record by Greylock XI Limited Partnership; (ii) 1,404,798 shares held of record by Greylock XI Principals LLC; and (iii) 342,681 shares held of record by Greylock XI-A Limited Partnership. Greylock XI GP Limited Partnership is the general partner of each of Greylock XI Limited Partnership and Greylock XI-A Limited Partnership, and Greylock Management Corporation is the managing member of Greylock XI Principals LLC (collectively referred to as the “Greylock Partners Entities”). David Sze, one of our directors, is one of the directors of Greylock Management Corporation and shares voting and dispositive power over the shares held by the Greylock Partners Entities. Reid Hoffman, one of our directors, has no voting or dispositive power with respect to the shares held by the Greylock Partners Entities. The address for these entities is 2550 Sand Hill Road, Menlo Park, CA 94025.
(4)	Consists of (i) 3,382,184 shares held of record by Bessemer Venture Partners VI L.P.; (ii) 1,138,842 shares held of record by Bessemer Venture Partners Co-Investment L.P.; and (iii) 57,227 shares held of record by Bessemer Venture Partners VI Institutional L.P. Deer VI & Co. LLC is the general partner of each of Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (collectively referred to as the “Bessemer Venture Partners Entities”). David J. Cowan, J. Edmund Colloton, Robert M. Stavis, Robin S. Chandra and Robert P. Goodman are the executive managers of Deer VI & Co. LLC and share voting and dispositive power of the shares held by the Bessemer Venture Partners Entities. The address for these entities is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.
(5)	Consists of (i) 323,275 shares; and (ii) 1,999,451 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(6)	Consists of (i) 907,327 shares, of which 98,627 may be repurchased by us at the original exercise price within 60 days of April 15, 2011.
(7)	Consists of 336,458 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(8)	Consists of (i) 228,511 shares held of record by Dipchand V. Nishar and Rashmi D. Nishar, as Trustees of the Nishar Family Trust dated 10/8/08; (ii) 47,382 shares held of record by Mr. Nishar, as Trustee of the Dipchand V. Nishar 2009 Grantor Retained Annuity Trust dated 12/02/2009; (iii) 47,382 shares held of record by Rashmi D. Nishar, as Trustee of the Rashmi D. Nishar 2009 Grantor Retained Annuity Trust dated 12/02/2009; and (iv) 175,683 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(9)	Consists of (i) 323,275 shares, of which 88,900 may be repurchased by us at the original exercise price within 60 days of April 15, 2011.
(10)	Consists of 95,000 shares, of which 71,562 may be repurchased by us at the original exercise price within 60 days of April 15, 2011.

(11)	Consists of 19,066,032 shares held of record by Reid Hoffman and Michelle Yee, Trustees of the Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009, and does not include the shares listed in footnote (3) above, which are held by the Greylock Partners Entities. Reid Hoffman, one of our directors, has no voting or dispositive power with respect to the shares held by the Greylock Partners Entities.
(12)	Consists of 80,000 shares, of which 62,500 may be repurchased by us at the original exercise price within 60 days of April 15, 2011.
(13)	Consists of (i) 57,500 shares held of record by Stanley J. Meresman and Sharon A. Meresman, Trustees of the Meresman Family Trust UDT dated September 13, 1989, all of which may be repurchased by us at the original exercise price as of April 15, 2011; and (ii) 37,500 shares held of record by Frank P. Quattrone and Cassie H. Meresman, Trustees of the Cassie H. Meresman Trust dated June 1, 2007, all of which may be repurchased by us at the original exercise price as of April 15, 2011.
(14)	Consists of the shares listed in footnote (2) above, which are held by the Sequoia Capital Entities. Mr. Moritz, one of our directors, is a Partner at Sequoia Capital and shares voting and dispositive power over the shares held by the Sequoia Capital Entities.
(15)	Consists of the shares listed in footnote (3) above, which are held by the Greylock Partners Entities. Mr. Sze, one of our directors, is a Partner at Greylock Partners and holds shared voting and dispositive power over the shares held by the entities affiliated with the Greylock Partners Entities.
(16)	Consists of (i) 52,326,471 shares beneficially owned by the current directors and executive officers, of which 479,714 may be repurchased by us at the original exercise price within 60 days of April 15, 2011; and (ii) 2,936,592 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(17)	Consists of 4,359,198 shares held of record by Bain Capital Venture Integral Investors, LLC. Michael A. Krupka is the sole managing member of Bain Capital Venture Investors, LLC, which is the administrative member of Bain Capital Venture Integral Investors, LLC, and may also be deemed to share voting and dispositive power over shares held by Bain Capital Venture Integral Investors, LLC. Mr. Krupka disclaims beneficial ownership of shares held by Bain Capital Venture Integral Investors, LLC, except to the extent of his pecuniary interests therein. The address for each of Bain Capital Venture Integral Investors, LLC and Mr. Krupka is 111 Huntington Avenue, Boston, MA 02199.
(18)	Consists of (i) 1,065,750 shares held of record by The Zanderic Trust; and (ii) 300,000 shares held of record by the Zanderic Annuity Trust dated May 5, 2011, pursuant to a transfer from the Zanderic Trust following April 15, 2011. Eric Ly and Zhiyi Yu are the Trustees of The Zanderic Trust and share voting and dispositive power over these shares. Eric Ly is the Trustee of the Zanderic Annuity Trust dated May 5, 2011 and has voting and dispositive power over these shares.
(19)	Consists of 871,840 shares held of record by Goldman, Sachs & Co., pursuant to a transfer from The Goldman Sachs Group, Inc. following April 15, 2011. The Goldman Sachs Group, Inc. is the ultimate parent company of Goldman, Sachs & Co. and is a reporting public company. Goldman, Sachs & Co. is a broker-dealer or an affiliate of a broker-dealer, but has represented to us that it has acquired the shares for investments and, except for the underwriting agreement described herein, has no agreements or understandings, directly or indirectly, with any person to distribute the shares. Goldman, Sachs & Co.’s decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in us) are made by the management and various other professionals within Goldman, Sachs & Co. The address of The Goldman Sachs Group, Inc. is 200 West Street, New York, New York 10282.
(20)	Consists of 435,920 shares held of record by The McGraw-Hill Companies, Inc. The McGraw-Hill Companies, Inc. is a reporting public company. An investment committee comprised of senior professionals at The McGraw-Hill Companies, Inc. is deemed to have voting or dispositive power over these shares. The corporate headquarters of The McGraw-Hill Companies, Inc. is 1221 Avenue of the Americas, New York, NY 10020.

(21)	Consists of (i) 435,200 shares held of record by Ms. Levy, of which 114,390 may be repurchased by us at the original exercise price within 60 days of April 15, 2011; and (ii) 14,800 shares held of record by Laura Jana, as Trustee of the KGEL Children’s Trust.
(22)	Consists of (i) 187,793 shares; and (ii) 193,433 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(23)	Consists of (i) 283,000 shares; and (ii) 90,000 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(24)	Consists of (i) 356,000 shares; and (ii) 7,917 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(25)	Consists of (i) 15,278 shares; and (ii) 178,576 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(26)	Consists of (i) 87,500 shares; and (ii) 79,583 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(27)	Consists of 148,750 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(28)	Consists of (i) 85,000 shares; and (ii) 27,396 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011. These numbers do not reflect the cancellation of options to purchase 2,293 shares upon Mr. Stuart’s termination following April 15, 2011.
(29)	Consists of (i) 80,000 shares; and (ii) 5,938 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(30)	Consists of 70,365 shares held of record by SVB Financial Group. SVB Financial Group is a reporting public company. SVB Financial Group is an affiliate of a broker-dealer. SVB Financial Group has represented to us that it acquired the shares as investments, purchased the shares to be sold in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. SVB Financial Group’s Finance Committee of the Board of Directors (or its designee) has voting and dispositive power over these shares. The address of SVB Financial Group is 3003 Tasman Drive, Santa Clara, CA 95054.
(31)	Consists of 60,000 shares issuable pursuant to stock options exercisable within 60 days of April 15, 2011.
(32)	Represents shares held by 55 selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. Of these selling stockholders, 54 are current or former employees of our company.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for three classes of common stock: Class A common stock, Class B common stock and common stock. No shares of common stock will be issued or outstanding until the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, at which time all outstanding shares of Class A common stock and Class B common stock will automatically convert into shares of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 2,220,000,000 shares, all with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	120,000,000 shares are designated as Class B common stock;

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of April 15, 2011, we had outstanding 89,898,871 shares of Class B common stock, which assumes the conversion of all outstanding shares of common stock and preferred stock into shares of Class B common stock immediately prior to the completion of this offering. As of April 15, 2011, we had outstanding 45,647,201 shares of preferred stock, all of which will be converted into an equivalent number of shares of Class B common stock immediately prior to the completion of this offering. Our outstanding capital stock was held by approximately 560 stockholders of record as of April 15, 2011. As of April 15, 2011, we also had outstanding options to acquire 17,541,695 shares of common stock held by employees, directors and consultants, all of which will become options to acquire an equivalent number of shares of Class B common stock, immediately prior to the completion of this offering.

Class A and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share of Class A common stock and holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock or Class B common stock as a single class in the following circumstances:

•

if we proposed to amend our certificate of incorporation (i) to increase or decrease the par value of the shares of a class of our stock or (ii) to alter or change the powers, preferences or special rights of the shares of a class of our stock so as to affect them adversely;

•	if we propose to treat the shares of a class of our stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

•	if we propose to treat the shares of a class of our stock differently with respect to any subdivision or combination of the shares of a class of our stock; or

•

if we propose to treat the shares of a class of our stock differently in connection with a change of control with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

Under our amended and restated certificate of incorporation, after the completion of this offering, we may not issue any shares of Class B common stock, other than upon exercise of options, warrants, or similar rights to acquire common stock outstanding immediately prior to the completion of the offering and in connection with stock dividends and similar transactions, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock paid or distributed by the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Transactions. Upon (A) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (B) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting stock of the company (or the surviving or acquiring entity), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common Stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Our Class A common stock and Class B common stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 66  2/3% of the outstanding shares of Class B common stock, or (ii) any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

Upon the death of a holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. In the event of the death or permanent mental disability of Reid Hoffman, our founder, shares of Class B common stock held by him or his permitted estate planning entities will convert to Class A common stock, provided that the conversion will be deferred for up to nine months following his death or permanent mental disability so long as exclusive voting control of his shares of Class B common stock is being exercised by a group of voting trustees previously approved by our board of directors.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued. Following the conversion of all outstanding shares of Class A common stock and Class B common stock into a single class of common stock on the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, no further shares of Class A common stock or Class B common stock will be issued.

Preferred Stock

As of April 15, 2011, there were 45,647,201 shares of our preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors’ rights agreement was entered into in November 2003 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus forms a part, with respect to any particular stockholder, at such time that, in the opinion of counsel, that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three month period and such registrable securities represent less than one percent of our outstanding capital stock.

Demand Registration Rights

The holders of an aggregate of 45,036,890 shares of Class B common stock, issuable upon conversion of outstanding preferred stock and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning 180 days after the consummation of this offering, the holders of at least a 40% of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price, net of underwriting discounts, selling commissions and stock transfer taxes, exceeding $5 million. We will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities. Depending on certain conditions, however, we may defer such registration for up to 90 days.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 45,107,255 shares of Class B common stock, issuable upon conversion of outstanding preferred stock, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 45,036,890 shares of Class B common stock, issuable upon conversion of outstanding preferred stock and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1 million. We will not be required to effect more than two (2) registrations on Form S-3 within any 12 month period or any registration requested within six months following the effectiveness of a registration statement relating to a public offering of our securities.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the majority of our whole board of directors, chair of the board of directors or our chief executive officer may call a special meeting of stockholders.

As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will further provide for a dual class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause and require a supermajority stockholder vote for the rescission, alteration, amendment or repeal of the certificate of incorporation or bylaws by stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our amended and restated bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting, supermajority stockholder voting requirements, the ability of the board to fill vacancies and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual class structure of our common stock, may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Market Listing

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “LNKD.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and the telephone number is (800) 662-7232.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2011, upon the completion of this offering, 7,840,000 shares of Class A common stock and 86,658,627 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of Class B common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 944,986 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option, based on the number of shares of common stock outstanding as of March 31, 2011; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and executive officers and the holders of substantially all of our securities have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days, subject to possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 42,941,315 shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “—Gain on Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. Treasury Regulations or the applicable treaty will provide rates to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and certain recently enacted legislation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” in the event we are a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S.

holder’s holding period for our Class A common stock and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will apply to payments to a non-U.S. holder of dividends on or the gross proceeds or a disposition of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Recently enacted legislation affecting taxation of our Class A common stock held by or through foreign entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Allen & Company LLC
UBS Securities LLC

Total:	7,840,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,176,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3,800,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock will be approved for listing on the New York Stock Exchange under the trading symbol “LNKD.”

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news event relating to us occurs; or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

(a)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This offering memorandum and any other material in relation to the Shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this offering memorandum or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters are being represented by Cooley LLP, Palo Alto, California, in connection with the offering.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.linkedin.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

LINKEDIN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LinkedIn Corporation

Mountain View, California

We have audited the accompanying consolidated balance sheets of LinkedIn Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LinkedIn Corporation and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

San Jose, California

March 10, 2011

(May 6, 2011, as to Note 16)

LINKEDIN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		March 31, 2011	Pro forma March 31, 2011 (Note 2)
	2009	2010
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,979	$92,951	$106,060	$106,060
Accounts receivable (net of allowance for doubtful accounts of $1,100, $2,672 and $2,898 at December 31, 2009 and 2010, and March 31, 2011, respectively)	24,324	58,263	57,099	57,099
Deferred commissions	2,961	8,684	7,861	7,861
Prepaid expenses and other current assets	2,199	5,767	8,953	8,953
Income tax receivable	—	3,090	3,686	3,686
Deferred income taxes	1,695	3,451	3,451	3,451

Total current assets	121,158	172,206	187,110	187,110
Property and equipment, net	25,730	56,743	65,782	65,782
Goodwill	—	—	1,564	1,564
Intangible assets, net	297	5,232	5,439	5,439
Other assets	1,374	4,007	5,437	5,437

TOTAL ASSETS	$148,559	$238,188	$265,332	$265,332

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,919	$2,064	$2,724	$2,724
Accrued liabilities	18,352	38,003	36,835	36,835
Deferred revenue	25,450	64,985	82,563	82,563
Income tax payable	552	420	359	359

Total current liabilities	49,273	105,472	122,481	122,481
LONG TERM LIABILITIES	528	1,861	1,879	1,879
DEFERRED TAX LIABILITIES	1,695	6,625	6,461	6,461

Total liabilities	51,496	113,958	130,821	130,821

COMMITMENTS AND CONTINGENCIES (Note 10)

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Redeemable convertible preferred stock, Series C, $0.0001 par value—4,357,644 shares authorized; 4,357,644 shares issued and outstanding; liquidation preference of $12,811	12,700	12,700	12,700	—
Redeemable convertible preferred stock, Series D, $0.0001 par value—6,800,349 shares authorized; 6,599,987 shares issued and outstanding; liquidation preference of $75,702	75,281	75,281	75,281	—

Total redeemable convertible preferred stock	87,981	87,981	87,981	—

STOCKHOLDERS’ EQUITY:
Convertible preferred stock, Series A, $0.0001 par value—17,238,579 shares authorized; 17,168,214, 17,238,579, and 17,238,579 shares issued and outstanding at December 31, 2009 and 2010, and March 31, 2011, respectively; liquidation preference of $5,494, $5,516, and $5,516 at December 31, 2009 and 2010, and March 31, 2011, respectively	5,451	5,884	5,884	—
Convertible preferred stock, Series B, $0.0001 par value—17,450,991 shares authorized; 17,450,991 shares issued and outstanding; liquidation preference of $9,947	9,962	9,962	9,962	—
Common stock, $0.0001 par value—120,000,000 shares authorized; 41,745,728, 43,308,742, and 44,023,622 shares issued and outstanding at December 31, 2009 and 2010, and March 31, 2011, respectively; 89,670,823 shares issued and outstanding pro forma	4	4	4	9
Additional paid-in capital	13,725	25,074	33,277	137,099
Accumulated other comprehensive loss	(3)	(3)	(3)	(3)
Accumulated deficit	(20,057)	(4,672)	(2,594)	(2,594)

Total stockholders’ equity	9,082	36,249	46,530	134,511

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	$148,559	$238,188	$265,332	$265,332

See notes to consolidated financial statements.

LINKEDIN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Net revenue	$78,773	$120,127	$243,099	$44,716	$93,932
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	18,589	25,857	44,826	8,305	16,783
Sales and marketing	16,986	26,847	58,978	10,454	29,361
Product development	29,366	39,444	65,104	12,141	24,735
General and administrative	12,976	19,480	35,064	6,672	13,614
Depreciation and amortization	6,365	11,854	19,551	3,940	8,159

Total costs and expenses	84,282	123,482	223,523	41,512	92,652

Income (loss) from operations	(5,509)	(3,355)	19,576	3,204	1,280
Other income (expense), net	1,277	230	(610)	(346)	449

Income (loss) before income taxes	(4,232)	(3,125)	18,966	2,858	1,729
Provision (benefit) for income taxes	290	848	3,581	1,043	(349)

Net income (loss)	$(4,522)	$(3,973)	$15,385	$1,815	$2,078

Net income (loss) attributable to common stockholders	$(4,522)	$(3,973)	$3,429	$—	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(0.10)	$0.08	$0.00	$0.00

Diluted	$(0.11)	$(0.10)	$0.07	$0.00	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	42,389	41,184	42,446	41,966	43,726

Diluted	42,389	41,184	46,459	44,228	51,459

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.17		$0.02

Diluted			$0.17		$0.02

Pro forma weighted-average shares used to compute pro forma net income per share attributable to common stockholders (unaudited):
Basic			88,091		89,373

Diluted			92,104		97,106

See notes to consolidated financial statements.

LINKEDIN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND FOR THE THREE MONTHS

ENDED MARCH 31, 2011 (UNAUDITED)

(In thousands, except shares)

			Stockholders’ Equity
	Redeemable Convertible Preferred Stock		Convertible Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total	Compre- hensive Income (Loss)
	Shares	Amount	Shares	Amount	Warrants	Shares	Amount
BALANCE—December 31, 2007	4,357,644	$12,700	34,619,205	$15,413	$15	42,417,258	$3	$2,592	$—	$(11,434)	$6,589
Proceeds from issuance of Series D redeemable convertible preferred stock at $11.47 per share—net of issuance costs of $421	6,599,987	75,281	—	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of employee stock options	—	—	—	—	—	1,048,310	—	778	—	—	778
Vesting of early exercised stock options	—	—	—	—	—	—	—	913	—	—	913
Repurchase of unvested early exercised stock options	—	—	—	—	—	(977,467)	—	—	—	—	—
Repurchase of founder’s stock	—	—	—	—	—	(575,000)	—	(3,197)	—	—	(3,197)
Stock-based compensation	—	—	—	—	—	—	—	4,692	—	—	4,692
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(23)	—	(23)	$(23)
Net loss	—	—	—	—	—	—	—	—	—	(4,522)	(4,522)	(4,522)

BALANCE—December 31, 2008	10,957,631	87,981	34,619,205	15,413	15	41,913,101	3	5,778	(23)	(15,956)	5,230	$(4,545)

Cumulative effect of accounting change for warrant valuation	—	—	—	—	(15)	—	—	—	—	(128)	(143)
Issuance of common stock upon exercise of employee stock options	—	—	—	—	—	1,704,436	1	1,083	—	—	1,084
Vesting of early exercised stock options	—	—	—	—	—	—	—	792	—	—	792
Repurchase of unvested early exercised stock options	—	—	—	—	—	(1,871,809)	—	(198)	—	—	(198)
Stock-based compensation	—	—	—	—	—	—	—	6,270	—	—	6,270
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	20	—	20	$20
Net loss	—	—	—	—	—	—	—	—	—	(3,973)	(3,973)	(3,973)

BALANCE—December 31, 2009	10,957,631	$87,981	34,619,205	$15,413	$—	41,745,728	$4	$13,725	$(3)	$(20,057)	$9,082	$(3,953)

LINKEDIN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND FOR THE THREE MONTHS

ENDED MARCH 31, 2011 (UNAUDITED)—(Continued)

(In thousands, except shares)

			Stockholders’ Equity
	Redeemable Convertible Preferred Stock		Convertible Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total	Compre- hensive Income (Loss)
	Sharess	Amount	Shares	Amount	Warrants	Shares	Amount
BALANCE—December 31, 2009	10,957,631	$87,981	34,619,205	$15,413	$—	41,745,728	$4	$13,725	$(3)	$(20,057)	$9,082

Issuance of Series A convertible preferred stock upon exercise of warrant	—	—	70,365	433	—	—	—	—	—	—	433
Issuance of common stock upon exercise of employee stock options	—	—	—	—	—	1,796,826	—	1,307	—	—	1,307
Vesting of early exercised stock options	—	—	—	—	—	—	—	767	—	—	767
Repurchase of unvested early exercised stock options	—	—	—	—	—	(233,812)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	9,146	—	—	9,146
Income tax benefit from employee stock option exercises	—	—	—	—	—	—	—	129	—	—	129
Net income	—	—	—	—	—	—	—	—	—	15,385	15,385	$15,385

BALANCE—December 31, 2010	10,957,631	87,981	34,689,570	15,846	—	43,308,742	4	25,074	(3)	(4,672)	36,249	$15,385

Issuance of common stock upon exercise of employee stock options*	—	—	—	—	—	723,214	—	3,445	—	—	3,445
Vesting of early exercised stock options*	—	—	—	—	—	—	—	792	—	—	792
Repurchase of unvested early exercised stock options*	—	—	—	—	—	(8,334)	—	—	—	—	—
Stock-based compensation*	—	—	—	—	—	—	—	3,966	—	—	3,966
Net income*	—	—	—	—	—	—	—	—	—	2,078	2,078	$2,078

BALANCE—March 31, 2011*	10,957,631	$87,981	34,689,570	$15,846	$—	44,023,622	$4	$33,277	$(3)	$(2,594)	$46,530	$2,078

*	Unaudited

See notes to consolidated financial statements.

LINKEDIN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(4,522)	$(3,973)	$15,385	$1,815	$2,078
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,365	11,854	19,551	3,940	8,159
Provision for doubtful accounts and sales returns	724	448	1,811	141	415
Stock-based compensation	4,605	6,152	8,832	1,934	3,843
Loss on disposal of assets	109	6	317	—	3
Excess income tax benefit from the exercise of stock options	—	—	(129)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(10,252)	(9,791)	(35,677)	(819)	692
Deferred commissions	(1,051)	(2,115)	(5,798)	(73)	907
Prepaid expenses and other assets	(487)	(801)	(4,576)	(1,453)	(2,107)
Accounts payable and other liabilities	6,762	8,631	15,595	(1,161)	(3,775)
Income taxes, net	81	357	(493)	483	(1,236)
Deferred revenue	6,820	10,592	39,535	8,800	17,578

Net cash provided by operating activities	9,154	21,360	54,353	13,607	26,557

INVESTING ACTIVITIES:
Purchases of property and equipment	(19,579)	(13,279)	(50,026)	(9,009)	(16,171)
Purchases of intangible assets and acquisition, net of cash acquired	(628)	—	(4,467)	—	(1,720)
(Increase) decrease in restricted cash and deposits	(278)	235	(1,140)	—	(575)

Cash used in investing activities	(20,485)	(13,044)	(55,633)	(9,009)	(18,466)

FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock	75,702	—	—	—	—
Issuance costs in connection with redeemable convertible preferred stock	(421)	—	—	—	—
Proceeds from exercise of warrant	—	—	23	—	—
Proceeds from issuance of common stock	778	1,084	1,307	196	3,502
Proceeds from early exercise of employee stock options	1,342	680	3,438	717	2,865
Repurchase of common stock	(286)	(734)	(175)	(162)	(4)
Repurchase of founders’ stock	(3,197)	—	—	—	—
Payments for deferred offering costs	—	—	(397)	(118)	(1,402)
Excess income tax benefit from the exercise of stock options	—	—	129	—	—

Net cash provided by financing activities	73,918	1,030	4,325	633	4,961

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(38)	138	(73)	31	57

CHANGE IN CASH AND CASH EQUIVALENTS	62,549	9,484	2,972	5,262	13,109
CASH AND CASH EQUIVALENTS—Beginning of period	17,946	80,495	89,979	89,979	92,951

CASH AND CASH EQUIVALENTS—End of period	$80,495	$89,979	$92,951	$95,241	$106,060

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$201	$418	$4,006	$351	$819

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment recorded in accounts payable and accrued liabilities	$396	$2,648	$2,231	$1,642	$2,329

Deferred offering costs not yet paid	$—	$118	$1,318	$79	$964

Cumulative effect of accounting change for warrant valuation	$—	$143	$—	$—	$—

Vesting of early exercised stock options	$913	$792	$767	$111	$792

See notes to consolidated financial statements.

LINKEDIN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND THE

THREE MONTHS ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

LinkedIn Corporation and its subsidiaries (the “Company”), a Delaware corporation, was formed on March 6, 2003. The Company operates an online professional network on the Internet through which the Company’s members are able to create, manage and share their professional identities online, build and engage with their professional networks, access shared knowledge and insights, and find business opportunities, enabling them to be more productive and successful.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future consolidated financial position, results of operations, or cash flows: scaling and adaptation of existing technology and network infrastructure; protection of customers’ information and privacy concerns; security measures related to the Company’s website; rates of revenue growth; engagement and usage of the Company’s solutions; management of the Company’s growth; new markets and international expansion; protection of the Company’s brand and intellectual property; competition in the Company’s market; qualified employees and key personnel; intellectual property infringement and other claims; and changes in government regulation affecting the Company’s business, among other things.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of March 31, 2011, the consolidated statements of operations and cash flows for the three months ended March 31, 2010 and 2011 and the consolidated statement of redeemable convertible preferred stock, stockholders’ equity and comprehensive income (loss) for the three months ended March 31, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2010 and 2011. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2011 or for any other interim period or other future year.

Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $125.0 million. The March 31, 2011 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 45,647,201 shares of common stock.

Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with major financial institutions throughout the world, which management assesses to be of high-credit quality in order to limit exposure of each investment. As of December 31, 2010 and March 31, 2011, substantially all of the Company’s cash has been invested in money market funds.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers, none of which accounted for more than 10% of total accounts receivable in any financial period presented. In addition, the Company’s credit risk is mitigated by the relatively short collection period. Collateral is not required for accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with delinquent accounts. The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$400	$960	$1,100	$1,100	$2,672
Add: bad debt expense	632	505	1,723	124	337
Less: write-offs, net of recoveries and other adjustments	(72)	(365)	(151)	(108)	(111)

Balance, end of period	$960	$1,100	$2,672	$1,116	$2,898

Foreign Currency Translation—The Company determines the functional currency for its foreign subsidiary by reviewing the currencies in which its respective operating activities occur. Financial information is translated from the functional currency to the U.S. dollar, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the fiscal year, and assets and liabilities are translated at fiscal period end exchange rates. Prior to 2010, resulting translation adjustments were included as a component of accumulated other comprehensive loss in stockholders’ equity. Foreign exchange transaction gains and losses are included in other income (expense), net in the accompanying consolidated statements of operations.

Beginning in 2010, following an evaluation of the scope of its operations and business practices, the Company concluded that the U.S. dollar is the currency of the primary economic environment in which its LinkedIn Europe Limited subsidiary operates, and changed the functional currency from the British Pound to the U.S. dollar. For the years ended December 31, 2008 and 2009, adjustments resulting from translating the foreign currency financial statements of LinkedIn Europe Limited into the U.S. dollar have been included as a separate component of accumulated other comprehensive loss. Upon the change of the functional currency for LinkedIn Europe Limited, this subsidiary ceased to generate translation adjustments. Translation adjustments from prior periods will continue to remain a component of accumulated other comprehensive loss.

Cash Equivalents—Cash equivalents consist of highly liquid short-term investments with original maturities of three months or less at the time of purchase. As of December 31, 2009 and 2010, and March 31, 2011, cash equivalents consisted of money market funds.

Deferred Commissions—Deferred commissions are the incremental costs that are directly associated with non-cancelable subscription contracts primarily related to sales of the Company’s hiring solutions. Deferred commissions consist of sales commissions paid to the Company’s direct sales representatives and are deferred and amortized over the non-cancelable terms of the related customer contracts, which are generally 12 months. The commission payments are generally paid in full the month after the customer contract is signed. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. The Company believes this is the preferable method of accounting as the commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Short-term deferred commissions are included in deferred commissions, while long-term deferred commissions are included in other assets in the accompanying consolidated balance sheets. The amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations.

Property and Equipment— Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or expected useful lives of the improvements. Depreciation expense totaled $6,243,000, $11,645,000, and $18,597,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $3,887,000 and $7,349,000 for the three months ended March 31, 2010 and 2011, respectively.

Website and Software Development Costs—The Company capitalizes its costs to develop its website and internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

The Company capitalized website and internal-use software costs of $2,022,000, $2,568,000, and $6,416,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $1,039,000 and $2,244,000 for the three months ended March 31, 2010 and 2011, respectively. The Company’s capitalized website and internal-use software amortization is included in depreciation and amortization in the Company’s consolidated statements of operations, and totaled $1,404,000, $1,878,000, and $2,875,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $525,000 and $1,009,000 for the three months ended March 31, 2010 and 2011, respectively.

Impairment of Long-Lived Assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill—In connection with the acquisition of CardMunch, Inc. (“CardMunch”) in January 2011, the Company acquired certain intangible assets including goodwill (see Note 4, Acquisitions). Goodwill is not amortized. Goodwill will be tested for impairment annually in the third quarter of the Company’s fiscal year, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of goodwill with its carrying amount. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss. Through March 31, 2011, no impairment of goodwill has been identified.

Intangible assets—Acquired intangible assets consist of identifiable intangible assets, including developed technology, non-compete agreements, workforce in place, and a patent resulting from the Company’s acquisitions. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Deferred Offering Costs—Deferred offering costs consisted primarily of direct incremental accounting fees related to the Company’s proposed initial public offering of its Class A common stock. Approximately $118,000, $1,715,000 and $2,763,000 of deferred offering costs are included in other assets on the Company’s consolidated balance sheets as of December 31, 2009 and 2010, and March 31, 2011, respectively. Upon completion of the initial public offering contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Revenue Recognition—In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured. Where arrangements have multiple elements, revenue is allocated to the elements based on the relative selling price method and revenue is recognized based on the Company’s policy for each respective element.

The Company generates revenue primarily from sales of the following services:

•

Hiring Solutions—Hiring Solutions revenue is derived primarily from providing access to the LinkedIn Recruiter product and job postings. The Company provides access to its professional database of both active and passive job candidates with LinkedIn Recruiter, which allows corporate recruiting teams to identify candidates based on industry, job function, geography, experience/education, and other specifications. Revenue from providing access to the LinkedIn Recruiter product is recognized ratably over the subscription period, which consists primarily of annual subscriptions that are billed monthly, quarterly, or annually. The Company also earns revenue from the placement of job postings on its website, which generally run for 30 days. Independent recruiters can pay to post job openings that are accessible through job searches or targeted job matches. Revenue from job postings is recognized as the posting is displayed or the contract period, whichever is shorter.

•

Marketing Solutions—The Company earns revenue from the display of advertisements (both graphic and text link) on its website primarily based on a cost per advertisement model. Revenue from internet advertising is recognized net of any related agency commissions as the online advertisements are displayed on the Company’s website. Agency commissions are amounts earned by advertising agencies that act as representatives for advertisers and earn commissions by billing the advertiser the total dollar value of the advertiser’s purchase while entering into an agreement with the Company to provide the advertising for the dollar value of the advertiser’s purchase less a certain percentage representing the agency commission. The typical duration of the Company’s advertising contracts is approximately two months.

•

Premium Subscriptions—The Company sells various subscriptions to customers that allow users to have further access to premium services via its LinkedIn.com website. Revenue from Premium Subscription services is recognized ratably over the contractual period, generally from one to 12 months.

Amounts billed or collected in excess of revenue recognized are included as deferred revenue. Sales tax is excluded from reported net revenue. Although historical refunds have been minimal, the Company estimates allowances, for each revenue type shown above, based on information available as of each balance sheet date. This information includes historical refunds as well as specific known service quality issues.

A majority of the Company’s arrangements for hiring solutions and marketing solutions include multiple deliverables. In accordance with recent authoritative guidance on revenue recognition, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

The Company has not historically priced its marketing solutions or certain products of its hiring solutions within a narrow range. As a result, the Company has only used VSOE to allocate the selling price of deliverables in limited circumstances.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a stand-alone basis. BESP is generally used to allocate the selling price to deliverables in the Company’s multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, sales volume, geographies, market conditions, competitive landscape and pricing practices.

Advertising Costs—Advertising costs are expensed when incurred and are included in sales and marketing expense in the accompanying consolidated statements of operations. The Company incurred advertising costs of $168,000, $69,000, and $715,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $24,000 and $618,000 for the three months ended March 31, 2010 and 2011, respectively.

Stock-Based Compensation—Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period of the award, which is generally four years.

Income Taxes—The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

Subsequent Events—Management has reviewed and evaluated subsequent events through the consolidated financial statement issuance date of May 6, 2011.

Recently Issued and Adopted Accounting Guidance

Revenue Recognition

Effective January 1, 2009, the Company adopted new authoritative guidance for revenue recognition, which revised existing guidance for arrangements with multiple deliverables. The revised guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if vendor-specific objective evidence is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The revised guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The Company elected to adopt this accounting guidance on a retrospective basis for all periods.

Under the previous accounting guidance, the Company treated its multiple element arrangements as a single unit of accounting as it generally did not have VSOE for its undelivered elements. Under the new guidance, the Company is required to use BESP when neither VSOE nor TPE is available. As a result, the Company is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

Retrospective adoption required the Company to apply guidance to all prior periods presented. The Company believes retrospective adoption provides the most comparable and useful financial information for consolidated financial statement users and better reflects the underlying economic performance of the Company. For 2009, the Company recognized approximately $900,000 of revenue that would have been deferred under the previous accounting guidance. The effect of the retrospective adoption was not material for 2008.

Business Combinations

Effective January 1, 2009, the Company adopted new authoritative guidance on business combinations. The new authoritative guidance changed the accounting for business combinations, including:

•	the measurement of acquirer shares issued in consideration for a business combination;

•	the recognition of contingent consideration;

•	the accounting for pre-acquisition gain and loss contingencies;

•	the recognition of capitalized in-process research and development;

•	the accounting for acquisition related restructuring liabilities;

•	the treatment of acquisition related transaction costs; and

•	the accounting for income tax valuation allowances and other income tax uncertainties.

The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements; however, it could have a material impact depending on the nature of acquisitions the Company may complete in the future.

Financial Instruments Indexed to Stock

Effective January 1, 2009, the Company adopted new authoritative guidance on evaluating whether an instrument is indexed to its own stock. The new guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. Effective January 1, 2009, a warrant to purchase 70,365 shares of the Company’s Series A convertible preferred stock was reclassified from stockholders’ equity to accrued liabilities due to the presence of a warrant adjustment feature that allows for a change in the number of shares subject to issuance and the exercise price of the warrant under certain circumstances. The Company calculated the fair value of the warrant using an option pricing model, which approximates a binomial lattice model, and an accrued liability was established in the amount of $143,000. On January 1, 2009, the cumulative effect of $128,000 was recognized as a change in accounting principle and was recorded as an adjustment to the opening balance of accumulated deficit. As of December 31, 2009, the Company recalculated the fair value of the warrant and recorded $175,000 as other expense for the year ended December 31, 2009. The fair value of the warrant’s derivative liability was recalculated at each balance sheet date and the fair value of the remaining liability was marked to market and recognized in non-operating income until the warrant was exercised in May 2010. As a result of the exercise, the Company issued 70,365 shares of Series A convertible preferred stock and received proceeds of $23,000. The Company recalculated the fair value of the warrant at the date of exercise and recorded $92,000 as other expense for the year ended December 31, 2010.

Participating Securities

Effective January 1, 2009, the Company retrospectively adopted new authoritative guidance that clarified that instruments granted in share–based payment transactions that entitle their holders to receive non–forfeitable dividends prior to vesting should be considered participating securities. The Company has unvested common shares that were issued pursuant to the early exercise of employee stock options and contain non-forfeitable rights to dividends. These unvested common shares are considered participating securities and are deemed to be outstanding. As a result, the number of common shares associated with stock option activity for all prior periods presented have been adjusted for comparative purposes to conform to the new guidance.

Subsequent Events

Effective July 1, 2009, the Company adopted new authoritative guidance on management’s assessment of subsequent events. The new guidance clarifies that management must evaluate, as of each reporting period events or transactions that occur after the balance sheet date. This guidance also refers to them as recognized and nonrecognized subsequent events and requires management to disclose the date through which subsequent events have been evaluated and whether that is the date on which the consolidated financial statements were issued or were available to be issued. In accordance with this guidance, the Company evaluated subsequent events through the consolidated financial statement issuance date. In February 2010, the Financial Accounting Standards Board (“FASB”) issued new authoritative guidance which requires an entity that is a filer with the Securities and Exchange Commission (“SEC”) to evaluate subsequent events through the date that the financial statements are issued or available to be issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Accounting Codification

Effective July 1, 2009, the Company adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the “Codification”) became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Company began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP during 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company’s consolidated financial statements.

Fair Value Measurements

Effective January 1, 2010, the Company adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which were adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Inputs reflect: quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of December 31, 2009 and 2010, and March 31, 2011, are summarized as follows (in thousands):

	December 31, 2009				December 31, 2010				March 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
									(Unaudited)
Cash equivalents:
Money market funds	$86,084	$—	$—	$86,084	$77,147	$—	$—	$77,147	$82,164	$—	$—	$82,164
Accrued liabilities:
Warrant	$—	$—	$318	$318	$—	$—	$—	$—	$—	$—	$—	$—

Level 3 liabilities include a warrant, the value of which is determined based on an option pricing model that takes into account the contract terms as well as multiple inputs such as the Company’s stock price, risk-free interest rates and expected volatility that the Company could not corroborate with market data.

A reconciliation of the accrued liability related to the warrant measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows (in thousands):

Level 3
Balance at December 31, 2008	$—
Cumulative effect of change in accounting principle	143
Change in fair value of warrant	175

Balance at December 31, 2009	$318
Change in fair value of warrant	92
Repurchase of warrant	(410)

Balance at December 31, 2010 and March 31, 2011	$—

4. ACQUISITIONS

Acquisition of mSpoke, Inc.

On July 29, 2010, the Company completed its acquisition of substantially all the assets of mSpoke, Inc. (“mSpoke”), a privately held Pittsburgh, Pennsylvania-based provider of next generation personalization solutions. The Company provided consideration of $736,000 to be paid in cash for the intellectual property (substantially all the assets) of mSpoke.

The acquisition of mSpoke has been accounted for as a purchase of an asset and, accordingly, the total purchase price has been allocated to the identifiable intangible assets acquired and the liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of mSpoke, the Company recorded intangible assets of $736,000, which was comprised of developed technology. The overall weighted-average life of the identified intangible assets acquired in the purchase of mSpoke was 3.7 years. These identified intangible assets will be amortized on a straight-line basis over their estimated useful lives.

Acquisition of ChoiceVendor, Inc.

On September 22, 2010, the Company completed its acquisition of ChoiceVendor, Inc. (“ChoiceVendor”), a privately held San Francisco, California-based provider of real-world ratings and reviews of business-to-business service providers in more than 70 categories across the United States. The Company provided consideration of approximately $4,989,000 to be paid in cash for all the issued and outstanding capital stock of ChoiceVendor.

The acquisition of ChoiceVendor has been accounted for as a purchase of an asset and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of ChoiceVendor, the Company recorded intangible assets of $5,153,000, which was comprised of $3,259,000 related to workforce in place, $1,470,000 related to developed technology, and $424,000 related to non-compete agreements, and net liabilities of $164,000. The overall weighted-average life of the identified intangible assets acquired in the purchase of ChoiceVendor was 2.0 years. These identified intangible assets will be amortized on a straight-line basis over their estimated useful lives.

Acquisition of CardMunch, Inc.

On January 20, 2011, the Company completed its acquisition of CardMunch, a privately held Mountain View, California-based provider of mobile business card transcription services. The Company provided consideration of approximately $2,394,000 to be paid in cash for all the issued and outstanding capital stock of CardMunch.

The acquisition of CardMunch has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of CardMunch, the Company recorded goodwill in the amount of $1,564,000 and identifiable intangible assets of $1,017,000, which was comprised of $913,000 related to developed technology and $104,000 related to non-compete agreements, and net liabilities of $187,000. The overall weighted-average life of the identified intangible assets acquired in the purchase of CardMunch was 2.9 years. These identified intangible assets will be amortized on a straight-line basis over their estimated useful lives.

The results of operations for the Company’s acquisitions were not material for the periods presented.

5. PROPERTY AND EQUIPMENT

The following table presents the detail of property and equipment, net, for the periods presented (in thousands):

	December 31,		March 31, 2011
	2009	2010
			(Unaudited)
Computer equipment	$29,178	$62,253	$73,237
Software	6,623	8,443	9,311
Capitalized website and internal-use software	7,193	13,609	15,853
Furniture and fixtures	1,365	4,378	5,263
Leasehold improvements	2,175	6,450	7,857

Total	46,534	95,133	111,521
Less accumulated depreciation	(20,804)	(38,390)	(45,739)

Property and equipment, net	$25,730	$56,743	$65,782

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is generally not deductible for tax purposes. The following table presents the goodwill activity for the periods presented (in thousands):

Goodwill—December 31, 2010	$—
CardMunch acquisition	1,564

Goodwill—March 31, 2011	$1,564

Other Intangible Assets

The following table presents the detail of other intangible assets for the periods presented (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life

December 31, 2009:
Patent	$628	$(331)	$297	1.4 years

December 31, 2010:
Patent	$628	$(540)	$88	0.4 years
Developed technology	2,206	(272)	1,934	2.3 years
Non-compete agreements	424	(66)	358	1.5 years
Workforce in place	3,259	(407)	2,852	1.8 years

Total	$6,517	$(1,285)	$5,232	1.9 years

March 31, 2011 (unaudited):
Patent	$628	$(593)	$35	0.2 years
Developed technology	3,119	(546)	2,573	2.3 years
Non-compete agreements	528	(141)	387	1.4 years
Workforce in place	3,259	(815)	2,444	1.5 years

Total	$7,534	$(2,095)	$5,439	1.9 years

Amortization expense for the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011, was $122,000, $209,000, $954,000, $53,000 and $810,000, respectively. Estimated future amortization expense as of March 31, 2011, is as follows (in thousands):

(Unaudited)
2011 (remaining nine months)	$2,453
2012	2,499
2013	282
2014	166
2015	39

Total	$5,439

7. ACCRUED LIABILITIES

The following table presents the detail of accrued liabilities for the periods presented (in thousands):

	December 31,		March 31, 2011
	2009	2010
			(Unaudited)
Accrued vacation and employee-related expenses	$2,787	$6,215	$8,247
Exercise of unvested stock options	1,067	3,563	5,632
Accrued incentives	5,967	11,807	5,795
Accrued sales tax and value-added taxes	4,439	3,638	3,450
Other accrued expenses	4,092	12,780	13,711

Total	$18,352	$38,003	$36,835

8. OTHER INCOME (EXPENSE), NET

The following table presents the detail of other income (expense), net, for the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended
	2008	2009	2010	2010	2011
				(Unaudited)
Interest income	$1,219	$350	$64	$7	$14
Transaction gain (loss) on foreign exchange	33	51	(405)	(289)	530
Other non-operating income (loss), net	25	(171)	(269)	(64)	(95)

Other income (expense), net	$1,277	$230	$(610)	$(346)	$449

9. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Holders of Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock are each entitled to receive noncumulative dividends at the annual rate of $0.03, $0.05, $0.24 and $0.92 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend is paid on common stock, the holders of Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company’s Series A and B convertible preferred stock and Series C and D redeemable convertible preferred stock do not have a contractual obligation to share in the losses of the Company. The Company considers its preferred stock to be participating securities and, in accordance with the two-class method, earnings allocated to preferred stock and the related number of outstanding shares of preferred stock have been excluded from the computation of basic and diluted net income (loss) per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock non-cumulative dividends, between common stock and Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities and are therefore included in the basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Net income (loss)	$(4,522)	$(3,973)	$15,385	$1,815	$2,078
Less: undistributed earnings allocated to preferred stockholders	—	—	(11,956)	(1,815)	(2,078)

Net income (loss) attributable to common stockholders	$(4,522)	$(3,973)	$3,429	$—	$—

Basic shares:
Weighted-average common shares outstanding	42,389	41,184	42,446	41,966	43,726

Diluted shares:
Weighted-average shares used to compute basic net income (loss) per share	42,389	41,184	42,446	41,966	43,726
Effect of potentially dilutive securities:
Employee stock options	—	—	4,013	2,262	7,733

Weighted-average shares used to compute diluted net income (loss) per share	42,389	41,184	46,459	44,228	51,459

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(0.10)	$0.08	$0.00	$0.00

Diluted	$(0.11)	$(0.10)	$0.07	$0.00	$0.00

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

The following table presents the calculation of basic and diluted pro forma net income per share (in thousands, except per share data):

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
		(Unaudited)
Net income	$15,385	$2,078

Basic shares:
Weighted-average shares used to compute basic net income per share	42,446	43,726
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	45,621	45,647
Pro forma adjustment to reflect assumed conversion of warrants to acquire convertible preferred stock to occur upon consummation of the Company’s expected initial public offering	24	—

Weighted-average shares used to compute basic pro forma net income per share	88,091	89,373

Diluted shares:
Weighted-average shares used to compute basic pro forma net income per share	88,091	89,373
Effect of potentially dilutive securities:
Employee stock options	4,013	7,733

Weighted-average shares used to compute diluted net income per share	92,104	97,106

Pro forma net income per share attributable to common stockholders:
Basic	$0.17	$0.02

Diluted	$0.17	$0.02

The following weighted-average employee stock options were excluded from the calculation of diluted net income (loss) per share and pro forma diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Employee stock options	4,165	9,687	2,581	4,238	1,367

10. COMMITMENTS AND CONTINGENCIES

Office Facility Leases—The Company leases its office facilities under operating lease agreements, the longest of which expires in 2015. The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period.

Rental expense, principally for leased office space under operating lease commitment, was $2,116,000, $2,790,000 and $4,010,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $789,000 and $1,737,000 for the three months ended March 31, 2010 and 2011, respectively.

Aggregate Future Lease Commitments—The Company’s future minimum payments under noncancelable operating leases for office facilities having initial terms in excess of one year as of December 31, 2010, are as follows (in thousands):

Year Ending December 31,	Operating Leases
2011	$4,626
2012	4,505
2013	4,427
2014	3,599
2015	1,242

Total minimum lease payments	$18,399

Legal Proceedings—The Company is subject to legal proceedings arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Indemnifications—In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, it may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with certain of its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers with the Company. The terms of such obligations may vary.

11. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 45,847,563 shares of preferred stock. As of December 31, 2010, 17,238,579 shares designated as Series A convertible preferred stock, 17,450,991 shares designated as Series B convertible preferred stock, 4,357,644 designated as Series C redeemable convertible preferred stock and 6,599,987 designated as Series D redeemable convertible preferred stock were issued and outstanding. The original issuance date of the Series A convertible preferred stock was November 6, 2003, with additional issuances on September 13, 2004 and September 22, 2004. In addition, 70,365 shares of Series A convertible preferred stock were issued on May 12, 2010 upon the exercise of a warrant. The issuance date of the Series B convertible preferred stock was September 24, 2004. The issuance date of the Series C redeemable convertible preferred stock was December 29, 2006. The original issuance date of the Series D redeemable convertible preferred stock was June 13, 2008, with additional issuances on July 23, 2008, August 15, 2008, August 27, 2008 and September 5, 2008.

Dividends—The holders of the Series A, Series B, Series C, and Series D preferred stock are entitled to receive, if and when as declared by the Board of Directors, cash dividends at the rate of $0.03, $0.05, $0.24 and $0.92 per share per annum, respectively (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares). Such dividends are noncumulative. As long as any shares of preferred stock are outstanding, no dividends can be declared or paid to common stockholders without the consent of a majority of holders of preferred stock. In the event of consent by a majority of preferred stockholders, preferred stockholders shall participate equally with common stockholders in any dividends declared on an as-converted basis. No dividends have been declared or paid on the Company’s preferred stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A, Series B, Series C, and Series D preferred stock shall be entitled to receive a liquidation preference of $0.32, $0.57, $2.94, and $11.47 per share, respectively, plus any declared and unpaid dividends. After full payment of the liquidation preference, the remaining assets of the Company legally available for distribution shall be distributed equally between preferred and common stockholders.

Voting—The holders of Series A, Series B, Series C, and Series D preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio, into common stock which is fully paid and non-assessable, subject to certain adjustments. Each share of any series preferred stock shall automatically be converted into shares of common stock at the time of a public offering resulting in net aggregate proceeds (before deducting applicable underwriting discount and commissions) of at least $125,000,000 (“qualified public offering”), sale of substantially all the Company’s assets, merger or reorganization resulting in less than a majority of ownership by the pre-transaction voting stockholders. The initial conversion ratio is 1-to-1, subject to certain anti-dilution adjustments as set forth in the Company’s certificate of incorporation, adjustments to reflect the issuance of securities at a price lower than the initial issuance price for each series of preferred stock, subject to certain exceptions, such as option grants pursuant to our Plan, securities issued to acquire another company, and securities issued with the prior written consent of the holders of a majority of the outstanding shares of each series of preferred stock agreeing that no such anti-dilution adjustment shall be made as the result of the issuance of securities. Additionally, adjustments will be made for common stock dividends and combinations or splits. As of December 31, 2009 and 2010, and March 31, 2011, the conversion ratio for all series of preferred stock was 1-to-1.

Redemption—Series A and Series B preferred stock is not redeemable at the option of the holder. Series C and Series D preferred stock is not redeemable at the option of the holder except at the time of a public offering in which the public offering price per share of common stock (net of underwriting discounts and commissions) is less than a certain price threshold for each such series (a “Series C Triggering IPO” and a “Series D Triggering IPO,” respectively). In the event of a Series C Triggering IPO or Series D Triggering IPO, as applicable, certain Series C and Series D preferred stockholders, as applicable, have the right, at the holder’s sole discretion, to sell to the Company, all or a portion of its shares at a price per share equal to the greater of (a) the net price per share offered to the public in the Series C Triggering IPO or Series D Triggering IPO, as applicable, after the deduction of underwriting discounts or (b) $2.94 per Series C share and/or $11.47 per Series D share (adjusted for splits, stock dividends, reclassifications, and conversion price adjustments). The number of shares that the holders of Series C preferred stock and the holders of Series D preferred stock may require the Company to repurchase is limited to an aggregate value of $12,500,000 and $75,701,851, respectively. As the Series C and Series D preferred stock have a redemption price that is variable based on a contingent future event, the Company will evaluate on a periodic basis if any of these triggering events have occurred to determine if there is any positive intrinsic value between the conversion price and the market value. Upon occurrence of a triggering event, a deemed beneficial conversion feature would be recognized in the consolidated financial statements at that date. The Series C and Series D preferred stock are classified outside of permanent equity as “Mezzanine.” See Note 16, Subsequent Events.

Warrant—In connection with the line of credit agreement, on September 20, 2004, the Company issued a warrant to purchase 70,365 shares of Series A convertible preferred stock with an exercise price of $0.32 per share. The fair value of the warrant, based on an option valuation model, which approximates a binomial lattice model, was $15,000 and was reflected as a discount to borrowings under the financing. The warrant was exercisable for seven years from the date of issuance. At December 31, 2009, the warrant for 70,365 shares of Series A convertible preferred stock was outstanding.

In May 2010, the warrant was exercised. As a result, the Company issued 70,365 shares of Series A convertible preferred stock and received proceeds of $23,000. The Company recalculated the fair value of the warrant using an option pricing model at the date of exercise and recorded $92,000 as other expense for the year ended December 31, 2010.

Common Stock—At December 31, 2009 and 2010, and March 31, 2011, there were 120,000,000 shares of common stock authorized, and 41,745,728, 43,308,742 and 44,023,622 shares, respectively, issued and outstanding. Holders of common stock are entitled to dividends if and when declared by the Board of Directors and after obtaining the majority consent of preferred stockholders.

Common Stock Reserved for Future Issuance—As of December 31, 2010, the Company had reserved the following shares of common stock for future issuances in connection with the following:

Series A convertible preferred stock	17,238,579
Series B convertible preferred stock	17,450,991
Series C redeemable convertible preferred stock	4,357,644
Series D redeemable convertible preferred stock	6,800,349
Stock option plan:
Options outstanding	15,202,015
Options available for future grants	952,873

Total	62,002,451

Stock Option Plan—Under the amended and restated 2003 stock incentive plan (the “Plan”), 34,814,756 and 35,814,756 shares of common stock are reserved for the issuance of incentive stock options (“ISOs”) or nonstatutory stock options (“NSOs”) to eligible participants as of December 31, 2010 and March 31, 2011, respectively. The ISOs may be granted at a price per share not less than the fair value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair value at the date of grant. Options granted to date generally vest over a four-year period with 25% vesting at the end of one year and the remaining to vest monthly thereafter. Options granted generally are exercisable up to 10 years. Option holders are allowed to exercise unvested options to acquire restricted shares. Upon termination of service, the Company has the right to repurchase at the original purchase price any unvested (but issued) common shares. Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

Early Exercise of Stock Options—The Company has issued common stock of 289,000, 655,000 and 799,000 shares during the years ended December 31, 2009 and 2010, and the three months ended March 31, 2011, respectively, for stock options exercised prior to vesting via cash exercise. The unvested shares are subject to the Company’s repurchase right at the original purchase price. The proceeds initially are recorded as an accrued liability from the early exercise of stock options (see Note 7, Accrued Liabilities), and reclassified to common stock as the Company’s repurchase right lapses. During the years ended December 31, 2009 and 2010, and the three months ended March 31, 2011, the Company repurchased 225,983, 233,812 and 8,334 shares, respectively, of common stock related to unvested stock options, at the original exercise price due to the termination of employees. During the year ended December 31, 2009, the Company also reacquired 1,645,826 shares of common stock related to unvested stock options originally tendered by executing notes payable to the Company. The shares were reacquired due to the termination of the respective employees. The Company did not reacquire any shares of common stock related to unvested stock options originally tendered by executing notes payable during the year ended December 31, 2010 or the three months ended March 31, 2011. At December 31, 2009 and 2010, and March 31, 2011, 1,312,493, 981,172 and 1,441,441 shares held by employees were subject to repurchase at an aggregate price of $1,067,000, $3,563,000 and $5,632,000, respectively.

On March 3, 2009, the Company’s Board of Directors approved an executive loan program. The program allows certain executives of the Company to exercise options to purchase common stock of the Company granted to them by executing promissory notes payable to the Company in an aggregate principal amount not to exceed $750,000 per participating executive. The loan program contains provisions to ensure compliance with federal securities laws, which prohibit companies from extending credit to certain executives. The Company has the right to repurchase some or all of the shares by cancellation of the notes in advance of filing a registration statement with the SEC. Promissory notes payable to the Company were $3,211,000 and $3,575,000 as of December 31, 2009 and 2010, respectively, but are not recorded within the consolidated balance sheet as these notes are considered in substance non-recourse. In January 2011, all promissory notes outstanding as of December 31, 2010 under the executive loan program were repaid in full.

A summary of stock option activity for the year ended December 31, 2010 and the three months ended March 31, 2011, is as follows:

	Options Outstanding		Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
	Number of Shares	Weighted-Average Exercise Price
Outstanding—December 31, 2009	12,563,548	$2.37
Granted	5,282,733	7.30
Exercised	(1,796,826)	2.80
Canceled or expired	(847,440)	3.41

Outstanding—December 31, 2010	15,202,015	$3.97
Granted (unaudited)	1,951,880	19.63
Exercised (unaudited)	(723,214)	3.98
Canceled or expired (unaudited)	(209,306)	3.62

Outstanding—March 31, 2011 (unaudited)	16,221,375	$5.86	8.40	$271,423

Options vested and expected to vest as of December 31, 2010	14,001,591	$3.85	8.42	$148,494

Options vested and exercisable as of December 31, 2010	4,539,200	$2.15	7.68	$55,881

Options vested and expected to vest as of March 31, 2011 (unaudited)	15,004,648	$5.62	8.34	$254,683

Options vested and exercisable as of March 31, 2011 (unaudited)	5,067,298	$2.33	7.39	$102,663

Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. The Company’s estimated fair value of its common stock was $14.46 and $22.59 as of December 31, 2010 and March 31, 2011, respectively. The total intrinsic value of options exercised was approximately $556,000, $677,000, $6,005,000 and $8,376,000 for the years ended December 31, 2008, 2009 and 2010, and for the three months ended March 31, 2011, respectively. The weighted-average grant date fair value of options granted was $2.67, $1.68, $3.99 and $10.78 for the years ended December 31, 2008, 2009 and 2010, and for the three months ended March 31, 2011, respectively.

As of December 31, 2010 and March 31, 2011, total unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested stock options was approximately $25,975,000 and $40,545,000, which is expected to be recognized over the next 2.75 years and 2.78 years, respectively.

The following table summarizes information about outstanding and vested stock options as of December 31, 2010:

	Options Outstanding			Options Vested and Exercisable
Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.06 - $1.50	1,399,391	6.49	$0.77	1,091,780	$0.68
$2.00	10,000	7.20	2.00	6,875	2.00
$2.32	6,141,481	7.98	2.32	2,705,251	2.32
$3.50	2,945,976	8.78	3.50	634,175	3.50
$4.80	1,144,409	9.13	4.80	93,539	4.80
$5.56	6,500	7.66	5.56	6,500	5.56
$6.20	1,486,182	9.39	6.20	—	—
$8.27	1,371,876	9.74	8.27	—	—
$8.97	264,280	9.81	8.97	—	—
$14.46	431,920	9.94	14.46	1,080	14.46

Total	15,202,015	8.47	$3.97	4,539,200	$2.15

Stock-Based Compensation Expense—The fair value of options granted to employees is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the fair value of the Company’s common stock, the expected term (the period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, a risk-free interest rate, and expected dividends. The Company also estimates forfeitures of unvested stock options. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life described in the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company uses an expected dividend yield of zero, as it does not anticipate paying any dividends in the foreseeable future. Expected forfeitures are based on the Company’s historical experience.

The Company uses the straight-line method for expense attribution. The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
				(Unaudited)
Volatility	70%	67%	58%	56%
Expected dividend yield	—	—	—	—
Risk-free rate	3.14%	2.37%	2.15%	2.67%
Expected term (in years)	6.08	6.01	6.08	6.08

The following table presents the effects of stock-based compensation related to stock-based awards to employees and nonemployees on the Company’s consolidated statements of operations during the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Cost of revenue	$298	$370	$439	$89	$183
Sales and marketing	513	657	1,225	250	1,098
Product development	1,214	2,346	3,248	690	1,603
General and administrative	2,580	2,779	3,920	905	959

Total stock-based compensation	$4,605	$6,152	$8,832	$1,934	$3,843

During the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011, the Company capitalized $87,000, $118,000, $314,000, $52,000 and $123,000, respectively, of stock-based compensation as website development costs. Management modified or accelerated the vesting terms for certain employee options, which resulted in an additional $1,200,000, $94,000 and $248,000 of stock-based compensation expense for the years ended December 31, 2008 and 2009, and the three months ended March 31, 2011, respectively. There were no material modifications to stock option awards for the year ended December 31, 2010.

On February 24, 2009, the Company’s Board of Directors approved a common stock option repricing whereby previously granted and unexercised options held by current employees with exercise prices above $2.32 were repriced to $2.32 per share which represented the per share fair value of the Company’s common stock as of the date of the repricing, with no modification to the vesting schedule of the previously issued options. As a result, 2,429,750 options originally granted to purchase common stock at prices ranging from $2.50 to $5.56 were repriced under this program. This repricing is estimated to result in incremental stock-based compensation expense of $909,000. Expense related to vested shares was expensed on the repricing date and expense related to nonvested shares is being amortized over the remaining term of the option.

12. INCOME TAXES

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Year Ended December 31,
	2008	2009	2010
United States	$(4,360)	$(2,644)	$19,275
Foreign	128	(481)	(309)

Total	$(4,232)	$(3,125)	$18,966

The following table presents the components of the provision for income taxes for the periods presented (in thousands):

	Year Ended December 31,
	2008	2009	2010
Current:
Federal	$—	$129	$107
State	243	560	541
Foreign	47	205	224

Total current	290	894	872

Deferred:
Federal	—	—	2,847
State	—	—	(247)
Foreign	—	(46)	109

Total deferred	—	(46)	2,709

Total provision	$290	$848	$3,581

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	Year Ended December 31,
	2008	2009	2010
U.S. federal taxes at statutory rate	34%	34%	35%
State income taxes, net of federal benefit	(2)	(12)	1
Foreign rate differential	—	(10)	(1)
Permanent differences	(1)	(6)	1
Stock-based compensation	(14)	(32)	10
Change in valuation allowance	(47)	(24)	(20)
Research and development credits	14	25	(8)
Other	9	(2)	1

Total	(7)%	(27)%	19%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Accruals and reserves	$5,193	$4,458
Net operating loss carryforwards	2,467	3,832
Tax credit carryforwards	2,972	4,081
Stock-based compensation	2,841	2,486
Amortization	113	—
Other	194	199

Total deferred tax assets	13,780	15,056
Less valuation allowance	(8,625)	(2,418)

Net deferred tax assets	5,155	12,638
Deferred tax liability:
Prepaid expenses	(309)	(831)
Amortization	—	(1,555)
Depreciation	(4,800)	(13,360)

Total deferred tax liabilities	(5,109)	(15,746)

Total net deferred tax assets (liabilities)	$46	$(3,108)

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the state and Ireland deferred tax assets can be realized as of December 31, 2010. Accordingly, the Company has recorded a full valuation allowance on its state and Ireland deferred tax assets. The valuation allowance increased by $1,608,000 during 2009 and decreased by $6,207,000 during 2010.

Pursuant to authoritative guidance, the benefit of stock options will only be recorded to stockholders’ equity when cash taxes payable is reduced. As of December 31, 2010, the portion of net operating loss carryforwards related to stock options is approximately $986,000.

As of December 31, 2010, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8,077,000, which expire at various dates beginning in the year 2023, if not utilized. The Company had net operating loss carryforwards for state income tax purposes of approximately $10,784,000, which expire at various dates beginning in the year 2014, if not utilized.

As of December 31, 2010, the Company had research and development credit carryforwards for federal income tax purposes of approximately $5,329,000, which expire at various dates beginning in the year 2023, if not utilized. The Company had research and development credit carryforwards for state income tax purposes of approximately $2,743,000, which can be carried forward indefinitely. The Company had minimum tax credit carryforwards for federal income tax purposes of approximately $147,000, which can be carried forward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company believes an ownership change, as defined under Section 382 of the Internal Revenue Code, existed in prior years, and has reduced its net operating loss carryforwards to reflect the limitation.

As of December 31, 2010, the Company had approximately $4,692,000 in total unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance—December 31, 2007	$1,095
Tax positions related to current year—additions	887

Balance—December 31, 2008	$1,982
Tax positions related to current year—additions	905

Balance—December 31, 2009	$2,887
Tax positions related to current year—additions	1,805

Balance—December 31, 2010	$4,692

If the $4,692,000 of unrecognized tax benefits as of December 31, 2010 is recognized, approximately $2,616,000 would decrease the effective tax rate in the period in which each of the benefits is recognized. The remaining amount would be offset by the reversal of related deferred tax assets on which a valuation allowance is placed. The Company does not expect any material changes to its unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2010, penalties and interest were immaterial.

The Company files income tax returns in the United States on a federal basis, California, and other states. The tax years 2006-2009 remain open to examination in the United States and California, and the tax years 2008 and 2009 remain open in the United Kingdom, which are the major taxing jurisdictions in which the Company is subject to tax.

The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiary as such earnings are to be reinvested indefinitely.

13. RELATED-PARTY TRANSACTIONS

In March 2008, the Company’s chair and president, Mr. Hoffman, made a personal loan to an employee of the Company. Proceeds from the personal loan were used by the employee to early exercise stock options. In May 2009, the Company entered into an option exercise and repurchase agreement with the employee. Under this agreement, the Company loaned the employee $680,000, which was used to repay Mr. Hoffman the original loan amount plus accrued interest. This in substance non-recourse note receivable was collateralized by personal assets and certain vested and unvested shares that were previously purchased by the employee upon early exercise of stock options in March 2008 and bore interest at the rate per annum of 2.05%, compounded annually. The Company recorded the transaction by reducing its share repurchase liability for $482,000 related to the unvested shares and a repurchase of vested shares of $198,000. This loan was repaid in full by the employee in January 2011.

In June 2008, the Company entered into a membership units purchase agreement with the Company’s chair and president at the time, Mr. Hoffman, to purchase the units owned by the Company’s chairman in Degrees of Connection LLC (“Degrees LLC”), the sole owner of a patent and certain related technology and intellectual property rights. The Company’s chair owned 50% of the membership units of Degrees LLC, and the Company purchased his entire interest in Degrees LLC for approximately $628,000 in cash. This amount is included within intangible assets. The Company and the other owner of Degrees LLC have a non-exclusive license to the patent owned by Degrees LLC. If, at a future date, (i) the Company acquires sole ownership of the patent owned by Degrees LLC and (ii) the Company sells the patent or is acquired by a third party, it must pay the chairman an additional amount of cash equal to 80% of the aggregate sales price of the patent or the portion of the sales price of the Company attributable to the patent, reduced by the aggregate purchase price of the Company’s membership units of Degrees LLC and the amount paid by the Company to acquire the patent owned by Degrees LLC.

In July 2008, the Company repurchased 575,000 shares of common stock from an executive officer of the Company at a price of $5.56 per share. The purchase price per share was based upon an independent valuation of the fair value of common stock. Total fair value of stock repurchased was $3,197,000.

14. INFORMATION ABOUT REVENUE AND GEOGRAPHIC AREAS

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure.

Revenue by geography is based on the shipping address of the customer. The following tables present the Company’s revenue by product line, as well as revenue and long-lived assets by geographic region for the periods presented (in thousands):

Net revenue

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Net revenue by product:
Hiring Solutions	$17,352	$36,136	$101,884	$16,929	$46,333
Marketing Solutions	25,972	38,278	79,309	14,226	27,683
Premium Subscriptions	35,449	45,713	61,906	13,561	19,916

Total	$78,773	$120,127	$243,099	$44,716	$93,932

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Net revenue by geographic location:
United States	$61,211	$88,483	$176,975	$32,535	$65,120
All other countries (1)	17,562	31,644	66,124	12,181	28,812

Total	$78,773	$120,127	$243,099	$44,716	$93,932

(1)	During the year ended December 31, 2009, 10% of total revenue was derived from customers in the United Kingdom. No other country exceeded 10% of total revenue during any of the other periods presented.

No individual customer accounted for 10% or more of consolidated net revenue or accounts receivable for any of the periods presented.

Long-Lived Assets

	December 31,			March 31, 2011
	2008	2009	2010
				(Unaudited)
United States	$21,717	$25,648	$54,454	$62,393
All other countries	7	82	2,289	3,389

Total property and equipment, net	$21,724	$25,730	$56,743	$65,782

15. EMPLOYEE BENEFITS PLANS

The Company has established a 401(k) tax-deferred savings plan covering all employees who satisfy certain eligibility requirements. The 401(k) plan allows each participant to defer up to 75% of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. Effective January 1, 2011, the Company began to match any contributions made by the employees, including executives, up to 1.5% of an employee’s total annual compensation up to the annual limits established by the Internal Revenue Service.

16. SUBSEQUENT EVENTS

In April 2011, the Compensation Committee of the Company’s Board of Directors approved an increase to the number of shares authorized under the Plan by 13,000,000 shares. Additionally, the Company’s Board of Directors approved an amendment to the Company’s certificate of incorporation to adjust the anti-dilution features associated with the Plan to account for this increase in shares authorized.

In April 2011, the Compensation Committee of the Company’s Board of Directors and the Company’s Board of Directors approved stock option grants for the purchase of an aggregate of 1,559,080 shares of common stock. The stock options were granted under the Plan and have an exercise price of $22.59 per share. The options generally vest over a four-year period with 25% vesting at the end of one year and the remaining to vest monthly thereafter.

In April 2011, all redemption rights of the holders of Series D preferred stock, to the extent applicable, were waived with respect to the Company’s proposed initial public offering.

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by the Registrant.

Item	Amount
SEC registration fee	$36,637
FINRA filing fee	32,056
NYSE listing fee	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,350,000
Printing and engraving expenses	200,000
Transfer agent and registrar fees and expenses	20,000
Blue Sky fees and expenses	15,000
Miscellaneous fees and expenses	396,307

Total	$3,800,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2008, the Registrant made sales of the following unregistered securities:

Sales of Preferred Stock

From June 2008 through September 2008, the Registrant sold an aggregate of 6,599,987 shares of its Series D preferred stock to a total of 13 accredited investors at a purchase price per share of $11.47, for an aggregate purchase price of $75,701,851.

In May 2010, the Registrant sold 70,365 shares of its Series A preferred stock to an accredited investor on the exercise of an outstanding warrant at a purchase price per share of $0.32 for an aggregate purchase price of $22,500.

Option and Common Stock Issuances

From January 1, 2008 through April 15, 2011, the Registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 15,642,793 shares of common stock under the Registrant’s Amended and Restated 2003 Stock Incentive Plan, or the 2003 Plan, at exercise prices ranging from $1.50 to $22.59 per share, which includes options to purchase shares of common stock that were repriced on a one-for-one basis to $2.32 per share in February 2009.

From January 1, 2008 through April 15, 2011, the Registrant granted to certain executive officers, directors and other investors options and rights to purchase an aggregate of 8,631,662 shares of common stock under the 2003 Plan at exercise prices ranging from $2.00 to $22.59 per share, which includes options to purchase shares of common stock that were repriced on a one-for-one basis to $2.32 per share in February 2009.

From January 1, 2008 through April 15, 2011, the Registrant issued and sold to its employees, consultants and other service providers an aggregate of 2,990,359 shares of common stock upon the exercise of options under the 2003 Plan at exercise prices ranging from $0.03 to $19.63 per share, for an aggregate exercise price of $7,868,041.

From January 1, 2008 through April 15, 2011, the Registrant issued and sold to certain executive officers, directors and other investors an aggregate of 2,510,475 shares of common stock upon the exercise of options under the 2003 Plan at exercise prices ranging from $0.46 to $22.59 per share, for an aggregate exercise price of $7,045,252.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statements

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation, as amended, of LinkedIn Corporation, as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation of LinkedIn Corporation, to be in effect upon completion of the offering.
3.3#	Bylaws of LinkedIn Corporation, as currently in effect.
3.4#	Form of Amended and Restated Bylaws of LinkedIn Corporation, to be in effect upon completion of the offering.

Exhibit Number	Description of Exhibit
3.5	Form of Amendment to Amended and Restated Certificate of Incorporation of LinkedIn Corporation, to be filed prior to this offering.
4.1	Form of LinkedIn Corporation’s Class A Common Stock Certificate.
4.2	Form of LinkedIn Corporation’s Class B Common Stock Certificate.
4.3#	Third Amended and Restated Investors’ Rights Agreement, by and among LinkedIn Corporation and the investors listed on Exhibit A thereto, dated June 13, 2008.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1+#	Amended and Restated 2003 Stock Incentive Plan and Form of Stock Option Agreement.
10.2+#	2011 Equity Incentive Plan and Form of Stock Option Agreement under 2011 Equity Incentive Plan.
10.3#	Form of Indemnification Agreement by and between LinkedIn Corporation and each of its directors and executive officers.
10.4+#	Offer Letter, between LinkedIn Corporation and Jeffrey Weiner, dated September 9, 2009, effective June 24, 2009, as amended.
10.5+#	Offer Letter, between LinkedIn Corporation and Steven Sordello, dated June 14, 2007.
10.6+#	Offer Letter, between LinkedIn Corporation and David Henke, dated October 28, 2009.
10.7+#	Offer Letter, between LinkedIn Corporation and Dipchand Nishar, dated November 17, 2008.
10.8+#	Offer Letter, between LinkedIn Corporation and Erika Rottenberg, dated May 22, 2008.
10.9+#	Form of Stock Purchase Agreements by and between LinkedIn Corporation and Steven Sordello, and schedule of omitted material details thereto.
10.10+#	Form of Option Exercise and Repurchase Agreements by and between LinkedIn Corporation and Jeffrey Weiner, Steven Sordello, Dipchand Nishar and Erika Rottenberg, and schedule of omitted material details thereto.
10.11+#	2010 Executive Bonus Compensation Plan.
10.12#	Membership Units Purchase Agreement by and between LinkedIn Corporation and Reid Hoffman, dated June 13, 2008.
10.13#	Master Services Agreement by and between LinkedIn Corporation and Equinix Operating Co., Inc., dated February 27, 2008.
10.13A†#	Amendment No. 1 to the Master Services Agreement by and between LinkedIn Corporation and Equinix Operating Co., Inc., dated June 1, 2010.
10.14#	Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated March 20, 2007.
10.14A#	First Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated September 24, 2007.
10.14B#	Second Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated June 25, 2008.
10.14C#	Third Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated December 18, 2009.
10.14D#	Fourth Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated March 3, 2010.
10.14E#	Fifth Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated December 17, 2010.
10.15#	Sublease by and between LinkedIn Corporation and Omnicell, Inc., dated January 4, 2011.
10.16#	Sublease by and between LinkedIn Corporation and Actel Corporation, dated February 18, 2010.
10.17+#	2011 Employee Stock Purchase Plan.
10.18+#	Form of Supplement to Offer Letters by and between LinkedIn Corporation and Jeffrey Weiner, Steven Sordello, David Henke, Dipchand Nishar and Erika Rottenberg.
10.19+	Change of Control Agreement between LinkedIn Corporation and Michael Gamson, dated as of May 5, 2011.
10.20+†#	2011 Executive Bonus Compensation Plan.

Exhibit Number	Description of Exhibit
21.1#	List of subsidiaries.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1#	Power of Attorney (see page II-5 of the original filing of this registration statement).
99.1#	Consent of International Planning & Research.

+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.
#	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 6th day of May, 2011.

LINKEDIN CORPORATION

By:	/s/ Jeffrey Weiner
Jeffrey Weiner Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey Weiner Jeffrey Weiner	Chief Executive Officer and Director (principal executive officer)	May 6, 2011

/s/ Steven Sordello Steven Sordello	Senior Vice President and Chief Financial Officer (principal financial officer)	May 6, 2011

/s/ Kent Buller Kent Buller, CPA	Corporate Controller (principal accounting officer)	May 6, 2011

* A. George “Skip” Battle	Director	May 6, 2011

* Reid Hoffman	Chair of the Board of Directors	May 6, 2011

* Leslie Kilgore	Director	May 6, 2011

* Stanley Meresman	Director	May 6, 2011

* Michael Moritz	Director	May 6, 2011

* David Sze	Director	May 6, 2011

*By :	/s/ Erika Rottenberg
Erika Rottenberg Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation, as amended, of LinkedIn Corporation, as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation of LinkedIn Corporation, to be in effect upon completion of the offering.
3.3#	Bylaws of LinkedIn Corporation, as currently in effect.
3.4#	Form of Amended and Restated Bylaws of LinkedIn Corporation, to be in effect upon completion of the offering.
3.5	Form of Amendment to Amended and Restated Certificate of Incorporation of LinkedIn Corporation, to be filed prior to this offering.
4.1	Form of LinkedIn Corporation’s Class A Common Stock Certificate.
4.2	Form of LinkedIn Corporation’s Class B Common Stock Certificate.
4.3#	Third Amended and Restated Investors’ Rights Agreement, by and among LinkedIn Corporation and the investors listed on Exhibit A thereto, dated June 13, 2008.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1+#	Amended and Restated 2003 Stock Incentive Plan and Form of Stock Option Agreement.
10.2+#	2011 Equity Incentive Plan and Form of Stock Option Agreement under 2011 Equity Incentive Plan.
10.3#	Form of Indemnification Agreement by and between LinkedIn Corporation and each of its directors and executive officers.
10.4+#	Offer Letter, between LinkedIn Corporation and Jeffrey Weiner, dated September 9, 2009, effective June 24, 2009, as amended.
10.5+#	Offer Letter, between LinkedIn Corporation and Steven Sordello, dated June 14, 2007.
10.6+#	Offer Letter, between LinkedIn Corporation and David Henke, dated October 28, 2009.
10.7+#	Offer Letter, between LinkedIn Corporation and Dipchand Nishar, dated November 17, 2008.
10.8+#	Offer Letter, between LinkedIn Corporation and Erika Rottenberg, dated May 22, 2008.
10.9+#	Form of Stock Purchase Agreements by and between LinkedIn Corporation and Steven Sordello, and schedule of omitted material details thereto.
10.10+#	Form of Option Exercise and Repurchase Agreements by and between LinkedIn Corporation and Jeffrey Weiner, Steven Sordello, Dipchand Nishar and Erika Rottenberg, and schedule of omitted material details thereto.
10.11+#	2010 Executive Bonus Compensation Plan.
10.12#	Membership Units Purchase Agreement by and between LinkedIn Corporation and Reid Hoffman, dated June 13, 2008.
10.13#	Master Services Agreement by and between LinkedIn Corporation and Equinix Operating Co., Inc., dated February 27, 2008.
10.13A†#	Amendment No. 1 to the Master Services Agreement by and between LinkedIn Corporation and Equinix Operating Co., Inc., dated June 1, 2010.
10.14#	Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated March 20, 2007.
10.14A#	First Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated September 24, 2007.
10.14B#	Second Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated June 25, 2008.
10.14C#	Third Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated December 18, 2009.
10.14D#	Fourth Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated March 3, 2010.
10.14E#	Fifth Amendment to Lease by and between LinkedIn Corporation and Britannia Hacienda VIII LLC, dated December 17, 2010.

Exhibit Number	Description of Exhibit
10.15#	Sublease by and between LinkedIn Corporation and Omnicell, Inc., dated January 4, 2011.
10.16#	Sublease by and between LinkedIn Corporation and Actel Corporation, dated February 18, 2010.
10.17+#	2011 Employee Stock Purchase Plan.
10.18+#	Form of Supplement to Offer Letters by and between LinkedIn Corporation and Jeffrey Weiner, Steven Sordello, David Henke, Dipchand Nishar and Erika Rottenberg.
10.19+	Change of Control Agreement between LinkedIn Corporation and Michael Gamson, dated as of May 5, 2011.
10.20+†#	2011 Executive Bonus Compensation Plan.
21.1#	List of subsidiaries.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1#	Power of Attorney (see page II-5 of the original filing of this registration statement).
99.1#	Consent of International Planning & Research.

+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.
#	Previously filed.